UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-translated documents of POSCO’s Interim Report for the year 2020

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: September 10, 2020	By	/s/ Lim, Seung-Kyu
(Signature)
Name : Lim, Seung-Kyu
Title : Executive Vice President

Exhibit 99.1

INTERIM REPORT

(From January 1, 2020 to June 30, 2020)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT

(From January 1, 2020 to June 30, 2020)

To:        Korean Financial Services Commission and Korea Exchange

/s/ Chang, In-Hwa
Chang, In-Hwa
President and Representative Director
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea

Telephone: +82-54-220-0114

/s/ Lim , Seung-Kyu
Lim, Seung Kyu
Executive Vice President
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea

Telephone: +82-2-3457-0114

2

Attachment:	Independent Auditors’ Review Report (Consolidated and Separate)

3

I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

The Company’s business scope is as follows:

Business

(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;

(2) To engage in harbor loading and unloading, transportation and warehousing businesses;

(3) To engage in the management of professional athletic organizations;

(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;

(5) To engage in leasing of real estate and distribution businesses;

(6) To engage in the supply of district heating business;

(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;

(8) To engage in educational service and other services related to business;

(9) To engage in manufacture, process and sale of non-ferrous metal;

(10) To engage in technology license sales and engineering business; and

(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

B. POSCO Enterprise Group

(1)	Name of the Enterprise Group: POSCO

(2)	Companies Belonging to the Enterprise Group

POSCO, POSCO CHEMICAL CO., LTD, POSCO INTERNATIONAL Corporation, POSCO COATED & COLOR STEEL Co., Ltd., POSCO ICT, POSCO M-TECH, Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSCO O&M Co., Ltd., POSCO Humans, POSCO ENGINEERING & CONSTRUCTION., LTD., POSCO Research Institute, POSCO A&C, TANCHEON E&E, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., POSCO-Terminal Co., Ltd., POSCO ENERGY CO., LTD., PSC Energy Global Co., Ltd., Gale International Korea, LLC, POSCO Venture Capital Co., Ltd., Pohang Special Welding Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, Samcheok Blue Power Co., Ltd. (By change of name from POSPower Co., Ltd), Songdo Posco family Housing, POSCO Group University, POSCO Research & Technology, Pohang Techno Valley PFV Corporation, Songdo Development PMC (Project Management Company) LLC., Korea Fuel-Cell, POSCO SPS

4

(3) Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as Enterprise Group subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1) Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2) Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Geumho-dong), Gwangyang-si, Jeollanam-do, Korea

(c)	Seoul Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates six overseas offices as follows:

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United Arab Emirates(Dubai), Iran(Teheran), Brazil(Rio de Janeiro), Argentina(Jujuy), European Union(Germany), and Australia(Perth).

(3) Major Changes in the Board of Directors (as of March 27, 2020)

(a)	Inside Directors

•

Re-appointment : Chang, In-Hwa (Representative Director, President), Chon, Jung-Son (Senior Executive Vice President), Kim, Hag-Dong (Senior Executive Vice President) and Jeong, Tak (Senior Executive Vice President)

(b)	Outside Directors

•	Re-appointment : Chang, Seung-Wha

(c)	Audit Committee Member

•	New member : Pahk, Heui-Jae (Outside director)

(4) Changes of the Major Shareholders of POSCO

(a)	Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO.

(b)

For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr) with the filing dates given below:

January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, April 10, 2017, July 12, 2017, October 13, 2017, January 10, 2018, April 11, 2018, July 9, 2018, October 10, 2018, January 9, 2019, April 9, 2019, July 9, 2019, October 8, 2019, January 8, 2020, February 10, 2020, March 11, 2020, April 7, 2020, May 8, 2020, June 3, 2020, July 7, 2020, and August 6, 2020)

B. POSCO’s Merger, Acquisition and Handover of Businesses

(1) March 2016 : Small scale merger of POSHIMETAL Co., Ltd into POSCO

(2) May 2016 : Small scale merger of POSCO Green Gas Technology into POSCO

(3) January 2019 : Small scale merger of POSCO Processing & Service Co., Ltd into POSCO

(4) September 2019 : Small scale merger of By-Product Hydrogen Generation Business from POSCO ENERGY into POSCO after spin-off

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C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

[None]

4. Other Information Regarding Shares

A. Total Number of Shares

(As of June 30, 2020)
Authorized Shares	Issued Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

					(As of June 30, 2020)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered	7,071,194	—	—	—	7,071,194
Trust Contract	Common	—	358,953	—	—	358,953

Total	Stock	7,071,194	358,953	—	—	7,430,147

*	Beginning : January 1, 2020

5. Voting Rights

		(As of June 30, 2020)
Classification of Shares	Number of Shares	Remarks
(1) Number of Issued Shares	87,186,835	—
(2) Shares without Voting Rights	7,430,147	- Treasury stock: 7,071,194 - Trust holding: 358,953
(3) Shares with Voting Rights	79,756,688	—

7

6. Earnings and Dividends

			(In millions of KRW)
	2020.1H	2019	2018
(Consolidated) Profit*	435,675	1,835,087	1,690,612
(Separate) Profit	459,666	1,175,712	1,072,592
Earnings per Share (Consolidated, KRW)	5,400	22,823	20,911
Cash Dividend Paid	160,061	801,156	800,009
Pay-out Ratio (Consolidated, %)	36.7	43.7	47.3
Dividend per Share (KRW)	2,000	10,000	10,000
Dividend Yield (%)	1.1	4.1	4.1

*	(Consolidated) Profit : Profit attributable to owners of the controlling company

7. Stock Prices and Trading Volumes

The stock prices and trading volumes of POSCO for the last 6 months are as follows.

A. The Korean Stock Market

					(KRW/share, In thousands of shares)
		January 2020	February 2020	March 2020	April 2020	May 2020	June 2020
Common share	Highest Price	247,000	224,000	197,000	201,500	184,500	203,000
	Lowest Price	221,000	195,500	138,000	155,000	168,000	174,000
	Average Price	235,600	213,725	167,705	171,200	175,763	188,614
Trading volume	Daily highest	584	538	1,020	994	899	1,149
	Daily lowest	139	182	300	99	245	205
	Monthly	5,297	5,886	11,691	10,230	9,060	9,582

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B. New York Stock Exchange

					(USD/ADS*, In thousands of ADS*)
		January 2020	February 2020	March 2020	April 2020	May 2020	June 2020
American Depositary Share (ADS)	Highest Price	52.3	47.1	41.1	38.6	37.4	42.6
	Lowest Price	44.4	40.2	26.7	31.1	34.3	37.0
	Average Price	50.1	44.3	34.0	34.8	35.9	39.1
Trading volume	Daily highest	508	449	817	375	533	421
	Daily lowest	119	105	252	129	92	107
	Monthly	4,721	4,372	9,676	5,268	4,166	4,902

*	ADS : American Depositary Share representing one-fourth of one share of Common Stock

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments:

Steel, Trading, Engineering & Construction, and Others.

B. Summary of Financial Status of Segment

					(In millions of KRW)
Segment	2020.1H		2019		2018
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	13,479,418	308,755	32,078,45	2,786,517	32,358,009	4,536,318
Trading	10,016,612	242,814	22,157,131	542,724	22,407,717	383,934
Engineering & Construction	3,395,502	197,071	6,944,629	338,865	6,769,410	411,489
Others	1,375,826	124,327	3,186,635	200,749	3,442,641	210,859

Total	28,267,367	872,967	64,366,848	3,868,855	64,977,777	5,542,600

2. Business Status of Segments

A. Steel

(1) Summary of Business

There are 69 consolidated companies in the steel segment, including 3 domestic companies including POSCO and POSCO C&C, and 65 overseas companies including POSCO (Zhangjiagang) Stainless Co., Ltd. in China and overseas processing centers. POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Works and Gwangyang Works. POSCO C&C is a company specializing in manufacturing surface-treated steel products, POSCO (Zhangjiagang) Stainless Co., Ltd., is a stainless steel sheet manufacturer and seller, and there are other overseas processing centers that process and sell steel materials.

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The steel industry is a fundamental industry that has taken pivotal roles in the national economic development since the 1970s by supplying basic steel materials to demanding industries such as automobiles, shipbuilding, home appliances, construction, etc. The steel industry is a capital and technology-intensive industry that requires enormous initial investments.

The Korean steel market is tariff-free, and especially within the Northeast Asian region, there is little difference in logistics costs among Korea, China and Japan, so it can be viewed as an open market.

All iron ore and coking coal that are the main raw materials for steel manufacturing, are imported. In order to secure stable raw materials sourcing, the company is continuously increasing purchases through raw material development investments by acquiring shares of overseas raw materials companies.

Environmental regulations for the steel industry are being strengthened. To protect the environment, POSCO has continuously invested in environmental facilities and has been actively responding to future environmental changes such as low-carbon and green growth by commercializing the world’s first eco-friendly steel manufacturing method, FINEX and so on.

In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 55% of total sales and export sales are around 45%, and by export region, the proportion of China, Southeast Asia, and Japan is high, in the first half of 2020. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%.

The company will focus on the following management activities:

First, in the steel business, the company will operate flexible production and sales system that can minimize the impact of production cuts along with extreme cost reduction. Second, the POSCO Group businesses will pursue continuous business evolution and focus on core businesses. Third, the company will endeavor to create symbiotic values, the core of realizing the corporate citizenship management philosophy. Fourth, the company will create safe and pleasant workplaces and maintain sound labor-management culture to realize higher labor productivity compared to competitors.

(2) Market Share

					(Millions of Tons, %)
Category	2020.1H		2019		2018
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	32.9	100	71.4	100	72.5	100
POSCO	16.9	51.7	38.0	53.2	37.7	52.0
Others	15.7	48.3	33.4	46.7	34.8	48.0

Source: World Steel Association (www.worldsteel.org)

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B. Trading

(1) Market Share

		(Millions of US Dollars)
Category	2020.1H	2019.1H	Growth rate
All Trading Companies in Korea	240,642	271,148	-11.3%
POSCO International Corp.	2,563	3,265	-21.5%

Source: Korea International Trade Association

(2) Summary of Businesses

POSCO International and its consolidated subsidiaries engage in three major businesses; trading, energy and others. In addition, POSCO International maintains a global network of over 100 subsidiaries and branches in major overseas regions. In the case of the trading business, POSCO International has been actively developing and expanding new businesses in fields such as agro-commodities, LNG trading, and industrial materials based on the know-how accumulated over a long period of time in the traditional trading business and through its vast overseas networks. In the energy business, POSCO International conducts businesses such as natural gas and crude oil development, LNG infrastructure, natural resources and power generation infrastructure.

C. Engineering & Construction

POSCO E&C engages in primarily 4 businesses: construction, energy, civil engineering and plant. In the construction business, based on its know-how in the construction of skyscrapers and commercial complexes, POSCO E&C involves in a new city and private complex development projects. In the energy business, it involves in various power generation plant projects including renewable energy projects. The civil engineering business is about constructing expressways, railroads and bridges. Plant business is the construction of integrated steel mills, EPC projects and industrial plants.

D. Others

(1) POSCO ENERGY

POSCO ENERGY started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 1990’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand for electricity in Korea. POSCO ENERGY acquired the LNG terminal business from POSCO in 2019, providing an opportunity to expand the LNG value chain. The LNG terminal business operates stable business structure through businesses such as tank rental, small scale LNG business, and ship trial run. POSCO ENERGY plans to secure stable profit base through the expansion of the LNG terminal in the future and grow into a general energy company focused on gas and power.

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(2) POSCO ICT

Based on the competitiveness in ICT, POSCO ICT has expanded Smart Factory and provided IT solutions to POSCO and POSCO subsidiaries. POSCO ICT has expanded Smart Factory based on the world’s first continuous process platform “PosFrame” and next-generation production optimization system “MES 3.0”. POSCO ICT has been actively applying smart technology for strategic businesses in manufacturing, logistics, trade, and energy sectors, such as building MES at the POSCO CHEMICAL’s anode and cathode material factory, spreading the Smart Management of POSCO International, and spreading the Intelligent Power Plant of POSCO Energy in order to promote the digital transformation of POSCO subsidiaries and other businesses.

(3) POSCO CHEMICAL

POSCO CHEMICAL operates mainly 3 businesses: refractory, quicklime & chemical and energy material. In the refractory business, POSCO CHEMICAL produces and maintains refractories. In the quicklime & chemical business, POSCO CHEMICAL produces quicklime and chemical products such as coal tar and light oil. In the energy material business, POSCO CHEMICAL provides cathode and anode materials which are the main components for secondary cells: cathode, anode, electrolyte and separation membrane. Due to environment-friendly policy with less carbon emission worldwide, demands for Energy Storage System and Electric Vehicle are expected to grow continuously.

(4) POSCO M-TECH

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers. In the case of steel products packaging, POSCO M-TECH continuously develops packaging automated molding machines and applies environment-friendly packaging materials. In addition, aluminum deoxidizers engage in primarily 3 types : Pellet, Mini-Pellet and Ingot. POSCO M-TECH has expanded the sales of aluminum deoxidizers in overseas markets.

13

3. Key Products

A. Sales of Key Products (2020.1H)

			(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	34,434	16.50
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	64,101	30.72
	Stainless Steel Products	Western tableware, etc.	45,506	21.81
	Others	Plates, Wire rods, etc.	64,589	30.96
	Gross Sum		208,630	100.00
	Deduction of Internal Trade		(73,836)

	Sub Total		134,794

Trading	Steel, Metal		118,193	71.83
	Chemical, Strategic Item, Energy		12,497	7.60
	Others		33,847	20.57
	Gross Sum		164,537	100.00
	Deduction of Internal Trade		(64,371)

	Sub Total		100,166

Engineering & Construction	Domestic Construction	Architecture	22,869	58.29
		Plant	6,983	17.80
		Civil Engineering	2,740	6.98
		Others	—	0.00
	Overseas Construction		3,213	8.19
	Owned Construction		2,150	5.48
	Others		1,275	3.25
	Gross Sum		39,231	100.00
	Deduction of Internal Trade		(5,276)

	Sub Total		33,955

Others	Electricity Sales, etc.		26,921
	Deduction of Internal Trade		(13,163)

	Sub Total		13,758

	Total Sum		282,674

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B. Price Movement Trends of Key Products

			(In thousands of KRW/ Tons, KRW/kWh)
Business Area	Products	2020.1H	2019	2018
Steel	Hot-rolled Product (HR)	631	695	707
	Cold-rolled Product (CR)	769	800	807
Others	Electric Power	85	94	100
	Refractory	990	1,073	1,073
	Lime	108	111	108

Trade and Engineering & Construction businesses are not reflected on the table above due to difficulties in measuring the price movement trend.
From the 1st quarter of the 49th term, price changes of the refractory product are calculated after excluding new refractory products

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2) Factors of Price Changes

Since 2016, prices have continued to rise, but after a slight decline in 2019 as the domestic and overseas demand industry worsened, prices fell sharply due to COVID-19 in 2020.

[Others]

(1) Criteria for Calculation

(a)	Electric Power = Price of electric power / Total amount of power generated

(b)	Refractory and lime: Average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	52,128 (58.1)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	17,236 (19.2)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	20,377 (22.7)	Nickel, Ferrochrome, STS Scrap Iron, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,231 (21.1)
		Steel Reinforcement	Strengthening Concrete	977 (16.8)
		Cable	Electricity Transfer	48 (0.8)
		Steel Pile	Foundation of Structure	149 (2.6)
		Others	Construction of Pipe and Structure etc.	3,417 (58.7)
Others	Raw Materials	LNG	Material for Power Generation	4,508 (53.3)
		Limestone	Production of Lime	418 (4.9)
		Others	Engineering business etc.	3,528 (41.7)

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B. Price Movement Trends of Major Raw Materials

			(In thousands of KRW)
Business Area	Category	2020.1H	2019	2018
Steel	Iron Ore(per ton)	103	102	76
	Coal(per ton)	165	207	228
	Scrap Iron(per ton)	319	347	395
	Nickel(per ton)	15,046	16,148	15,074
Engineering & Construction	Ready-mixed Concrete (per m3)	63	63	63
	Steel Pile (per m)	136	136	146
	Steel Reinforcement (per kg)	1	1	1
	Cable (per m)	1	1	1
Others	LNG (per ton)	599	668	768
	Lime (per ton)	20	20	19

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[Steel]

Price Movement Trend of Major Raw Materials

(1) Iron Ore

										(In US Dollars/ Tons)
	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q
Trend of International Benchmark Price (Free On Board, “FOB”)	88	83	80	92	94	77	64	57	58	68	57	64

(2) Coal

										(In US Dollars/ Tons)
	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q
Trend of International Benchmark Price (FOB)	118	155	140	161	203	206	221	188	190	229	204	189

(3) Scrap Iron

										(In US Dollars/ Tons)
	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q
Trend of Purchase Price (Cost and Freight, “CFR”)	254	274	270	290	312	325	343	350	364	379	344	322

(4) Nickel

	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q
Trend of London Metal Exchange ( “LME”) Cash Price	USD 5.54 /lb USD 12,215/ton	USD 5.77 /lb USD 12,723/ton	USD 7.01 /lb USD 15,450/ton	USD 7.05 /lb USD 15,540/ton	USD 5.56 /lb USD 12,258/ton	USD 5.61 /lb USD 12,369/ton	USD 5.22 /lb USD 11,516/ton	USD 6.02 /lb USD 13,266/ton	USD 6.56 /lb USD 14,467/ton	USD 6.02 /lb USD 13,276/ton	USD 5.25/lb USD 11,584/ton	USD 4.78/lb USD 10,528/ton	USD 4.18/lb USD 9,225/ton

LME : London Metal Exchange

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[Engineering and Construction]

(1) Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPIRAL, 609.6, 12T, STP275, KS F 4602
Steel Reinforcement	High Tensile Deformed Bar SD400 D10mm
Cable	TFR-3, 0.6/1KV, 2.5SQ, 2core

[Others]

(1) Criteria for Calculation

<POSCO ENERGY>

LNG: The average price between LNG purchased from Korea Gas Corporation and LNG purchased directly from foreign suppliers

<POSCO CHEMICAL>

Refractory and lime: Purchase prices and transportation fees

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5. Production and Facilities

A. Production Capacity

[Steel]

			(Thousands of Tons)
Business Area	Products	2020.1H	2019	2018
Steel	Crude Steel	22,829	47,534	47,590

[Others]

	(Electric Power-MW per year, Lime-Thousands of Tons per year)
Business Area	Products		2020.1H	2019	2018
Power Generation	Electric Power	Incheon	3,412	3,412	3,412
		Gwangyang	—	284	284
		Pohang	—	290	290
Lime	Lime		1,092	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

			(Thousands of Tons)
Products		2020.1H	2019	2018
Crude Steel		19,105	42,948	42,867
Products	Hot-Rolled Steel	4,304	8,739	8,716
	Plate	3,536	7,191	7,432
	Wire Rod	1,300	2,756	2,867
	Pickled-Oiled Steel	1,075	2,967	2,946
	Cold-Rolled Products	3,023	7,416	8,551
	Coated Steel	2,910	6,526	7,163
	Electrical Steel	421	819	1,078
	Stainless Steel	1,860	3,850	3,978
	Others	2,264	5,761	5,903

	Total	20,694	46,025	48,634

The amount of products is the aggregate amount of POSCO’s production and production of POSCO subsidiaries, which may include interested parties’ transactions.

20

(2) Capacity Utilization Rate

				(Thousands of Tons, %)
	Company	Capacity	Production	Utilization Rate
Crude Steel	POSCO	20,229	16,859	83.3
Production	Zhangjiagang Pohang Stainless Steel Co., Ltd	550	485	88.1
	PT.KRAKATAU POSCO	1,500	1,546	103.1
	POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (Former, SS VINA JOINT STOCK COMPANY)	275	215	78.1

	Total	22,554	19,105	83.6

Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY, formerly SS VINA JOINT STOCK COMPANY, had a production capacity of crude steel 1,100 thousand tons/year: section steel 550 thousand tons/year and reinforcing bar 550 thousand tons/year. However, after the exit of the reinforcing bar business in November 2019, the current crude steel production capacity is 550 thousand tons/year.

[Others]

(1) Production Result

			(Gwh, Thousands of Tons)
Business Area	Products	2020.1H	2019	2018
Power Generation	Electric Power	5,859	15,928	15,297
Lime	Lime	1,111	2,542	2,511

(2) Capacity Utilization Rate

		(Electric Power-hr, Lime-Thousands of Tons)
Business Area	Products	2020.1H Capacity	2020.1H Production	Utilization Rate(%)
Power Generation	Incheon Power Plant	4,368	2,277	52.1
Lime	Lime	1,092	1,111	102

21

C. Production Facilities

(1) The current status of production facilities

[Land]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,900,252	124,350	(238)	—	2,024,364
Trade	171,177	(120,003)	—	—	51,174
Engineering & Construction	25,528	912	(99)	—	26,341
Others	429,102	4,987	(1,762)	—	432,327

[Buildings]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,312,799	257,214	(19,335)	(141,957)	3,408,721
Trade	477,497	(63,007)	—	(6,570)	407,920
Engineering & Construction	72,102	3,225	—	(1,253)	74,074
Others	353,056	57,562	(11,292)	(10,413)	388,913

[Structures]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,418,025	76,165	(11,333)	(96,233)	2,386,624
Trade	22,484	320	(20,347)	(163)	2,294
Engineering & Construction	13,175	94	—	(791)	12,478
Others	450,822	161,485	(818)	(15,711)	595,778

[Machinery and Equipments]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	15,309,982	1,129,646	(214,226)	(1,063,809)	15,161,593
Trade	398,184	7,868	(113,567)	(17,809)	274,676
Engineering & Construction	5,267	1,890	(1,113)	(669)	5,375
Others	1,504,831	126,772	36,074	(56,387)	1,611,290

22

[Vehicles]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	20,095	6,324	(2,067)	(3,944)	20,408
Trade	5,852	1,273	(901)	(880)	5,344
Engineering & Construction	783	1,538	(757)	(1,172)	392
Others	5,555	2,779	(1,556)	(1,141)	5,637

[Tools and Fixtures]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	48,984	26,682	(5,452)	(11,280)	58,934
Trade	11,647	(4,995)	(3,438)	(1,571)	1,643
Engineering & Construction	599	742	(178)	(146)	1,017
Others	9,521	4,526	(1,682)	(2,059)	10,306

[Equipment]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	64,739	19,882	(8,736)	(10,011)	65,874
Trade	30,675	2,685	(1,913)	(4,708)	26,739
Engineering & Construction	4,055	2,866	(2,351)	(1,317)	3,253
Others	30,663	10,838	(6,034)	(2,884)	32,583

[Financial Lease Assets]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	417,805	47,936	107,259	(43,952)	529,048
Trade	81,002	41,178	(14,814)	(12,476)	94,890
Engineering & Construction	216,170	197,256	(170,755)	(20,635)	222,036
Others	59,605	7,205	(2,129)	(16,274)	48,407

23

[Biological Assets]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—	—	—	—	—
Trade	124,193	27,277	2,163	(3,699)	149,934
Engineering & Construction	—	—	—	—	—
Others	—	—	—	—	—

[Assets under Construction]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,436,769	1,288,418	(1,158,580)	(12,502)	1,554,105
Trade	105,280	19,901	(52,112)	—	73,069
Engineering & Construction	23,060	1,310	(622)	—	23,748
Others	364,638	118,141	(143,319)	—	339,460

24

(2) New Facility Establishment, Purchase, Etc.

(a) Investments under Construction

[Steel]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	June 2011 ~ September 2023	P) Establishment of by-product gas Power Plant P) Establishment of #6 Coke plant	15,088	2,013	13,074
		February 2017 ~ July 2022	G) The renovation of #3 furnace P) Establishment of coal storage (Silo)	20,731	13,891	6,840

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

Investments over KRW 10 billion are listed on the table.

[Trade]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
PT. BIO INTI AGRINDO	Establishment	December 2014 ~ December 2022	CPO MILL	463	431	32

Investments over KRW 10 billion are listed on the table.

[Others]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO ICT	Establishment/ Expansion	January 2020 ~ December 2020	Expansion of SM server	316	49	267
		January 2020 ~ December 2020	System improvement, IT facility purchase, etc.	182	42	140
POSCO CHEMICAL	Establishment/ Expansion	November 2018 ~ September 2020	Expansion of production lines in #2 anode material factory	1,598	1,594	4
	Establishment/ Expansion	March 2019 ~ April 2021	Expansion of product lines in #2 cathode material factory in Gwangyang	2,396	2,222	174
	Establishment/ Expansion	November 2019 ~ November 2021	Expansion of product lines in #2 anode material factory	1,373	187	1,186
	Establishment/ Expansion	February 2020 ~ May 2024	Establishment of artificial graphite anode factory	2,177	3	2,174
	Establishment/ Expansion	November 2019 ~ October 2021	Renovation of refractory factory for production increase	483	82	401
	Purchase	February 2020 ~ August 2020	Land purchase for the establishment of artificial graphite anode factory	130	123	7
POSCO Energy	Establishment/ Expansion	March 2020 ~ December 2021	Expansion of evaporator for Gwangyang LNG Terminal	360	1	359

Investments over KRW 10 billion are listed on the table

25

(b) Future Investment Plans				(In hundred millions of KRW)
Business	Company	Project	Investment effects	Planned Investments
				2020	2021	2022
Steel	POSCO	Establishment or expansion on fixed assets	Cost reduction	0	470	2,878
		Renovation and Replacement of Existing Facilities, etc.	Maintenance of existing facilities, etc.	590	6,553	13,666
	POSCO-CSPC	Establishment or expansion on fixed assets	Production increase and efficiency	0	0	107
Trading	PT. BIO INTI AGRINDO	Establishment/Expansion	Realization of profits by selling CPO	0	96	127
Others	POSCO CHEMICAL	Establishment or expansion on fixed assets	Line up expansion	820	2,077	99
		Renovation and Replacement of Existing Facilities, etc.	Maintenance of refractory factory for facility enhancement	50	351	0
	POSCO ICT	Establishment/Expansion	Improvement of POSCO IT service	316	169	542
			System improvement, etc.	182	380	57
	POSCO O&M	Establishment/Expansion	Renovation of Existing Facilities	67	107	111
	POSCO Energy	Establishment/Expansion	Enhancement of generation capacity	1,146	1,417	1,082

Investments over KRW 10 billion are listed on the table

26

6. Product Sales

[Steel]

		(In hundred millions of KRW)
Items		2020.1H	2019	2018
Domestic	Hot-Rolled Products	17,702	42,605	48,879
	Cold-Rolled Products	17,323	39,716	39,901
	Stainless Steel	10,994	21,167	21,281
	Others	31,863	77,026	77,230
Export	Hot-Rolled Products	16,731	41,064	35,231
	Cold-Rolled Products	46,777	125,658	124,449
	Stainless Steel	34,513	80,181	79,931
	Others	32,726	70,667	77,310
Total	Gross Sum	208,630	498,084	504,212
	Internal Transaction	(73,836)	(177,299)	(180,632)
	Total	134,794	320,785	323,580

[Trading]

		(In hundred millions of KRW)
Items		2020.1H	2019	2018
Domestic	Merchandise	16,425	29,315	33,706
	Product	2,259	5,120	4,702
	Others	185	1,101	1,483
Export	Merchandise	31,679	69,347	87,124
	Product	298	205	768
	Others	1	638	736
Trades among the 3 countries		113,689	270,522	254,670
Gross Sum		164,537	376,247	383,189
Internal Transaction		(64,371)	(154,677)	(159,112)
Total		100,166	221,571	224,077

27

[Engineering & Construction]

		(In hundred millions of KRW)
	Items	2020.1H	2019	2018
Domestic	Building	22,869	44,681	37,363
	Plant	6,983	10,953	10,238
	Civil Engineering	2,740	6,098	5,129
	Others	—	—	337
	Overseas	3,213	7,190	9,471
	Own Construction	2,150	5,712	7,568
	Other Subsidiary company sales	1,275	2,248	3,101
	Gross Sum	39,231	76,880	73,207
	Internal Transaction	(5,276)	(7,434)	(5,513)
	Total	33,955	69,446	67,694

[Others]

	(In hundred millions of KRW)
Items	2020.1H	2019	2018
Electric Power Sales	13,758	31,866	34,427

7. Derivatives

We use forward exchange contracts to hedge against the exchange rate risk for foreign currency loans. As of June 30, 2020, we assessed the fair value of our forward exchange contracts to be USD 0.7 billion (expiring October 2020), USD 0.55 billion (expiring April 2021), and a currency swap contracts to be USD 0.5 billion(expiring August 2023), USD 0.5 billion(expiring July 2024), USD 0.5 billion(expiring November 2022), USD 0.5 billion(expiring January 2023), and USD 0.44 billion(expiring January 2025), and EUR 0.5 billion(expiring January 2024).

We recognized KRW 65,882 million of gain on valuations of forward exchange contracts. Also, we recognized KRW 171,246 million of valuation gain on currency swap contracts. The transaction gain of currency swap contracts is KRW 643 million.

28

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Small scale merger with POSHIMETAL Co., Ltd.	December 2015

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds 100% a stake in POSHIMETAL Co., Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: December 23, 2015

4) Date of merger: March 1, 2016

5) Registration of merger: March 15, 2016

	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February 2016

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: February 26, 2016

4) Date of merger: May 1, 2016

5) Registration of merger: May 16, 2016

	JV Agreement for construction of steel mills for cold rolled steel products and plated steel products	April 2016

1) Purpose: Expansion of sales of automotive steel in Southwest province of China

2) Information: POSCO signed JV contracts with Chongqing Iron and Steel by holding 10% stake in Chongqing CISL High Strength Cold Rolling Steel Co. Ltd, and 51% stake in Chongqing POSCO CISL Automotive Steel Co., Ltd

3) Execution of JV Agreements: April 6, 2016

4) Termination JV Agreements: September, 2017

5) Liquidation of Steel mills set off: November 13, 2017

6) Completion of liquidation: June 28, 2018

	Small scale merger of POSCO Processing & Service	August 2018

1) Purpose: To increase operational efficiency

2) Information: POSCO Processing & Service (POSCO P&S) is merged into POSCO

-  The merger ratio is 1 : 0.1456475 (POSCO : POSCO P&S)

-  POSCO will distribute its treasury shares to the shareholders of POSCO P&S, and new shares will not be issued.

3) Conclusion of a contract: August 23, 2018

4) Date of merger: January 1, 2019

5) Registration of merger: February 2, 2019

	Small scale merger with By-product Hydrogen Generation Business after spin-off from POSCO ENERGY	April 2019

1) Purpose: To increase operational efficiency

2) Information: By-product Hydrogen Generation Business of POSCO ENERGY will be merged into POSCO

-  The merger ratio is 1 : 0.1145836 (POSCO : POSCO ENERGY)

3) Conclusion of a contract: April 16, 2019

4) Date of merger: September 1, 2019

5) Registration of merger: September 9, 2019

	LNG Terminal Business Transfer Agreement	April 2019

1) Business transferee: POSCO ENERGY

2) Conclusion of a contract: April 16, 2019

3) Date of transfer: September 1, 2019

4) Transfer amount : KRW 608,019 million

5) Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to
POSCO ENERGY

29

POSCO International Corporation	Investment on the 2nd stage development of A-1 / A-3 block in Myanmar gas field	June 2018

1) Investment amount: KRW 511,709,005,500 (USD 473,235,000)

2) Development period: August 1, 2017 ~ December 31, 2022

3) Gas production schedule: By additionally developing Shwe gasfield and newly developing Shwe Phyu gasfield, production will start in 2021 from Shwe and 2022 from Shwe Phyu

4) Other Information

-  Location: North-west offshore, Myanmar

-  This investment is the 2nd stage of development, which consists of 3 stages in

Myanmar gas field development. The purpose of investment is to maintain current gas production level by completing more drilling and adding more production wells to current Shwe platform.

-  In July 2018, facility design and construction began, and production is scheduled to start in 2021 in Shwe and in 2022 in She Phyu. But the development period includes the duration of feasibility test and basic design from August 2017 to May 2018.

•  POSCO International Corporation : 51.0%

•  ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•  MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•  GAIL (India) Limited : 8.5%

•  KOGAS(Korea Gas Corporation): 8.5%

-  Investment size of USD 473,235 thousand, applying the exchange rate of

1USD=1,081.30 KRW, was disclosed on the date of the BOD resolution (May 31, 2018).

-  Detailed information and future timeline on this resource development investment is subject to change.

Disclosure date : May 31, 2018 (Decision on natural resources investment)

	Small scale merger with Steel segment after spinoff from POSCO Processing &Service	November 2016

1) Purpose: Expanding the company’s capabilities in steel trading business and enhancing global competitiveness of the company’s steel business

2) Information: POSCO International merges with the steel segment and others of POSCO P&S at the merger ratio of 1: 0.4387662, after the spin off from POSCO P&S

3) Conclusion of a contract: November 4, 2016

4) Date of merger: March 1, 2017

5) Registration of merger: March 2, 2017

	Split-off of Domestic steel processing businesses	October 2019

1) Purpose : To specialize in steel processing business by splitting-off business division

2) Method : Split-off
3) Resolution date of Board of Directors : October 25, 2019
4) Shareholders’ meeting for approval : March 30, 2020
5) Date of Split-off : March 31, 2020
6) Registration date of Split-off : April 3, 2020

POSCO ENGINEERING & CONSTRUCTION	Small scale merger with POSCO ENGINEERING CO., LTD.	November 2016

1) Purpose: Achieving sustainable profit and growth by enhancing competitiveness

2) Information: POSCO E&C merges with POSCO Engineering at the merger ratio of 1:0, and POSCO E&C will not be issuing new shares

3) Conclusion of a contract: November 23, 2016

4) Date of merger: February 1, 2017

5) Registration of merger: February 14, 2017

POSCO O&M	Small scale merger with Blue O&M and MegaAsset	February 2019

1) Purpose: Enhancing foundation of growth by improving management efficiency and creating synergies among businesses

2) Information: POSCO O&M merges with Blue O&M and MegaAsset

3) Date of merger: February 1, 2019

4) Registration of merger: February 11, 2019

30

POSCO ENERGY	Contract of Shares Transfer	July 2018

1) Contract Parties: Nonghyup Bank(The third agent of KIAMCO PowerEnergy Private Special Assets Investment Trust), Doosan Heavy Industries & Construction, POSCO E&C, Industrial Bank of Korea(The first agent of Multi Asset POSPower Samcheok coal-fired private investment trust)

2) Signed Date: July, August, 2018

3) Contract Amount : KRW 343,706 million

4) Information: Contract of shares transfer for disposal of 68.5%(July) and 2.5%(August) POSPower shares

	Spin-off By-product Hydrogen Generation Business for merger into POSCO	April 2019

1) Contract counterpart: POSCO

2) Conclusion of a contract: April 16, 2019

3) Date of merger: September 1, 2019

4) Merger payment : KRW 1,163,692 million (No issuance of new shares from POSCO)

5) Information : POSCO merges with Hydrogen Generation Business of POSCO ENERGY at the merger ratio of 1:0.1145836

	LNG Terminal Business Transfer Agreement	April 2019

1) Business transferor: POSCO

2) Conclusion of a contract: April 16, 2019

3) Date of transfer: September 1, 2019

4) Transfer amount : KRW 608,019 million

5) Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to
POSCO ENERGY

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (Former, SS VINA JOINT STOCK COMPANY	Joint stock contract with YAMATO KOGYO CO., LTD. and SIAM YAMATO STEEL CO., LTD. to improve business structure	March 2020

1) Purpose: To improve business structure by collaborating with leading company in section steels

2) Information: POSCO’s 100% share of POSCO SS VINA changes to 51%

YAMATO KOGYO CO., LTD. takes 30% of shares and SIAM YAMATO STEEL CO., LTD. takes 19% of shares.

3) Conclusion of a contract: March 18, 2020

4) Registration of joint stock company : April 28, 2020

31

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company	Organization
Steel	POSCO	Steel Production and Technology Strategy Office
Safety & Environmental Planning Office
Technical Research Laboratories
Steel Product Research Lab
Process and Engineering Research Lab
Automotive Steel Research Lab
Steel Solution Research Lab
	POSCO COATED & COLOR STEEL Co,. Ltd.	R&D Center
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	R&D Center
Trading	POSCO International Corporation	Molding R&D Center
Stainless Quality Technology Group
Engineering & Construction	POSCO Engineering & Construction,. LTD.	R&D Center
	POSCO A&C	R&D Center
Others	POSCO ENERGY Co,. LTD	Renewable Energy Business Development Office
	POSCO ICT	R&D Center
	POSCO CHEMICAL	R&D Center
Energy Material R&D Center
	POSCO M-TECH	R&D Center

B. R&D Expenses in 2020.1H (In millions of KRW)

Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	32,986	52	1,624	14,709	49,371
Manufacturing Cost	166,217	45	896	102	167,261
R&D Cost (Intangible Assets)	14,933	—	—	(1,303)	13,630
Total*	214,136	97	2,520	13,508	230,262
Government Subsidy	—	—	100	—	100
R&D/Sales Ratio (%)	1.59%	0.00%	0.07%	0.98%	0.81%

*	This total expenses include government subsidy amount

32

III. Financial Statements

1. Consolidated Financial Statements

A. Summary of Fiscal Years of 2018, 2019 and 2020.1H

	(In millions of KRW)
Account	2020.1H	2019	2018
	As of June 30, 2020	As of December 31, 2019	As of December 31, 2018
[Total current assets]	37,746,123	34,842,374	33,651,002
Cash and cash equivalents	6,038,266	3,514,872	2,643,865
Other receivables, net	1,562,008	1,581,517	1,385,629
Other short-term financial assets	10,996,721	8,996,049	8,081,096
Trade accounts and notes receivable, net	8,561,530	9,078,351	9,282,609
Inventories	9,743,455	10,920,320	11,499,928
Other current assets	844,143	751,265	757,875
[Total non-current assets]	44,365,724	44,216,287	44,597,263
Other receivables, net	1,205,454	1,140,878	863,240
Other long-term financial assets	1,595,781	1,669,389	1,647,898
Investments in associates and joint ventures	3,990,672	3,927,755	3,650,003
Property, plant and equipment, net	30,161,877	29,925,973	30,018,273
Intangible assets, net	4,795,377	4,908,473	5,170,825
Other non-current assets	2,616,563	2,643,819	3,247,024
Total assets	82,111,847	79,058,661	78,248,265
[Total current liabilities]	18,265,631	16,323,690	18,937,985
[Total non-current liabilities]	16,253,071	14,940,264	12,550,729
Total liabilities	34,518,702	31,263,954	31,488,714
[Equity attributable to owners of the controlling company]	44,330,920	44,471,873	43,371,260
Share capital	482,403	482,403	482,403

33

Capital surplus	1,335,149	1,376,251	1,410,551
Hybrid bonds	199,384	199,384	199,384
Retained earnings	45,056,397	45,080,118	44,216,018
Other equity attributable to owners of the controlling company	(2,742,413)	(2,666,283)	(2,937,096)
[Non-controlling Interests]	3,262,225	3,322,834	3,388,291
Total equity	47,593,145	47,794,707	46,759,551

	From January 2020 to June 2020	From January 2019 to December 2019	From January 2018 to December 2018
Revenue	28,267,367	64,366,848	64,977,777
Operating profit	872,967	3,868,855	5,542,600
Profit	539,526	1,982,637	1,892,064
[Profit attributable to owners of the controlling company]	435,675	1,835,086	1,690,612
[Profit attributable to non-controlling interests]	103,851	147,551	201,452
Total comprehensive Income	517,905	2,129,105	1,463,535
[Total comprehensive income attributable to owners of the controlling company]	412,741	1,997,731	1,271,495
[Total comprehensive income attributable to non-controlling interests]	105,164	131,374	192,040
Earnings per share(KRW)	5,400	22,823	20,911
Number of Consolidated Companies	165	164	173

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

Refer to the attached Condensed Consolidated Financial Statements for the Condensed Consolidated Statements of Financial Position as of June 30, 2020, Condensed Consolidated Statements of Comprehensive Income (loss), Condensed Consolidated Statements of Changes in Equity, Condensed Consolidated Statements of Cash Flows for the six-month period ended June 30, 2020, and Notes

34

2. Separate Financial Statements

A. Summary of Fiscal Years of 2018, 2019 and 2020.1H

	(In millions of KRW)
Account	2020.1H	2019	2018
	As of June 30, 2020	As of December 31, 2019	As of December 31, 2018
[Total current assets]	20,016,741	18,216,066	16,796,400
Cash and Cash equivalents	2,446,945	978,139	259,219
Trade accounts and notes receivable, net	3,142,894	3,987,041	3,968,372
Other receivables, net	380,258	321,352	206,432
Other short-term financial assets	9,727,533	7,858,979	7,025,143
Inventories	4,215,794	4,988,530	5,288,009
Other current assets	103,317	82,025	49,225
[Total non-current assets]	37,603,368	37,494,700	37,329,580
Other receivables, net	89,055	56,468	57,767
Other long-term financial assets	1,176,466	1,257,896	1,176,757
Investments in Subsidiaries, associates, and joint ventures	15,216,814	15,069,857	15,121,339
Property, plant and equipment, net	20,187,097	20,132,199	20,154,334
Intangible assets, net	667,491	708,915	645,222
Other non-current assets	266,445	269,365	174,161
Total assets	57,620,109	55,710,766	54,125,980
[Total current liabilities]	4,737,598	3,331,446	3,895,973
[Total non-current Liabilities]	7,479,749	6,765,135	4,957,905
Total liabilities	12,217,347	10,096,581	8,853,878
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,252,220	1,252,220	1,154,775
[Hybrid bonds]	199,384	199,384	199,384
[Retained earnings]	45,383,559	45,372,411	45,175,459
[Other equity]	(1,914,804)	(1,692,233)	(1,739,919)

35

Account	2020.1H	2019	2018
Total equity	45,402,762	45,614,185	45,272,102

	From January 2020 to June 2020	From January 2019 to December 2019	From January 2018 to December 2018
Revenue	12,854,680	30,373,511	30,659,425
Operating profit	349,636	2,586,359	3,809,376
Profit	459,666	1,175,712	1,072,592
Earnings per share(KRW)	5,700	14,592	13,186

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

C. Separate Financial Statements

Refer to the attached Condensed Separate Financial Statements for the Condensed Separate Statements of Financial Position as of June 30, 2020, Condensed Separate Statements of Comprehensive Income (loss), Condensed Separate Statements of Changes in Equity, Condensed Separate Statements of Cash Flows for the six-month period ended June 30, 2020, and Notes.

36

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors (“BoD”)

(1) Board of Directors (as of August 13, 2020)

Our Board of Directors consists of five inside directors (Choi, Jeong-Woo, Chang, In-Hwa, Chon, Jung-Son, Kim, Hag-Dong, Jeong, Tak) and seven outside directors (Chung, Moon-Ki, Bahk, Byong-Won, Kim, Joo-Hyun, Kim, Shin-Bae, Chang, Seung-Wha, Kim, Sung-Jin, Pahk, Heui-Jae).

Our Board of Directors manages the following five Special Committees:

(a) Director Candidate Recommendation and Management Committee

(b) Evaluation and Compensation Committee

(c) Finance and Related Party Transactions Committee

(d) Audit Committee

(e) Executive Management Committee

Composition of the Special Committees under the Board of Directors and their Functions(as of August 13, 2020)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation and Management Committee	3 Outside Directors; 1 Inside Director	Kim, Joo-Hyun (Chairman) Bahk, Byong-Won Pahk, Heui-Jae Chon, Jung-Son

•  Qualification review of Outside Director candidates and recommendation to the general meeting of shareholders

•  Preliminary review and qualification review of Inside Director candidates

•  Preliminary deliberation on appointment of members of Special Committees

•  Pre-deliberation of the appointment of Representative Directors other than the CEO and the Representative Director

•  Operation of Outside Director Candidate Recommendation Advisory Panel

•  Other matters necessary for recommending candidates for Outside Directors

•  Agenda development and establishment of operating standards of the BoD and Special Committees

•  Pre-deliberation on revision or repeal of the Board of Directors Regulations

•  Pre-deliberation of the composition and operation of the Special Committees under the BoD

Evaluation and Compensation Committee	4 Outside Directors	Kim, Shin-Bae (Chairman) Kim, Joo-Hyun Chang, Seung-Wha Kim, Sung-Jin

•  Establishment of management succession and management training plan

•  Establishment and execution of management evaluation and compensation plan

•  Pre-deliberation on remuneration and retirement allowance of Directors

37

Finance and Related Party Transactions Committee	3 Outside Directors; 1 Inside Director	Kim, Sung-Jin (Chairman) Kim, Shin-Bae Chang, Seung-Wha Chang, In-Hwa

•  Developing policies for the company’s internal values and financial soundness

•  Prior deliberation in case of filing in, KRW 100 billion or more, litigation or arbitration, responding to reconciliation or mediation in the process of trial or taking any equivalent level of legal actions.

•  External Investments

•  Pre-deliberation on business units other than steel in terms of new external investments, capital increase or investment shares disposal of invested companies (KRW 100 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes)

•  Approval of new external investments on business units other than steel in terms of capital increase or investment shares disposal of invested companies (From KRW 10 billion to less than KRW 100 billion. Investment and capital increase includes borrowings and liabilities that the company takes.)

•  Deliberation and resolution of donation from over KRW 100 million to KRW 1 billion and pre-deliberation of donation over KRW 1 billion

•  Deliberation and resolution of bonds issuance or important borrowings (Including borrowings for refunding over KRW 100 billion)

•  Pre-deliberation of bonds issuance or important borrowings (New long-term borrowings over KRW 100 billion)

•  Deliberation and resolution on collateral provision of non-current assets

•  Deliberation and resolution on debt acquisition of invested company such as security and guarantee (Excludes when the debt is in relation to steel investment)

•  Internal transactions under Monopoly Regulation and Fair Trade Act (The act of providing or trading funds, securities, or assets with related party as business counterpart or for related party)

•  Review of internal transaction-related problems and improvement measures

•  Pre-deliberation of internal transaction (Amount KRW 100 billion or more)

•  Deliberation and resolution of internal transaction (Amount from KRW 5 billion to less than KRW 100 billion)

•  Appointment of Fair Trade Compliance Manager

38

Audit Committee	3 Outside Directors	Bahk, Byong-Won (Chairman) Chung, Moon-Ki Pahk, Heui-Jae

•  Setting the work scope of the committee

•  Matters that the BoD or Representative Directors delegated

•  Request for Extraordinary general meeting of shareholders

•  Consulting of external experts

•  Audit of the legitimacy of management’s business execution

•  Review soundness and validity of the company’s financial activities and the appropriateness of financial reporting

•  Review the validity of important accounting standards or changes in accounting estimates

•  Evaluation of the operation status of the internal accounting management system

•  Evaluation of the internal control system

•  Agreement on appointment or dismissal of internal audit department representative

•  Contract for appointment, remuneration and non-audit services of independent auditors

•  Evaluation of independent auditors’ audit activities

•  Report internal audit department’s annual audit plan and results

•  Report on the evaluation results of the company’s ethical compliance

•  An independent auditor reports on important facts of the company’s Directors’ misconduct or violation of laws or Articles of Incorporation

•  Report that independent auditors have violated the company’s accounting standards

•  Other matters deemed necessary by each committee member

39

Executive Management Committee	5 Inside Directors	Choi, Jeong-Woo (Chairman) Chang, In-Hwa Chon, Jung-Son Kim, Hag-Dong Jeong, Tak

•  Business

•  Position system, important matters related to human resource development and coordination

•  Important matters about changing the work system and welfare

•  New establishment plan for chair-professor

•  Housing Policy Establishment (Housing fund support standard and plan for housing construction)

•  Decision on closure of shareholders’ registry

•  Finance

•  Preliminary review on in-house investment plan (New establishment or expansion investment of KRW 200 billion or more)

•  Approval on in-house investment plan

New establishment or expansion investment from KRW 10 billion to less than KRW 200 billion.

Investment of KRW 10 billion or more other than new establishment or expansion (Amount of KRW 5 billion or more for investment in the ordinary course of business)

•  Pre-deliberation on new external investments, capital increase or investment shares disposal of invested companies in Steel Business Unit (KRW 100 billion or more. Investment or capital increase amount includes borrowings and liabilities that the company takes)

•  Approval on new external investments, capital increase or investment shares disposal of invested companies in Steel Business Unit (Amount from KRW 10 billion to less than KRW 100 billion. Investment or capital increase amount includes borrowings and liabilities that the company takes)

•  Acquisition or disposal of tangible, intangible, fixed or important investment assets from KRW 10 billion to less than KRW 200 billion

•  Technology application of over USD 1 million and technology sales contract approval

•  Acquisition of debt such as guarantees for invested company’s collateral involving steel investments

•  Other matters that the Chairman deems necessary or deemed necessary by each committee member

40

(2) List of Outside Directors (As of June 30 2020)

Name	Experience	Relation with Majority Shareholder	Remarks
Chung, Moon-Ki

•  Professor in Accounting, Sungkyunkwan University (2016~Present)

•  Partner and Chief Quality Officer, Samil PwC (1981~2012)

•  Committee Member, Accounting Review Committee of Financial Supervisory Service

•  Ph.D. in Accounting, Sungkyunkwan University

		None	Chairman of the Board of Directors

Bahk, Byong-Won

•  Honorary Chairman of Korea Employers Federation (March 2018 ~ Present)

•  Chairman of Korea Employers Federation (February 2015 ~ February 2018)

•  Chairman of The Korea Federation of Banks (November 2011 ~
November 2014)

•  Chairman & CEO Woori Financial Group (March 2007 ~ June 2008)

•  MA in Economics, University of Washington (1985)

None

Kim, Joo-Hyun

•  President & CEO, The financial news (April 2017 ~ Present)

•  President, Future Korea Institute, Kookmin University (May 2016 ~ March 2017)

•  President & CEO, Hyundai Research Institute (January 2004 ~ April 2014)

•  Ph.D. in Department of Finance, College of Business, Arizona State University (1989)

None

Kim, Shin-Bae

•  Vice Chairman, SK Group (January 2010 ~ February 2013)

•  President, Korea IoT (Internet of Things) Association (March 2005 ~ March 2012)

•  President and CEO, SK Telecom (March 2004 ~ December 2008)

•  M.B.A., Wharton School, University of Pennsylvania (1985)

None

Chang, Seung-Wha

•  Dean of Seoul National University School of Law (June 2018 ~ Present)

•  Professor of Law, Seoul National University (1995 ~ Present)

•  World Trade Organization(WTO) as the Appellate Body Member (May 2012 ~ September 2016)

•  Member, International Chamber of Commerce(ICC) Court of Arbitration (2000 ~ 2013)

•  LL.M and Doctorate in International Trade Law from Harvard Law School (1994)

None

Kim, Sung-Jin

•  Adjunct Professor at Department of Economics, Seoul National University (2011 ~ Present)

•  Minister of Maritime Affairs and Fisheries (2006 ~ 2007)

•  Administrator of the Small and Medium Business Administration (2004 ~ 2006)

•  Ph.D. in Economics Kansas State University (1991)

None

Pahk, Heui-Jae

•  Professor in Mechanical & Aerospace Engineering, Seoul National University (March 1993 ~ Present)

•  Chairman of the Board, Korea Youth Foundation (May 2016 ~ Present)

•  Head of R&D Strategic Planning, Ministry of Trade, Industry and Energy (April 2013 ~ April 2016)

•  SNU Precision CEO (February 1998 ~ December 2016)

•  Ph.D in Mechanical Engineering, Seoul National University (1990)

None

41

(3) List of Key Activities of the Board of Directors (January 1, 2020 ~ August 13, 2020)

No.	Date	Agenda	Approval
1	January 31

•   Deliberation Agenda

1.  Approval of the 52nd financial statements and schedule for the general meeting of shareholders

•   Report Agenda

1.  The progress on implementing resolution made by the Board of Directors for the fiscal year of 2019

2.  Business performance of the fiscal year of 2019

3.  Report on internal control over financial reporting

4.  Assessment on the effectiveness of internal control over financial reporting

All 1 Case Approved

2	February 21	• Deliberation Agenda 1. Agendas for the 52nd general meeting of shareholders 2. Recommendation of inside director candidates (Candidates other than representative director CEO)	All 2 Cases Approved

3	March 27

•   Deliberation Agenda

1.  Appointment of the Chairman of the Board of Directors

2.  Appointment of the Special Committee Members

3.  Designation of Representative Directors and presenting positions to Inside Directors

4.  Donation to help organizations and institutions against COVID-19 virus

All 4 Cases Approved

4	April 10	• Deliberation Agenda 1. Decision on contract for share repurchase trust	All 1 Case Approved

5	May 8

•   Deliberation Agenda

1.  Resolution on the 1st quarter dividend for the fiscal year of 2020

2.  Transaction Plans with affiliates for the fiscal year of 2020

•   Report Agenda

1.  The business performance of the first quarter of 2020

2.  The progress and plan of venture platform

3.  The performance and assessment of Board of Directors for 2019

4.  Plan for POSCO Group logistics integration

All 2 Cases Approved

6	August 7

• Deliberation Agenda

1.  Resolution on the 2nd quarter dividend for the fiscal year of 2020

•   Report Agenda

1.  The progress on implementing resolution made by the Board of Directors for the fiscal year of 2020

2.  Business performance of the 2nd quarter of the fiscal year of 2020 and yearly outlook

3.  Plans on climate change and climate report publication

4.  Plan to build sculptures in Pohang Hwanho Park

All 1 Case Approved

42

Major Activities of Outside Directors on the Board of Directors (January 1, 2019 ~ August 13, 2020)

No.	Date	Participation of the Outside Directors (the Number of total members)	Remarks

1	January 31	7 (7)	—

2	February 21	7 (7)	—

3	March 27	6 (7)	Absence : Chung, Moon-Ki

4	April 10	6 (7)	Absence : Chung, Moon-Ki

5	May 8	7 (7)	—

6	August 7	7 (7)	—

(4) Composition of the Special Committees and their Activities

•	Major Activities of Director Candidate Recommendation Committee(January 1, 2020~March 27, 2020 before the Board of Directors meeting)

Date	Agenda	Approval
February 14 & 21, 2020	[Deliberation] Qualification Assessment and Recommendation of Outside Director Candidates	Approved
February 21, 2020	[Preliminary Review] Qualification Assessment of Inside Director Candidates	—

March 27, 2020	[Preliminary Review]	—

	1. Appointment of the Special Committees Members 2. Appointment of the Representative Directors	—

•	Major Activities of Evaluation and Compensation Committee(January 1, 2020~March 27, 2020 before the Board of Directors meeting)

Date	Agenda	Approval
January 22, 2020	[Deliberation Agenda] Evaluation of the business performance for the fiscal year of 2019	Approved

•	Major Activities of Finance and Related Party Transaction Committee (January 1, 2020~August 13, 2020)

Date	Agenda	Approval
January 31, 2020	1. Contribution to the Internal Labor Welfare Fund 2. Contribution to the Mutual Cooperation Fund 3. Donation to help organizations and institutions against COVID 19 virus	Approved Approved Approved

May 6, 2020	1. Payment guarantee plan for POSUK 2. Payment guarantee plan for POSCO-TCS	Approved Approved

May 6 & 8, 2020	Plan for POSCO Group logistics integration	Approved

August 6, 2020	[Deliberation] Venture fund investment to discover new growth business [Report] Fair Trade Compliance Program Performance and Plan	Approved —

43

•	Major Activities of Executive Management Committee (January 1, 2019 ~ August 13, 2020)

Date	Agenda	Approval
January 22, 2020	[Preliminary Review] Establishment of #6 Cokes Oven in Pohang works	—

February 18, 2020	Establishment of #6 Cokes Oven in Pohang works	Approved

March 17, 2020	Capital increase for IJPC 3# factory in Indonesia	Approved

May 19, 2020	1. Construction of air pollutant measurement system in both steel works 2. Carbon credit trading plan 3. Gwangyang CEM plant suspension facility disposal	Approved Approved Approved

B. Audit Committee

(1) Composition of the Audit Committee

Name	Qualifications	Remarks
Bahk, Byong-Won Chung, Moon-Ki Pahk, Heui-Jae	Satisfies the requirements stipulated in the Korean Commercial Act and the Articles of Incorporation	Chairman — —

(2) Major Activities of the Audit Committee (January 1, 2020 ~ August 13, 2020)

Session	Date	Agenda	Approval
1	January 30

•   Deliberation Agenda

1.  Assessment of internal control over financial reporting

2.  Approval of audit and non-audit services for POSCO and subsidiaries

3.  Assessment of the Audit Committee for the fiscal year of 2019

•   Report Agenda

1.  Report of operation of internal control over financial reporting in 2019

2.  The result of internal audit for the fiscal year of 2019 and audit plans for the fiscal year of 2020

3.  The assessment on the executive and employees’ conformity to the code of ethics for the fiscal year of 2019

All 3 Cases Approved
2	February 20	• Deliberation Agenda 1. Approval of audit and non-audit services for POSCO’s subsidiaries abroad 2. Internal audit result for the 52nd term • Report Agenda 1. External audit result for the 52nd term	All 2 Cases Approved
3	February 21	Review of agenda for general meeting of shareholders	Approved

•	At the 52nd general meeting of shareholders held on March 27, 2020, due to Chang, Seung-Wha’s expiration of term in the audit committee, a new audit committee member, Pahk, Heui-Jae, was elected.

44

Changes after March 31, 2020

Session	Date	Agenda	Approval
4	April 24

•   Deliberation Agenda

1.  Appointment of the chairman of the audit committee

•   Report Agenda

1.  Consolidated internal control over financial reporting for the fiscal year of 2019

2.  Assessment of the consolidated internal control over financial reporting for the fiscal year of 2019

3.  Audit report of 20-F for the fiscal year of 2019

Approved
5	May 7

•   Deliberation Agenda

1.  Approval of audit service contract on POSCO SPS

•   Report Agenda

1.  Internal audit result on Consolidated financial statements of the 1st quarter of the fiscal year 2020

2.  External review result on Consolidated financial statements of the 1st quarter of the fiscal year 2020

Approved
6	August 6

[Deliberation] Approval on changes in the audit service contract for POSCO(Guangdong) Automotive Steel Co., Ltd.

[Report]

1.  Plans to strengthen the operation of the internal accounting management system in 2020

2.  Results of internal audit on consolidated financial statements for the 2nd quarter of 2020

3.  Results of external review on consolidated financial statements for the 2nd quarter of 2020

4.  Internal audit performance for the 1st half of 2020 and plans for the 2nd half of 2020

5.  Audit activity evaluation results of the independent auditor for the year 2019

Approved

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(3)	The Electronic Voting System: The electronic voting system was determined at the Board of Directors’ meeting on February 20, 2019.

45

D. Compensation of Directors and Officers

(1)	Directors’ and the Audit Committee members’ Salaries

					(In millions KRW)
Category	Total numbers	Total payment	Average payment (Per person)	Ceiling amount approved at the general meeting of shareholders	Remarks
Inside Director	5	4,167	833		—
Outside Director	4	141	35	10,000	—
Members of the Audit Committee	3	106	35		—

Payment Period: January 1, 2020 ~ June 30, 2020

Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Directors.

Average payment per person is calculated based on the paid amount to the current directors and audit committee members as of June 30, 2020.

46

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2020

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2020, the condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2020 and 2019, the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2020 and 2019, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditors’ review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 12, 2020, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2019, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

August 13, 2020

This report is effective as of August 13, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2020 and December 31, 2019

(Unaudited)

(in millions of Won)	Notes	June 30, 2020		December 31, 2019
Assets
Cash and cash equivalents	21	~~W~~	6,038,266	3,514,872
Trade accounts and notes receivable, net	4,21,26,27,34		8,561,530	9,078,351
Other receivables, net	5,21,34		1,562,008	1,581,517
Other short-term financial assets	6,21		10,996,721	8,996,049
Inventories	7		9,743,455	10,920,320
Current income tax assets			34,166	45,930
Assets held for sale	8		79,308	74,158
Other current assets	14		730,669	631,177

Total current assets			37,746,123	34,842,374

Long-term trade accounts and notes receivable, net	4,21		169,333	198,785
Other receivables, net	5,21		1,205,454	1,140,879
Other long-term financial assets	6,21		1,595,781	1,669,389
Investments in associates and joint ventures	9		3,990,672	3,927,755
Investment property, net	11		876,640	878,227
Property, plant and equipment, net	12		30,161,877	29,925,973
Intangible assets, net	13		4,795,377	4,908,473
Defined benefit assets, net	19		13,445	4,280
Deferred tax assets			1,281,442	1,237,285
Other non-current assets	14		275,703	325,241

Total non-current assets			44,365,724	44,216,287

Total assets		~~W~~	82,111,847	79,058,661

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2020 and December 31, 2019

(Unaudited)

(in millions of Won)	Notes	June 30, 2020		December 31, 2019
Liabilities
Trade accounts and notes payable	21,34	~~W~~	3,272,488	3,422,922
Short-term borrowings and current installments of long-term borrowings	4,15,21		10,676,978	8,548,212
Other payables	16,21,34		1,755,225	1,879,508
Other short-term financial liabilities	17,21		107,762	77,827
Current income tax liabilities			369,517	396,616
Liabilities directly associated with the assets held for sale	8		—	8
Provisions	18,35		292,437	360,495
Other current liabilities	20,26,27		1,791,224	1,638,102

Total current liabilities			18,265,631	16,323,690

Long-term trade accounts and notes payable	21		14,095	20,067
Long-term borrowings, excluding current installments	15,21		13,411,809	11,893,401
Other payables	16,21		613,401	585,129
Other long-term financial liabilities	17,21		17,224	31,494
Defined benefit liabilities, net	19		222,937	181,011
Deferred tax liabilities			1,482,859	1,691,498
Long-term provisions	18,35		448,741	458,154
Other non-current liabilities	20,26		42,004	79,510

Total non-current liabilities			16,253,070	14,940,264

Total liabilities			34,518,701	31,263,954

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,335,149	1,376,251
Hybrid bonds	23		199,384	199,384
Reserves	24		(1,169,286)	(1,157,980)
Treasury shares	25		(1,573,126)	(1,508,303)
Retained earnings			45,056,397	45,080,117

Equity attributable to owners of the controlling company			44,330,921	44,471,872
Non-controlling interests	23		3,262,225	3,322,835

Total equity			47,593,146	47,794,707

Total liabilities and equity		~~W~~	82,111,847	79,058,661

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2020 and 2019

(Unaudited)

(in millions of Won, except per share information)		For the three-month periods ended June 30			For the six-month periods ended June 30
	Notes	2020		2019	2020	2019
Revenue	26,27,34,37	~~W~~	13,721,554	16,321,335	28,267,367	32,335,573
Cost of sales	7,27,31,34		(12,987,612)	(14,707,162)	(26,223,142)	(28,908,029)

Gross profit			733,942	1,614,173	2,044,225	3,427,544
Selling and administrative expenses	31,34
Reversal of (impairment loss) on trade accounts and notes receivable			(25,337)	21,129	(35,325)	7,998
Other administrative expenses	28		(456,541)	(476,537)	(933,607)	(982,620)
Selling expenses	28		(84,348)	(90,203)	(202,326)	(181,463)

Operating profit			167,716	1,068,562	872,967	2,271,459
Share of profit (loss) of equity-accounted investees, net	9		(11,530)	74,670	20,134	141,529
Finance income and costs	21,29
Finance income			210,669	532,862	1,530,093	1,026,876
Finance costs			(232,049)	(609,932)	(1,577,325)	(1,160,525)
Other non-operating income and expenses	34
Reversal of (impairment loss) on other receivables			410	(12,026)	(787)	(15,416)
Other non-operating income	30		102,603	83,024	166,904	157,368
Other non-operating expenses	30,31		(103,673)	(166,679)	(217,437)	(303,869)

Profit before income tax	37		134,146	970,481	794,549	2,117,422
Income tax expense	32,37		(29,278)	(289,063)	(255,023)	(657,559)

Profit			104,868	681,418	539,526	1,459,863
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		1,198	(11,175)	(2,652)	(20,881)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		36,870	23,383	(165,966)	17,844
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			142,902	24,000	81,696	72,838
Foreign currency translation differences			70,576	98,502	66,142	219,663
Gains or losses on valuation of derivatives	21		(784)	(132)	(841)	(100)

Other comprehensive income (loss), net of tax			250,762	134,578	(21,621)	289,364

Total comprehensive income		~~W~~	355,630	815,996	517,905	1,749,227

Profit attributable to:
Owners of the controlling company		~~W~~	40,282	612,286	435,675	1,353,539
Non-controlling interests			64,586	69,132	103,851	106,324

Profit		~~W~~	104,868	681,418	539,526	1,459,863

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	282,755	742,367	412,741	1,654,770
Non-controlling interests			72,875	73,629	105,164	94,457

Total comprehensive income		~~W~~	355,630	815,996	517,905	1,749,227

Basic and diluted earnings per share (in Won)	33		483	7,622	5,400	16,854

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2020 and 2019

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non- controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2019	~~W~~	482,403	1,410,551	199,384	(1,404,368)	(1,532,728)	44,216,018	43,371,260	3,388,291	46,759,551
Comprehensive income:
Profit		—	—	—	—	—	1,353,539	1,353,539	106,324	1,459,863
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(10,624)	(10,624)	(10,257)	(20,881)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	66,589	—	—	66,589	6,249	72,838
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	36,311	—	(18,467)	17,844	—	17,844
Foreign currency translation differences, net of tax		—	—	—	227,517	—	—	227,517	(7,854)	219,663
Gains or losses on valuation of derivatives, net of tax		—	—	—	(95)	—	—	(95)	(5)	(100)

Total comprehensive income		—	—	—	330,322	—	1,324,448	1,654,770	94,457	1,749,227

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(400,006)	(400,006)	(60,202)	(460,208)
Interim dividends		—	—	—	—	—	(160,231)	(160,231)	—	(160,231)
Changes in subsidiaries		—	—	—	—	—	—	—	(874)	(874)
Changes in ownership interest in subsidiaries		—	(49,889)	—	—	—	—	(49,889)	7,172	(42,717)
Interest of hybrid bonds		—	—	—	—	—	(4,562)	(4,562)	(3,617)	(8,179)
Disposal of treasury shares		—	12,576	—	—	24,425	—	37,001	—	37,001
Others		—	1,700	—	(38,218)	—	45,204	8,686	(8,285)	401

Total transactions with owners of the controlling company		—	(35,613)	—	(38,218)	24,425	(519,595)	(569,001)	(65,806)	(634,807)

Balance as of June 30, 2019	~~W~~	482,403	1,374,938	199,384	(1,112,264)	(1,508,303)	45,020,871	44,457,029	3,416,942	47,873,971

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2020 and 2019

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non- controlling interests	Total
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2020	~~W~~	482,403	1,376,251	199,384	(1,157,980)	(1,508,303)	45,080,117	44,471,872	3,322,835	47,794,707
Comprehensive income:
Profit		—	—	—	—	—	435,675	435,675	103,851	539,526
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(2,768)	(2,768)	116	(2,652)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	77,600	—	—	77,600	4,096	81,696
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(162,981)	—	(2,985)	(165,966)	—	(165,966)
Foreign currency translation differences, net of tax		—	—	—	69,000	—	—	69,000	(2,858)	66,142
Gains or losses on valuation of derivatives, net of tax		—	—	—	(799)	—	—	(799)	(42)	(841)

Total comprehensive income		—	—	—	(17,180)	—	429,922	412,742	105,163	517,905

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)	(60,517)	(380,979)
Interim dividends		—	—	—	—	—	(120,174)	(120,174)	—	(120,174)
Changes in ownership interest in subsidiaries		—	(6,766)	—	—	—	—	(6,766)	139,008	132,242
Repayment of redeemable convertible preferred shares		—	(33,581)	—	—	—	—	(33,581)	(245,000)	(278,581)
Interest of hybrid bonds		—	—	—	—	—	(4,587)	(4,587)	(3,637)	(8,224)
Acquisition of treasury shares		—	—	—	—	(64,823)	—	(64,823)	—	(64,823)
Others		—	(755)	—	5,874	—	(8,419)	(3,300)	4,373	1,073

Total transactions with owners of the controlling company		—	(41,102)	—	5,874	(64,823)	(453,642)	(553,693)	(165,773)	(719,466)

Balance as of June 30, 2020	~~W~~	482,403	1,335,149	199,384	(1,169,286)	(1,573,126)	45,056,397	44,330,921	3,262,225	47,593,146

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2020 and 2019

(Unaudited)

(in millions of Won)	Notes	June 30, 2020		June 30, 2019
Cash flows from operating activities
Profit		~~W~~	539,526	1,459,863
Adjustments for:
Depreciation			1,555,037	1,523,108
Amortization			230,394	203,733
Finance income			(749,166)	(562,510)
Finance costs			894,470	712,547
Income tax expense			255,023	657,559
Impairment loss on property, plant and equipment			21,400	149,659
Gain on disposal of property, plant and equipment			(7,346)	(16,362)
Loss on disposal of property, plant and equipment			78,989	37,396
Impairment loss on other intangible assets			1,184	1,171
Gain on disposal of investments in subsidiaries, associates and joint ventures			(41,339)	(15,821)
Loss on disposal of investments in subsidiaries, associates and joint ventures			10,073	5,586
Share of profit of equity-accounted investees			(20,134)	(141,529)
Impairment loss on assets held for sale			5,030	3,346
Expenses related to post-employment benefit			123,989	117,226
Impairment loss on trade and other receivables			36,112	7,418
Loss on valuation of inventories			129,398	73,600
Increase to provisions			19,156	82,759
Others, net			(14,354)	(31,972)

			2,527,916	2,806,914

Changes in operating assets and liabilities	36		1,205,502	(553,728)
Interest received			175,455	188,096
Interest paid			(346,723)	(389,714)
Dividends received			140,616	156,730
Income taxes paid			(391,928)	(973,112)

Net cash provided by operating activities		~~W~~	3,850,364	2,695,049

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2020 and 2019

(Unaudited)

(in millions of Won)	Notes	June 30, 2020		June 30, 2019
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(21,020,169)	(15,440,039)
Proceeds from disposal of short-term financial instruments			19,491,360	16,213,040
Increase in loans			(503,914)	(164,574)
Collection of loans			544,806	190,831
Acquisitions of securities			(674,767)	(370,458)
Proceeds from disposal of securities			270,642	165,242
Acquisitions of investment in associates and joint ventures			(85,908)	(45,980)
Proceeds from disposal of investment in associates and joint ventures			7,591	3,598
Acquisitions of investment property			(3,907)	(12,230)
Proceeds from disposal of investment property			250	1,127
Acquisitions of property, plant and equipment			(1,622,465)	(990,483)
Proceeds from disposal of property, plant and equipment			(19,139)	30,957
Acquisitions of intangible assets			(197,535)	(158,570)
Proceeds from disposal of intangible assets			71,304	9,226
Proceeds from disposal of assets held for sale			590	311
Collection of lease receivables			27,453	19,107
Payment for acquisition of business, net of cash acquired			—	(33,014)
Cash received from disposal of business, net of cash transferred			38,360	34,266
Others, net			(3,860)	9,460

Net cash used in investing activities			(3,679,308)	(538,183)

Cash flows from financing activities
Proceeds from borrowings			3,218,540	892,587
Repayment of borrowings			(1,044,881)	(1,372,044)
Proceeds from (repayment of) short-term borrowings, net			994,266	(1,131,449)
Capital contribution from non-controlling interests			139,008	23,579
Payment of cash dividends			(500,915)	(625,406)
Acquisition of treasury shares			(64,823)	—
Payment of interest of hybrid bonds			(8,250)	(8,204)
Repayment of lease liabilities			(96,092)	(85,989)
Repayment of redeemable convertible preferred shares			(278,581)	—
Others, net			(7,987)	1,485

Net cash provided by (used in) financing activities			2,350,285	(2,305,441)

Effect of exchange rate fluctuation on cash held			4,698	57,956

Net increase in cash and cash equivalents			2,526,039	(90,619)
Cash and cash equivalents at beginning of the period	8		3,515,246	2,643,865

Cash and cash equivalents at end of the period	8	~~W~~	6,041,285	2,553,246

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2020

(Unaudited)

1. General Information

General information about POSCO, its 33 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 131 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 133 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since June 10, 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through six of its overseas liaison offices.

As of June 30, 2020, the shares of the POSCO are listed on the Korea Exchange, while its American Depository Receipts (ADRs) are listed on the New York Stock Exchange.

(b)	Consolidated subsidiaries newly included during the six-month period ended June 30, 2020, were as follows:

Company	Date of inclusion	Ownership (%)	Reason
Posco International (Thailand) Co., Ltd.	January 2020	100.00	New establishment
PT POSCO INTERNATIONAL INDONESIA	January 2020	100.00	New establishment
POSCO SPS CORPORATION	April 2020	100.00	New establishment

(c)	Subsidiaries excluded from consolidation during the six-month period ended June 30, 2020, were as follows:

Company	Date of exclusion	Reason
LA-SRDC	April 2020	Liquidation
POSCO China Dalian Plate Processing Center Co., Ltd.	June 2020	Disposal

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Companies, Etc. in the Republic of Korea.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2019. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

With the outbreak of COVID-19 pandemic, governments around the globe have implemented measures such as mandatory factory shutdown, shelter-in-place orders, border closures, and travel restrictions. The ultimate impact of COVID-19 pandemic on the Company’s operations is not yet known and will depend on future developments. The duration and significance of COVID-19 is highly uncertain and unpredictable, and the protective measures by the governments around the globe or the Company may lead to substantial business interruption and decrease in business scale. The financial impact of this cannot be reasonably estimated, but management expects the Company to be partially affected to the most areas where it operates. The extent and duration of COVID-19’s impact on the Company’s business cannot yet be reasonably estimated.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

• Level 1	—	unadjusted quoted prices in active markets for identical assets or liabilities.

• Level 2	—	inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

• Level 3	—	inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2019. The Company also expects to apply the accounting policies set out below for their annual reporting period ending December 31, 2020.

(a)	K-IFRS No. 1001 “Presentation of Financial Statements” and K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors”

The definition of materiality has been clarified, and K-IFRS No. 1001 “Presentation of Financial Statements” and K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” have been amended according to the clarified definition. In determining the materiality, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(b)	K-IFRS No. 1103 “Business Combinations”

The amendment clarifies the definition of business when it includes input and process together significantly contribute to ability to create output and requires a simplified assessment that result in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. The Company does not expect the effect of the amendment to the consolidated financial statements to be significant.

(c)	K-IFRS No. 1109 “Financial Instruments”, K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”, K-IFRS No. 1107 “Financial Instruments: Disclosures”

The amendments require the application of exceptions to the analysis of future prospects in relation to the application of hedge accounting while uncertainty exists due to the interest rate benchmark reform. The exception assumes that when assessing whether the expected cash flows based on existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, or whether the hedge relationship between the hedged item and the hedging instrument is highly probable, the interest rate benchmark that the hedged item and the hedging instrument comply with does not change as a result of the interest rate benchmark reform. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Current
Trade accounts and notes receivable	~~W~~	7,730,664	8,352,968
Finance lease receivables		234	221
Due from customers for contract work		1,266,197	1,136,436
Less: Allowance for doubtful accounts		(435,565)	(411,274)

	~~W~~	8,561,530	9,078,351

Non-current
Trade accounts and notes receivable	~~W~~	179,984	209,310
Finance lease receivables		44,740	43,725
Less: Allowance for doubtful accounts		(55,391)	(54,250)

	~~W~~	169,333	198,785

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~240,786 million and ~~W~~244,305 million as of June 30, 2020 and December 31, 2019, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and is recognized as short-term borrowings from financial institutions.

5. Other Receivables

Other receivables as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Current
Loans	~~W~~	305,784	367,580
Other accounts receivable		947,622	971,845
Accrued income		333,663	272,528
Deposits		67,742	86,519
Others		21,007	14,510
Lease receivables		51,009	48,744
Less: Allowance for doubtful accounts		(164,819)	(180,209)

	~~W~~	1,562,008	1,581,517

Non-current
Loans	~~W~~	713,916	701,529
Other accounts receivable		222,348	209,039
Accrued income		75,686	65,275
Deposits		281,286	238,261
Lease receivables		169,230	179,315
Less: Allowance for doubtful accounts		(257,012)	(252,540)

	~~W~~	1,205,454	1,140,879

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

6. Other Financial Assets

Other financial assets as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Current
Derivatives assets	~~W~~	142,578	47,541
Debt securities		690,538	342,371
Deposit instruments(*1,2)		2,742,343	1,744,895
Short-term financial instruments(*2)		7,421,262	6,861,242

	~~W~~	10,996,721	8,996,049

Non-current
Derivatives assets	~~W~~	192,994	64,737
Equity securities(*3)		1,017,957	1,204,902
Debt securities		19,272	25,555
Other securities(*3)		311,402	340,008
Deposit instruments(*2)		54,156	34,187

	~~W~~	1,595,781	1,669,389

(*1)	As of June 30, 2020 and December 31, 2019, ~~W~~5,689 million and ~~W~~4,524 million, respectively, are restricted for the use in government projects.
(*2)	As of June 30, 2020 and December 31, 2019, financial instruments amounting to ~~W~~74,830 million and ~~W~~73,525 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)

As of June 30, 2020 and December 31, 2019, ~~W~~108,792 million and ~~W~~109,395 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

7. Inventories

Inventories as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Finished goods	~~W~~	1,610,663	1,655,228
Merchandise		946,938	1,058,874
Semi-finished goods		1,587,368	2,097,289
Raw materials		2,789,427	2,656,341
Fuel and materials		906,740	1,026,133
Construction inventories		848,098	734,649
Materials-in-transit		1,205,936	1,824,044
Others		65,580	83,905

		9,960,750	11,136,463

Less: Allowance for inventories valuation		(217,295)	(216,143)

	~~W~~	9,743,455	10,920,320

The amounts of loss on valuation of inventories recognized in cost of sales during the six-month period ended June 30, 2020 and the year ended December 31, 2019 were ~~W~~129,398 million and ~~W~~96,201 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020				December 31, 2019
	The controlling company(*1)		Subsidiaries(*2)	Total	The controlling company(*1)	Subsidiaries	Total
Asset
Cash and cash equivalents(*3)	~~W~~	—	3,019	3,019	—	374	374
Other financial assets		—	43,734	43,734	—	185	185
Property, plant and equipment		31,705	—	31,705	36,321	32,972	69,293
Others		812	38	850	—	4,306	4,306

	~~W~~	32,517	46,791	79,308	36,321	37,837	74,158

Liability
Others	~~W~~	—	—	—	—	8	8

(*1)

During the year ended December 31, 2019, the Company decided to dispose individual assets for which use was discontinued, such as CEM plants, and classified the assets as held for sale. During the six-month period ended June 30, 2020, the Company recognized ~~W~~5,030 million of impairment loss for the difference between the fair value less costs to sell and the carrying amount of the assets.

(*2)

During the six-month period ended June 30, 2020, the Company classified its assets in POSCO Family Strategy Fund, a subsidiary of the Company, as assets held for sale, since it is to be dissolved at its maturity.

(*3)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020						December 31, 2019
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	178,787,468,209	33.41	~~W~~	178,787	~~W~~	175,248	175,907
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)(*1,2)	4,507,138	34.00		179,410		154,267	161,280
SNNC	18,130,000	49.00		90,650		140,813	142,602
QSONE Co.,Ltd.	200,000	50.00		84,395		85,634	85,887
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		48,973	56,679
Western Inland highway CO.,LTD.	8,818,236	29.80		44,091		43,552	5,115
Nextrain Co., Ltd.	8,321,920	32.00		41,610		39,932	41,447
Keystone NO. 1. Private Equity Fund	22,523,123	52.58		22,523		19,437	19,438
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	2,008,000	29.53		10,040		17,250	17,824
Daesung Steel(*3)	108,038	17.54		14,000		15,281	15,375
PCC Amberstone Private Equity Fund 1(*3)	8,670,897,169	8.80		8,671		9,230	9,570
Others (57 companies)(*1)						111,339	114,490

						860,956	845,614

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		135,899		229,364	225,933
AES-VCM Mong Duong Power Company Limited(*4)	—	30.00		164,303		181,333	178,892
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)(*3,5)	114,452,000	10.40		124,341		137,516	131,529
Eureka Moly LLC	—	20.00		240,123		88,505	85,349
AMCI (WA) PTY LTD	49	49.00		209,664		72,662	72,937
NCR LLC	—	29.40		49,744		47,845	46,391
KOREA LNG LTD.	2,400	20.00		135,205		46,582	46,557
Nickel Mining Company SAS	3,234,698	49.00		157,585		38,631	37,940
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	134,400,000	40.00		22,423		22,719	22,356
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		15,411	15,128
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		14,556	13,363
PT. Batutua Tembaga Raya	128,285	22.00		21,824		10,274	14,717
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		7,015	6,755
Others (27 companies)(*1)						103,407	121,048

						1,015,820	1,018,895

					~~W~~	1,876,776	1,864,509

(*1)

As of June 30, 2020 and December 31, 2019, investments in associates amounting to ~~W~~278,999 million and ~~W~~258,754 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)	During the six-month period ended June 30, 2020, POSPower Co., Ltd changed its name to Samcheok Blue Power Co.,Ltd.
(*3)

As of June 30, 2020, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

(*4)	As of June 30, 2020 and December 31, 2019, shares of PSC Energy Global Co., Ltd., a subsidiary of the Company, are provided as collateral in relation to the associates’ borrowings.
(*5)	During the six-month period ended June 30, 2020, 7623704 Canada Inc. changed its name to 9404-5515 Quebec Inc.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

(b)	Details of investments in joint ventures as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020						December 31, 2019
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	150,859	182,648
Others (8 companies)						13,597	10,305

						164,456	192,953

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,326,394	1,235,682
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		390,336	376,410
KOBRASCO	2,010,719,185	50.00		32,950		54,813	115,641
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		91,406	88,935
DMSA/AMSA(*1,2)	—	4.06		398,970		52,678	12,189
CSP - Compania Siderurgica do Pecem	1,367,314,532	20.00		631,796		—	—
Others (10 companies)						33,813	41,436

						1,949,440	1,870,293

					~~W~~	2,113,896	2,063,246

(*1)	As of June 30, 2020 and December 31, 2019, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)

All investors of the joint venture have entered into an agreement to extend the due date for loans made to the joint venture as a means of financial support. However, the Company believes the above agreement for financial support is invalid and is currently in arbitration process for annulment. The Company’s obligation to provide financial support is currently on hold and may change depending on the result of the arbitration.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the six-month period ended June 30, 2020 and the year ended December 31, 2019 were as follows:

1)	For the six-month period ended June 30, 2020

(in millions of Won)
Company	December 31, 2019 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	June 30, 2020 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	175,907	—	—	(659)	—	175,248
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)(*2)		161,280	—	—	(1,602)	(5,411)	154,267
SNNC		142,602	—	(2,901)	(805)	1,917	140,813
QSONE Co.,Ltd.		85,887	—	(1,140)	887	—	85,634
Chun-cheon Energy Co., Ltd		56,679	—	—	(8,079)	373	48,973
Western Inland highway CO.,LTD.		5,115	38,670	—	(236)	3	43,552
Nextrain Co., Ltd.		41,447	—	—	(1,515)	—	39,932
Keystone NO. 1. Private Equity Fund		19,438	—	—	(1)	—	19,437
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,824	—	—	(574)	—	17,250
Daesung Steel		15,375	—	—	(94)	—	15,281
PCC Amberstone Private Equity Fund 1		9,570	—	(378)	121	(83)	9,230
POSCO MITSUBISHI CARBON TECHNOLOGY		182,648	—	(19,401)	(12,388)	—	150,859
Others (65 companies)		124,795	9,614	(348)	(12,591)	3,466	124,936

		1,038,567	48,284	(24,168)	(37,536)	265	1,025,412

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		225,933	—	(29,933)	24,736	8,628	229,364
AES-VCM Mong Duong Power Company Limited		178,892	—	(12,753)	19,291	(4,097)	181,333
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)(*3)		131,529	—	(7,380)	8,163	5,204	137,516
Eureka Moly LLC		85,349	—	—	(7)	3,163	88,505
AMCI (WA) PTY LTD		72,937	—	—	(1,542)	1,267	72,662
NCR LLC		46,391	—	—	(427)	1,881	47,845
KOREA LNG LTD.		46,557	—	(5,331)	5,279	77	46,582
Nickel Mining Company SAS		37,940	—	—	(993)	1,684	38,631
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,356	—	—	(168)	531	22,719
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,128	—	—	(142)	425	15,411
PT. Wampu Electric Power		13,363	—	—	707	486	14,556
PT. Batutua Tembaga Raya		14,717	—	—	(4,758)	315	10,274
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,755	—	—	(3)	263	7,015
Roy Hill Holdings Pty Ltd		1,235,682	—	—	63,198	27,514	1,326,394
POSCO-NPS Niobium LLC		376,410	—	(4,774)	4,733	13,967	390,336
KOBRASCO		115,641	—	(37,922)	5,832	(28,738)	54,813
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,935	—	—	481	1,990	91,406
DMSA/AMSA		12,189	52,692	—	(14,279)	2,076	52,678
CSP - Compania Siderurgica do Pecem		—	37,623	—	(42,126)	4,503	—
Others (37 companies)		162,484	—	(10,329)	(10,305)	(4,630)	137,220

		2,889,188	90,315	(108,422)	57,670	36,509	2,965,260

	~~W~~	3,927,755	138,599	(132,590)	20,134	36,774	3,990,672

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others.

(*2)	During the six-month period ended June 30, 2020, POSPower Co., Ltd changed its name to Samcheok Blue Power Co.,Ltd.
(*3)	During the six-month period ended June 30, 2020, 7623704 Canada Inc. changed its name to 9404-5515 Quebec Inc.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

2)	For the year ended December 31, 2019

(in millions of Won)
Company	December 31, 2018 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2019 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	174,123	—	—	(976)	2,760	175,907
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)(*2)		161,477	—	—	(4,744)	4,547	161,280
SNNC		116,922	—	(1,450)	27,655	(525)	142,602
QSONE Co.,Ltd.		85,550	—	(950)	1,287	—	85,887
Chun-cheon Energy Co., Ltd		62,478	6,050	—	(11,849)	—	56,679
Western Inland highway CO.,LTD.		1,494	3,752	—	(167)	36	5,115
Nextrain Co., Ltd.		10	41,600	—	(163)	—	41,447
Keystone NO. 1. Private Equity Fund		11,183	8,723	—	(342)	(126)	19,438
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,382	—	—	442	—	17,824
Daesung Steel		15,644	—	—	(269)	—	15,375
PCC Amberstone Private Equity Fund 1		9,693	—	(723)	1,079	(479)	9,570
POSCO MITSUBISHI CARBON TECHNOLOGY		180,192	—	(16,369)	19,377	(552)	182,648
Others (62 companies)		143,578	27,221	(669)	(24,448)	(20,887)	124,795

		979,726	87,346	(20,161)	6,882	(15,226)	1,038,567

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		179,459	—	(24,267)	63,749	6,992	225,933
AES-VCM Mong Duong Power Company Limited		209,936	—	(18,099)	24,126	(37,071)	178,892
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)(*3)		126,885	—	(9,902)	9,912	4,634	131,529
Eureka Moly LLC		82,447	—	—	(25)	2,927	85,349
AMCI (WA) PTY LTD		71,086	—	—	(4,377)	6,228	72,937
NCR LLC		37,602	9,605	—	(822)	6	46,391
KOREA LNG LTD.		43,554	—	(13,404)	13,501	2,906	46,557
Nickel Mining Company SAS		41,712	—	—	(4,250)	478	37,940
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		—	22,423	—	61	(128)	22,356
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		14,796	—	—	10	322	15,128
PT. Wampu Electric Power		14,120	—	—	(1,247)	490	13,363
PT. Batutua Tembaga Raya		20,479	—	—	(6,209)	447	14,717
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,478	—	—	80	197	6,755
Roy Hill Holdings Pty Ltd		1,041,600	—	—	158,562	35,520	1,235,682
POSCO-NPS Niobium LLC		363,506	—	(24,933)	24,543	13,294	376,410
KOBRASCO		133,449	—	(74,716)	56,474	434	115,641
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,391	—	(1,574)	665	1,453	88,935
DMSA/AMSA		26,709	23,682	—	(40,415)	2,213	12,189
CSP - Compania Siderurgica do Pecem		24,832	35,352	—	(57,647)	(2,537)	—
Others (38 companies)		143,236	552	(19,430)	30,168	7,958	162,484

		2,670,277	91,614	(186,325)	266,859	46,763	2,889,188

	~~W~~	3,650,003	178,960	(206,486)	273,741	31,537	3,927,755

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others.

(*2)	During the six-month period ended June 30, 2020, POSPower Co., Ltd changed its name to Samcheok Blue Power Co.,Ltd.
(*3)	During the six-month period ended June 30, 2020, 7623704 Canada Inc. changed its name to 9404-5515 Quebec Inc.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the six-month period ended June 30, 2020 and the year ended December 31, 2019 are as follows:

1)	June 30, 2020

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	514,469	570	513,899	—	(1,974)
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)(*1)		956,378	467,794	488,584	—	(2,705)
SNNC		534,166	230,490	303,676	299,820	(10,070)
QSONE Co.,Ltd.		249,626	78,357	171,269	8,366	1,774
Chun-cheon Energy Co., Ltd		613,715	513,012	100,703	126,067	(16,766)
Western Inland highway CO.,LTD.		155,127	9,847	145,280	—	(791)
Nextrain Co., Ltd.		139,400	11,758	127,642	—	(1,239)
Keystone NO. 1. Private Equity Fund		184,366	135,430	48,936	9,678	119
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		53,271	25,168	28,103	4,197	(1,944)
Daesung Steel		168,164	112,428	55,736	37,567	(532)
PCC Amberstone Private Equity Fund 1		104,936	4	104,932	6,379	1,377
POSCO MITSUBISHI CARBON TECHNOLOGY		439,971	188,618	251,353	54,254	(20,022)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,784,195	868,215	915,980	229,933	98,785
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)(*2)		1,334,428	3	1,334,425	—	78,489
KOREA LNG LTD.		233,268	356	232,912	27,403	26,394
Nickel Mining Company SAS		493,816	361,745	132,071	98,514	(13,569)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		74,173	17,554	56,619	96	(546)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		71,036	20,083	50,953	44,913	(419)
PT. Wampu Electric Power		229,179	159,480	69,699	9,627	3,537
PT. Batutua Tembaga Raya		429,571	419,014	10,557	30,787	(22,099)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		62,771	34,263	28,508	31,476	(9)
Roy Hill Holdings Pty Ltd		8,129,371	1,917,673	6,211,698	1,949,870	666,933
POSCO-NPS Niobium LLC		780,468	—	780,468	—	9,465
KOBRASCO		156,151	46,526	109,625	20,991	11,663
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		960,840	622,080	338,760	596,986	2,617
DMSA/AMSA		5,720,392	3,288,368	2,432,024	219,424	(356,736)
CSP - Compania Siderurgica do Pecem		3,001,764	4,148,534	(1,146,770)	669,786	(1,213,081)

(*1)	During the six-month period ended June 30, 2020, POSPower Co., Ltd changed its name to Samcheok Blue Power Co.,Ltd.
(*2)	During the six-month period ended June 30, 2020, 7623704 Canada Inc. changed its name to 9404-5515 Quebec Inc.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

2)	December 31, 2019

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	516,659	786	515,873	—	7,479
Samcheok Blue Power Co.,Ltd. (Formerly, POSPower Co., Ltd)(*1)		707,051	199,846	507,205	—	(5,294)
SNNC		677,508	357,843	319,665	738,977	63,269
QSONE Co.,Ltd.		250,364	78,589	171,775	17,591	2,576
Chun-cheon Energy Co., Ltd		610,089	492,620	117,469	313,438	(24,677)
Western Inland highway CO.,LTD.		21,980	5,165	16,815	—	(528)
Nextrain Co., Ltd.		136,203	7,322	128,881	—	(509)
Keystone NO. 1. Private Equity Fund		187,156	138,219	48,937	18,342	(887)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		53,019	22,971	30,048	17,824	1,497
Daesung Steel		164,708	108,441	56,267	85,537	(1,536)
PCC Amberstone Private Equity Fund 1		108,797	5	108,792	14,787	12,280
POSCO MITSUBISHI CARBON TECHNOLOGY		474,387	170,678	303,709	216,648	32,334
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,808,529	906,254	902,275	555,075	254,582
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)(*2)		1,276,857	1	1,276,856	—	95,306
KOREA LNG LTD.		232,935	147	232,788	69,577	67,507
Nickel Mining Company SAS		471,377	331,194	140,183	245,509	2,432
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		73,604	17,765	55,839	641	153
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		65,413	15,232	50,181	101,101	28
PT. Wampu Electric Power		222,266	158,451	63,815	18,163	(6,233)
PT. Batutua Tembaga Raya		423,608	392,226	31,382	112,568	(28,360)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		61,847	33,989	27,858	77,371	327
Roy Hill Holdings Pty Ltd		11,143,705	5,718,152	5,425,553	5,037,471	1,660,577
POSCO-NPS Niobium LLC		752,617	—	752,617	—	47,521
KOBRASCO		268,139	36,857	231,282	167,022	112,949
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		969,280	637,478	331,802	1,145,794	1,704
DMSA/AMSA		5,703,501	4,202,704	1,500,797	638,797	(504,077)
CSP - Compania Siderurgica do Pecem		3,959,365	4,249,083	(289,718)	1,623,843	(465,853)

(*1)	During the six-month period ended June 30, 2020, POSPower Co., Ltd changed its name to Samcheok Blue Power Co.,Ltd.
(*2)	During the six-month period ended June 30, 2020, 7623704 Canada Inc. changed its name to 9404-5515 Quebec Inc.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of June 30, 2020 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore Midstream	Gas transportation facility	51.00	Myanmar
Greenhills Mine	Mine development	20.00	Canada
Arctos Anthracite Coal Project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
RUM J/V	Mine development	10.00	Australia
Hanam-Gamil package public housing project	Construction	7.70	Korea
Hanam-Gamil district B6, C2, C3 Block public housing lot development project	Construction	27.00	Korea
Yangsan-Sasong district public housing project(private-participation)	Construction	13.08	Korea
Yangsan-Sasong district public housing project	Construction	49.00	Korea
Sejong 2-1 P3 Block public housing project	Construction	37.00	Korea
Yongin-Giheung Station area city development project	Construction	61.00	Korea
Korean wave world complex land multi-purpose building development project	Construction	33.30	Korea
Sejong 4-1 P3 Block public housing project	Construction	60.00	Korea

11. Investment Property, Net

Changes in the carrying amount of investment property for the six-month period ended June 30, 2020 and the year ended December 31, 2019 were as follows:

(a)	For the six-month period ended June 30, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	278,465	2,814	(183)	—	(3,920)	277,176
Buildings		598,159	3,316	—	(12,771)	9,220	597,924
Structures		1,178	—	—	(306)	293	1,165
Right-of-use assets		425	—	(56)	(5)	11	375

	~~W~~	878,227	6,130	(239)	(13,082)	5,604	876,640

(*1)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

(b)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	278,585	—	(5,921)	—	5,801	278,465
Buildings		571,335	1,548	(5,343)	(52,416)	83,035	598,159
Structures		1,408	—	(50)	(625)	445	1,178
Right-of-use assets		—	—	—	—	425	425
Construction-in-progress		77,287	18,644	—	—	(95,931)	—

	~~W~~	928,615	20,192	(11,314)	(53,041)	(6,225)	878,227

(*1)	Includes impairment loss on investment property recognized in relation to the office for rent of POSCO(Dalian) IT Center Development Co., Ltd. amounting to ~~W~~32,642 million.
(*2)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

12. Property, Plant and Equipment, Net

(a)	Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2020 and the year ended December 31, 2019 were as follows:

1)	For the six-month period ended June 30, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1)	Others(*2)	Ending
Land	~~W~~	2,526,059	19,576	(1,782)	—	—	21,463	2,565,316
Buildings		4,215,454	19,831	(3,225)	(160,142)	(288)	207,998	4,279,628
Structures		2,904,506	76,180	(1,159)	(112,306)	(860)	130,812	2,997,173
Machinery and equipment		17,218,264	93,823	(12,741)	(1,131,809)	(7,211)	892,608	17,052,934
Vehicles		32,285	2,733	(520)	(7,137)	—	4,420	31,781
Tools		70,751	9,055	(47)	(15,076)	(9)	7,226	71,900
Furniture and fixtures		130,132	8,243	(2,564)	(18,449)	(530)	11,617	128,449
Lease assets		774,582	64,799	(4,188)	(93,337)	—	152,525	894,381
Bearer plants		124,193	—	—	(3,699)	—	29,440	149,934
Construction-in-progress		1,929,747	1,323,967	(8,962)	—	(12,502)	(1,241,869)	1,990,381

	~~W~~	29,925,973	1,618,207	(35,188)	(1,541,955)	(21,400)	216,240	30,161,877

(*1)

The Company estimated recoverable amount for individual assets that ceased operations due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value and recognized impairment loss since recoverable amounts are less than their carrying amounts as of June 30, 2020. In addition, during the six-month period ended June 30, 2020, the Company recognized impairment loss on certain assets due to damage from fire.

(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

2)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Depreciation	Impairment loss(*1,2)	Others(*3)	Ending
Land	~~W~~	2,548,002	6,550	—	(2,128)	—	—	(26,365)	2,526,059
Buildings		4,402,452	39,551	22,836	(10,376)	(314,107)	(90,036)	165,134	4,215,454
Structures		2,917,924	49,931	2	(3,350)	(228,616)	(27,217)	195,832	2,904,506
Machinery and equipment		18,518,129	175,743	1,216	(78,236)	(2,250,022)	(309,604)	1,161,038	17,218,264
Vehicles		31,341	8,027	189	(742)	(15,057)	(559)	9,086	32,285
Tools		66,164	19,178	5,792	(1,340)	(28,537)	(2,106)	11,600	70,751
Furniture and fixtures		136,287	34,618	252	(1,630)	(36,309)	(1,808)	(1,278)	130,132
Lease assets(*4)		137,564	72,640	490	(8,401)	(130,905)	—	703,194	774,582
Bearer plants		80,771	—	—	—	(5,916)	—	49,338	124,193
Construction-in-progress		1,179,639	2,261,663	17,697	(24,840)	—	(10,150)	(1,494,262)	1,929,747

	~~W~~	30,018,273	2,667,901	48,474	(131,043)	(3,009,469)	(441,480)	773,317	29,925,973

(*1)

The Company estimated recoverable amount for individual assets related to CEM and Fe-Si factories, etc. that ceased operations due to the disposal plan and others using fair value less costs to sell based on the appraisal value or scrap value. The Company recognized impairment losses of ~~W~~205,396 million since recoverable amounts are less than their carrying amounts.

(*2)

As of December 31, 2019, POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (formerly, POSCO SS VINA JOINT STOCK COMPANY), a subsidiary, performed the impairment test due to the consecutive operating losses and recognized impairment losses amounting to ~~W~~204,546 million.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*4)	On the date of initial application of K-IFRS No.1116 (January 1, 2019), recognition of ~~W~~704,458 million of right-of-use assets is included in others.

(b)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

①	Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the six-month period ended June 30, 2020 were as follows:

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	341,767	7,776	(10,736)	14,887	353,694
Buildings and structures		171,112	33,828	(22,243)	(4,684)	178,013
Machinery and equipment		215,828	10,100	(29,462)	929	197,395
Vehicles		14,105	2,849	(5,071)	1,220	13,103
Ships		24,082	111,537	(13,826)	—	121,793
Others		8,113	10,246	(12,004)	24,403	30,758

	~~W~~	775,007	176,336	(93,342)	36,755	894,756

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

②	Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the year ended December 31, 2019 were as follows:

(in millions of Won)	The date of initial application (January 1, 2019)		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	340,107	22,850	(11,461)	(9,729)	341,767
Buildings and structures		209,455	23,015	(38,853)	(22,505)	171,112
Machinery and equipment		219,877	14,610	(33,751)	15,092	215,828
Vehicles		20,555	8,735	(10,050)	(5,135)	14,105
Ships		26,499	—	(2,417)	—	24,082
Others		25,529	3,430	(34,373)	13,527	8,113

	~~W~~	842,022	72,640	(130,905)	(8,750)	775,007

2)	The amounts recognized in profit or loss related to leases for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2020		2019	2020	2019
Interest on lease liabilities	~~W~~	8,822	8,825	17,830	17,973
Expenses relating to short-term leases		3,845	10,248	8,850	21,786
Expenses relating to leases of low-value assets		3,595	3,641	7,924	8,637

	~~W~~	16,262	22,714	34,604	48,396

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the six-month period ended June 30, 2020 and the year ended December 31, 2019 were as follows:

(a)	For the six-month period ended June 30, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,097,809	—	—	—	(761)	(1,042)	1,096,006
Intellectual property rights		2,279,210	82,752	(1,360)	(143,884)	—	21,574	2,238,292
Membership(*1)		148,078	293	(5,221)	(100)	(178)	(28)	142,844
Development expense		94,339	344	—	(24,227)	—	11,042	81,498
Port facilities usage rights		281,398	—	—	(22,549)	—	148	258,997
Exploratation and evaluation assets		77,271	7,357	—	—	—	(31,627)	53,001
Customer relationships		374,875	—	—	(22,239)	—	14	352,650
Other intangible assets		555,493	109,816	(61,398)	(17,395)	—	(14,427)	572,089

	~~W~~	4,908,473	200,562	(67,979)	(230,394)	(939)	(14,346)	4,795,377

(*1)	Economic useful life of membership is indefinite.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

(b)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment loss(*2)	Others(*3)	Ending
Goodwill	~~W~~	1,125,149	—	26,256	—	—	(55,445)	1,849	1,097,809
Intellectual property rights		2,399,525	127,479	—	(6,566)	(271,694)	(2)	30,468	2,279,210
Membership(*1)		134,793	15,636	—	(3,326)	(181)	24	1,132	148,078
Development expense		99,163	4,484	—	(35)	(44,418)	(666)	35,811	94,339
Port facilities usage rights		305,081	—	—	(4,674)	(22,923)	—	3,914	281,398
Exploratation and evaluation assets		192,130	9,642	—	—	—	(123,888)	(613)	77,271
Customer relationships		421,773	—	—	—	(51,768)	—	4,870	374,875
Other intangible assets		493,211	141,578	74	(10,718)	(40,263)	(10,111)	(18,278)	555,493

	~~W~~	5,170,825	298,819	26,330	(25,319)	(431,247)	(190,088)	59,153	4,908,473

(*1)	Economic useful life of membership is indefinite.
(*2)

In connection with exploration and evaluation of the AD-7 block in Myanmar, POSCO INTERNATIONAL Corporation failed to find economic gas. The Company recognized impairment loss of ~~W~~118,140 million for the excess of the carrying amounts of related assets over the special energy loan which may be forgiven the case of project failure.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

14. Other Assets

Other assets as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Current
Advance payments	~~W~~	409,503	453,538
Prepaid expenses		290,506	145,834
Firm commitment assets		15,943	17,490
Others		14,717	14,315

	~~W~~	730,669	631,177

Non-current
Long-term advance payments	~~W~~	21,884	21,950
Long-term prepaid expenses		81,077	41,256
Others(*1)		172,742	262,035

	~~W~~	275,703	325,241

(*1)

As of June 30, 2020 and December 31, 2019, the Company recognized tax assets amounting to ~~W~~128,472 million and ~~W~~213,071 million, respectively, based on the Company’s best estimate of the income tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	June 30, 2020		December 31, 2019
Short-term borrowings
Bank overdrafts	JP Morgan and others	0.20 ~ 8.00	~~W~~	207,799	159,075
Short-term borrowings	HSBC and others	0.21 ~ 9.75		6,335,935	5,327,258

				6,543,734	5,486,333

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.40 ~ 6.60		1,228,321	1,491,934
Current portion of debentures	The Goldman Sachs Group, Inc. and others	1.88 ~ 5.25		2,906,980	1,571,194
Less: Current portion of discount on debentures issued				(2,057)	(1,249)

				4,133,244	3,061,879

			~~W~~	10,676,978	8,548,212

(b)	Long-term borrowings, excluding current portion as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	June 30, 2020		December 31, 2019
Long-term borrowings	Export-Import Bank of Korea and others	0.19 ~ 8.50	~~W~~	3,969,138	3,827,152
Less: Present value discount				(21,196)	(24,374)
Bonds	KB SECURITIES CO., LTD. and others	0.50 ~ 4.12		9,508,419	8,124,194
Less: Discount on debentures issued				(44,552)	(33,571)

			~~W~~	13,411,809	11,893,401

(c)	Assets pledged as collateral in regards to the borrowings as of June 30, 2020 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Cash and cash equivalents	Sinhan Bank and others	~~W~~	23,928	24,228
Property, plant and equipment and Investment property	Korea Development Bank and others		4,842,765	5,343,459
Trade accounts and notes receivable	Korea Development Bank and others		46,971	44,737
Inventories	Export-Import Bank of Korea and others		99,613	12,650
Financial instruments	KOOKMIN BANK and others		42,739	41,539

		~~W~~	5,056,016	5,466,613

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

16. Other Payables

Other payables as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Current
Accounts payable	~~W~~	697,924	832,845
Accrued expenses		680,361	742,370
Dividend payable		3,318	3,106
Lease liabilities		235,187	149,176
Withholdings		138,435	152,011

	~~W~~	1,755,225	1,879,508

Non-current
Accounts payable	~~W~~	6,359	2,718
Accrued expenses		3,971	4,805
Lease liabilities		549,519	526,294
Long-term withholdings		53,552	51,312

	~~W~~	613,401	585,129

17. Other Financial Liabilities

Other financial liabilities as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Current
Derivative liabilities	~~W~~	54,003	28,021
Financial guarantee liabilities		53,759	49,806

	~~W~~	107,762	77,827

Non-current
Derivative liabilities	~~W~~	13,097	17,033
Financial guarantee liabilities		4,127	14,461

	~~W~~	17,224	31,494

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

18. Provisions

(a)	Provisions as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	54,201	37,240	76,432	47,237
Provision for construction warranties		6,698	176,863	7,655	162,773
Provision for legal contingencies and claims(*1)		5,544	67,363	6,996	77,488
Provision for the restoration(*2)		5,072	81,252	6,783	80,520
Others(*3,*4)		220,922	86,023	262,629	90,136

	~~W~~	292,437	448,741	360,495	458,154

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~46,785 million and ~~W~~54,228 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of June 30, 2020 and December 31, 2019, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~19,989 million as provisions for restoration as of June 30, 2020. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available currently to restore the land to its original condition. In addition, the Company has applied a discount rate of 1.45%~1.60% to measure present value of these costs.

(*3)

As of June 30, 2020 and December 31, 2019, POSCO ENERGY CO., LTD., and Korea Fuel Cell recognized ~~W~~79,934 million and ~~W~~178,959 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*4)

As of June 30, 2020, the Company has recognized emission liabilities of ~~W~~61,718 million for greenhouse gas emissions in excess of the quantity of free quota emission rights received, which is expected to be submitted.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

(b)	Changes in provisions for the six-month period ended June 30, 2020 and the year ended December 31, 2019 were as follows:

1)	For the six-month period ended June 30, 2020

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	123,669	38,770	(74,528)	(1,393)	4,923	91,441
Provision for construction warranties		170,428	27,046	(11,063)	(2,358)	(492)	183,561
Provision for legal contingencies and claims		84,484	2,085	(12,893)	(1,005)	236	72,907
Provision for the restoration		87,303	12,179	(4,294)	(14,555)	5,691	86,324
Others		352,765	73,631	(72,263)	(77,867)	30,679	306,945

	~~W~~	818,649	153,711	(175,041)	(97,178)	41,037	741,178

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2019

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	73,478	122,714	(86,084)	(3,077)	16,638	123,669
Provision for construction warranties		142,233	53,203	(22,858)	(3,444)	1,294	170,428
Provision for legal contingencies and claims		111,150	26,407	(37,087)	(18,098)	2,112	84,484
Provision for the restoration		89,168	23,559	(13,411)	(14,379)	2,366	87,303
Others		316,287	95,747	(38,260)	(86,458)	65,449	352,765

	~~W~~	732,316	321,630	(197,700)	(125,456)	87,859	818,649

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
	2020		2019	2020	2019
Expenses related to post-employment benefit plans under defined contribution plans	~~W~~	11,845	11,530	25,047	24,058

(b)	Defined benefit plan

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Present value of funded obligations	~~W~~	2,422,616	2,416,203
Fair value of plan assets(*1)		(2,234,092)	(2,255,149)
Present value of non-funded obligations		20,968	15,677

Net defined benefit liabilities	~~W~~	209,492	176,731

(*1)

As of June 30, 2020 and December 31, 2019, the Company recognized net defined benefit assets amounting to ~~W~~13,445 million and ~~W~~4,280 million respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2020 and the year ended December 31, 2019 were as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Defined benefit obligation at the beginning of period	~~W~~	2,431,880	2,137,161
Current service costs		122,511	236,735
Interest costs		23,630	51,900
Remeasurements		4,252	152,713
Benefits paid		(146,492)	(152,275)
Others		7,803	5,646

Defined benefit obligation at the end of period	~~W~~	2,443,584	2,431,880

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

3)	Changes in fair value of plan assets for the six-month period ended June 30, 2020 and the year ended December 31, 2019 were as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Fair value of plan assets at the beginning of period	~~W~~	2,255,149	1,997,717
Interest on plan assets		22,152	48,210
Remeasurement of plan assets		20	(8,692)
Contributions to plan assets		88,297	342,915
Benefits paid		(136,625)	(124,962)
Others		5,099	(39)

Fair value of plan assets at the end of period	~~W~~	2,234,092	2,255,149

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2020		2019	2020	2019
Current service costs	~~W~~	61,202	56,060	122,511	114,990
Net interest costs		179	1,138	1,478	2,235

	~~W~~	61,381	57,198	123,989	117,225

20. Other Liabilities

Other liabilities as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Current
Due to customers for contract work	~~W~~	779,829	676,054
Advances received		488,475	487,526
Unearned revenue		85,027	61,795
Withholdings		418,805	388,486
Firm commitment liabilities		6,965	15,637
Others		12,123	8,604

	~~W~~	1,791,224	1,638,102

Non-current
Unearned revenue	~~W~~	18,675	27,161
Others		23,329	52,349

	~~W~~	42,004	79,510

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and fair values of financial assets and financial liabilities by fair value hierarchy as of June 30, 2020 and December 31, 2019 are as follows

①	June 30, 2020

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	322,743	—	322,743	—	322,743
Short-term financial instruments		7,421,262	—	7,421,262	—	7,421,262
Debt securities		19,183	—	—	19,183	19,183
Other securities		311,402	7,743	1,145	302,514	311,402
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		12,829	—	12,829	—	12,829
Fair value through other comprehensive income
Equity securities		1,017,957	540,552	—	477,405	1,017,957
Debt securities		1,706	—	—	1,706	1,706
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		6,038,266	—	—	—	—
Trade accounts and notes receivable		7,542,447	—	—	—	—
Other receivables		2,282,860	—	—	—	—
Debt securities		688,921	—	—	—	—
Deposit instruments		2,796,499	—	—	—	—

	~~W~~	28,458,075	548,295	7,757,979	802,808	9,109,082

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	41,410	—	41,410	—	41,410
Derivative hedging instruments(*2)		25,690	—	25,690	—	25,690
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		3,286,583	—	—	—	—
Borrowings		24,088,787	—	24,394,275	—	24,394,275
Financial guarantee liabilities		57,886	—	—	—	—
Others		2,257,530	—	—	—	—

	~~W~~	29,757,886	—	24,461,375	—	24,461,375

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Company applies hedge accounting which uses forward contracts as hedging instruments in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instruments in order to hedge the risk of changes in foreign currency which influences cash flow from borrowings.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

②	December 31, 2019

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	106,104	—	106,104	—	106,104
Short-term financial instruments		6,861,242	—	6,861,242	—	6,861,242
Debt securities		28,087	—	—	28,087	28,087
Other securities		340,008	1,222	3,330	335,456	340,008
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments		6,174	—	6,174	—	6,174
Fair value through other comprehensive income
Equity securities		1,204,902	782,108	73	422,721	1,204,902
Debt securities		5,686	—	—	5,686	5,686
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		3,514,872	—	—	—	—
Trade accounts and notes receivable		8,214,459	—	—	—	—
Other receivables		2,193,700	—	—	—	—
Debt securities		334,153	—	—	—	—
Deposit instruments		1,779,082	—	—	—	—

	~~W~~	24,590,469	783,330	6,976,923	793,950	8,554,203

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	32,193	—	32,193	—	32,193
Derivative hedging instruments		12,861	—	12,861	—	12,861
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		3,442,989	—	—	—	—
Borrowings		20,441,613	—	20,666,476	—	20,666,476
Financial guarantee liabilities		64,267	—	—	—	—
Others		2,401,382	—	—	—	—

	~~W~~	26,395,305	—	20,711,530	—	20,711,530

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

2)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2020 and 2019 were as follows:

①	For the six-month period ended June 30, 2020

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	82,003	7,804	—	2,854	998	93,659	—
Derivatives assets		—	264,487	—	138,177	—	402,664	—
Financial assets at fair value through other comprehensive income		—	—	—	—	25,568	25,568	(165,966)
Financial assets measured at amortized cost		121,999	—	296,873	(9,620)	(160)	409,092	—
Derivatives liabilities		—	(39,069)	—	(176,867)	—	(215,936)	(841)
Financial liabilities measured at amortized cost		(346,799)	—	(415,610)	—	130	(762,279)	—

	~~W~~	(142,797)	233,222	(118,737)	(45,456)	26,536	(47,232)	(166,807)

②	For the six-month period ended June 30, 2019

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	68,097	(1,372)	—	6,424	630	73,779	—
Derivatives assets		—	107,978	—	82,589	—	190,567	—
Financial assets at fair value through other comprehensive income		—	—	—	—	50,748	50,748	17,844
Financial assets measured at amortized cost		85,880	—	285,705	(19,240)	(215)	352,130	—
Derivatives liabilities		—	(2,845)	—	(111,034)	—	(113,879)	(100)
Financial liabilities measured at amortized cost		(391,204)	—	(284,351)	(2,431)	(9,008)	(686,994)	—

	~~W~~	(237,227)	103,761	1,354	(43,692)	42,155	(133,649)	17,744

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

3)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2020 and 2019 were as follows:

①	For the three-month period ended June 30, 2020

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	40,881	7,471	—	2,549	768	51,669	—
Derivatives assets		—	(45,740)	—	82,386	—	36,646	—
Financial assets at fair value through other comprehensive income		—	—	—	—	262	262	36,870
Financial assets measured at amortized cost		70,267	—	(187,582)	(3,634)	(70)	(121,019)	—
Derivatives liabilities		—	33,221		(86,565)		(53,344)	(784)
Financial liabilities measured at amortized cost		(171,672)		236,596		(518)	64,406	—

	~~W~~	(60,524)	(5,048)	49,014	(5,264)	442	(21,380)	36,086

②	For the three-month period ended June 30, 2019

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	33,024	(2,156)	—	5,704	32	36,604	—
Derivatives assets		—	59,954	—	49,999	—	109,953	—
Financial assets at fair value through other comprehensive income		—	—	—	—	19,838	19,838	23,383
Financial assets measured at amortized cost		45,426	—	134,303	(9,832)	(107)	169,790	—
Derivatives liabilities		—	1,396	—	(70,694)	—	(69,298)	(132)
Financial liabilities measured at amortized cost		(190,726)	—	(151,301)	(194)	(1,737)	(343,958)	—

	~~W~~	(112,276)	59,194	(16,998)	(25,017)	18,026	(77,071)	23,251

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2019.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2020 and December 31, 2019 are as follows:

(Share, in Won)	June 30, 2020		December 31, 2019
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2020, the total number of ADRs of 30,935,880 outstanding in overseas stock market is equivalent to 7,733,970 shares of common stock.
(*2)	As of June 30, 2020, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		796,623	796,623
Other capital surplus		74,701	115,803

	~~W~~	1,335,149	1,376,251

(c)

On February 25, 2017, POSCO ENERGY CO., LTD., a subsidiary of the Company, issued redeemable convertible preferred shares amounting to ~~W~~245,000 million (8,643,193 shares) which are classified as non-controlling interests in the consolidated financial statements. Repayments of shares were made on February 25, 2020 (4,477,246 shares) and March 30, 2020 (4,165,947 shares).

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

23. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	June 30, 2020		December 31, 2019
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

(*1)	Details of hybrid bonds issued by the Company as of June 30, 2020 are as follows:

Hybrid bond 1-2
Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-06-12 : 4.6%

Reset every 10 years as follows;

•    After 10 years: return on government bond of the Republic of Korea (10 years) + 1.40%

•    After 10 years: additionally +0.25% according to Step-up clauses

•     After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at 10th anniversary of issuenace and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common shareholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of June 30, 2020 amounts to ~~W~~454 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

(b)

POSCO ENERGY CO., LTD., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	June 30, 2020		December 31, 2019
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21	~~W~~	140,000	140,000
Issuance cost					(429)	(429)

				~~W~~	139,571	139,571

(*1)	Details of hybrid bonds issued by POSCO ENERGY CO., LTD. as of June 30, 2020 are as follows:

Hybrid bond 1-4
Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-08-29 : 5.21%

Reset every 10 years as follows;

•    After 10 years: return on government bond of the Republic of Korea (10 years) + 1.55%

•    After 10 years: additionally + 0.25% according to Step-up clauses

•    After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Issuer)

Others	The issuer can call the hybrid bond at 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common shareholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of June 30, 2020 amounts to ~~W~~639 million.

24. Reserves

Reserves as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(599,389)	(676,416)
Changes in fair value of equity investments at fair value through other comprehensive income		(448,053)	(285,073)
Foreign currency translation differences		(133,635)	(202,636)
Gains or losses on valuation of derivatives		(1,236)	(438)
Others		13,027	6,583

	~~W~~	(1,169,286)	(1,157,980)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

25. Treasury Shares

During the six-month period ended June 30, 2020, the Company entered into a trust contract of acquiring treasury shares following approval of the Board of Directors. The amount committed to purchase treasury shares by this trust contract is ~~W~~1,000 billion, and the contract period is from April 13, 2020 to April 12, 2021. The number of treasury shares acquired according to the contract is 358,953 during the six-month period ended June 30, 2020.

As of June 30, 2020, the Company holds 7,430,147 treasury shares for share price stabilization and other purposes in accordance with the Board of Director’s resolution.

26. Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the six-month periods ended June 30, 2020 and 2019 were as follows:

①	For the six-month period ended June 30, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	13,227,955	9,738,336	—	367,967	23,334,258
Revenue from services		232,864	191,253	22,848	885,331	1,332,296
Revenue from construction contract		—	—	3,368,635	14,207	3,382,842
Others		18,599	87,032	4,019	108,321	217,971

	~~W~~	13,479,418	10,016,621	3,395,502	1,375,826	28,267,367

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	13,246,554	9,825,368	104,538	476,289	23,652,749
Revenue recognized over time		232,864	191,253	3,290,964	899,537	4,614,618

	~~W~~	13,479,418	10,016,621	3,395,502	1,375,826	28,267,367

②	For the six-month period ended June 30, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	15,919,961	10,936,991	—	341,736	27,198,688
Revenue from services		311,731	196,471	24,568	1,154,776	1,687,546
Revenue from construction contract		—	—	3,222,542	17,097	3,239,639
Others		22,938	68,902	3,452	114,408	209,700

	~~W~~	16,254,630	11,202,364	3,250,562	1,628,017	32,335,573

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	15,942,899	11,005,893	5,728	461,406	27,415,926
Revenue recognized over time		311,731	196,471	3,244,834	1,166,611	4,919,647

	~~W~~	16,254,630	11,202,364	3,250,562	1,628,017	32,335,573

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

2)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended June 30, 2020 and 2019 were as follows:

①	For the three-month period ended June 30, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	6,256,679	4,823,693	—	176,643	11,257,015
Revenue from services		108,391	108,114	10,788	368,404	595,697
Revenue from construction contract		—	—	1,762,872	7,587	1,770,459
Others		8,895	29,139	2,918	57,431	98,383

	~~W~~	6,373,965	4,960,946	1,776,578	610,065	13,721,554

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	6,265,574	4,852,832	93,583	234,076	11,446,065
Revenue recognized over time		108,391	108,114	1,682,995	375,989	2,275,489

	~~W~~	6,373,965	4,960,946	1,776,578	610,065	13,721,554

②	For the three-month period ended June 30, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	8,019,477	5,529,989	—	181,518	13,730,984
Revenue from services		150,001	98,407	12,500	509,075	769,983
Revenue from construction contract		—	—	1,717,341	10,637	1,727,978
Others		13,336	36,087	2,079	40,888	92,390

	~~W~~	8,182,814	5,664,483	1,731,920	742,118	16,321,335

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	8,032,813	5,566,076	2,508	225,262	13,826,659
Revenue recognized over time		150,001	98,407	1,729,412	516,856	2,494,676

	~~W~~	8,182,814	5,664,483	1,731,920	742,118	16,321,335

(b)	Details of contract assets and liabilities from contracts with customers as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Receivables
Accounts receivable	~~W~~	7,542,447	8,214,459
Contract assets
Due from customers for contract work		1,188,416	1,062,677
Contract liabilities
Advance received		492,503	489,658
Due to customers for contract work		779,829	676,054
Unearned revenue		103,539	88,733

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

27. Revenue – Contract Balances

(a)	Details of ongoing contracts as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020			December 31, 2019
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	29,893,770	300,248	29,106,218	249,751
Accumulated contract profit		2,952,358	59,676	2,863,207	47,107
Accumulated contract loss		(1,199,546)	(2,403)	(1,182,989)	(2,211)
Accumulated contract revenue		31,646,582	357,521	30,786,436	294,647

(b)	Details of due from customers for contract work and due to customers for contract work as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020			December 31, 2019
	Construction segment		Others	Construction segment	Others
Due from customers for contract work	~~W~~	1,213,373	52,824	1,087,119	49,317
Due to customers for contract work		(751,585)	(28,244)	(639,130)	(36,924)

	~~W~~	461,788	24,580	447,989	12,393

(c)	Details of the provisions of construction loss as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Construction segment	~~W~~	33,298	35,526
Others		410	406

	~~W~~	33,708	35,932

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

(d)

Due to the factors causing the variation of costs for the six-month period ended June 30, 2020, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for the six-month period ended June 30, 2020 and future periods are as follows:

			Changes in profit (loss) of contract
	Changes in estimated
(in millions of Won)	total contract costs		Net income	Future income	Total
Construction segment	~~W~~	128,439	20,087	127,633	147,720
Others		2,665	3,451	869	4,320

	~~W~~	131,104	23,538	128,502	152,040

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contract to June 30, 2020. The estimation is evaluated for the total contract costs and expected total contract revenue as of the end of the period. Also, it may change during future periods.

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price

Labor cost	Assumption based on standard monthly and daily labor cost

Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

28. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2020		2019	2020	2019
Wages and salaries	~~W~~	197,024	197,241	410,520	405,863
Expenses related to post-employment benefits		19,502	18,202	41,881	40,070
Other employee benefits		40,293	43,344	85,751	89,121
Travel		3,537	11,514	9,890	21,181
Depreciation		37,905	31,294	72,857	65,620
Amortization		27,351	28,442	54,633	56,802
Communication		2,409	2,556	4,801	5,029
Electricity		1,849	2,001	4,030	4,031
Taxes and public dues		19,719	18,971	32,075	31,856
Rental		9,632	9,219	16,265	20,677
Repairs		1,311	4,107	3,238	6,624
Entertainment		1,437	2,609	3,545	5,641
Advertising		17,296	24,059	34,653	41,965
Research & development		25,405	26,299	49,271	56,682
Service fees		37,342	36,066	76,775	87,588
Vehicles maintenance		1,129	1,919	2,499	4,247
Industry association fee		2,373	1,980	6,039	5,417
Conference		2,482	3,957	5,325	7,810
Increase to provisions		355	1,084	1,882	2,482
Others		8,190	11,673	17,677	23,914

	~~W~~	456,541	476,537	933,607	982,620

(b)	Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2020		2019	2020	2019
Freight and custody expenses	~~W~~	40,640	40,176	86,103	87,537
Operating expenses for distribution center		1,661	2,657	3,687	5,251
Sales commissions		20,194	22,563	67,919	38,599
Sales advertising		312	370	570	604
Sales promotion		1,393	2,478	3,236	5,015
Sample		331	617	872	1,128
Sales insurance premium		7,452	7,916	15,629	15,925
Contract cost		8,118	7,439	15,750	16,079
Others		4,247	5,987	8,560	11,325

	~~W~~	84,348	90,203	202,326	181,463

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

29. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2020		2019	2020	2019
Finance income
Interest income(*1)	~~W~~	111,148	78,450	204,002	153,977
Dividend income		1,030	19,870	26,566	51,378
Gain on foreign currency transactions		290,855	261,833	636,287	379,766
Gain on foreign currency translations		(227,550)	54,450	219,977	199,617
Gain on derivatives transactions		84,616	51,200	144,640	84,600
Gain on valuations of derivatives		(60,773)	59,795	281,200	146,869
Others		11,343	7,264	17,421	10,669

	~~W~~	210,669	532,862	1,530,093	1,026,876

Finance costs
Interest expenses	~~W~~	171,672	190,726	346,799	391,204
Loss on foreign currency transactions		236,231	210,009	484,754	315,298
Loss on foreign currency translations		(221,940)	123,272	490,247	262,731
Loss on derivatives transactions		88,795	71,895	183,330	113,045
Loss on valuation of derivatives		(48,254)	(1,555)	55,782	41,736
Loss on disposal of trade accounts and notes receivable		3,670	9,832	9,656	19,240
Others		1,875	5,753	6,757	17,271

	~~W~~	232,049	609,932	1,577,325	1,160,525

(*1)	Interest income calculated using the effective interest method for the six-month periods ended June 30, 2020 and 2019 were ~~W~~121,999 million and ~~W~~85,880 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

30. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2020		2019	2020	2019
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	—	8,536	299	8,536
Gain on disposals of investments in subsidiaries, associates and joint ventures		37,370	1,385	41,339	15,821
Gain on disposals of property, plant and equipment		2,511	4,080	7,346	16,362
Gain on valuation of firm commitment		17,548	9,258	37,666	28,968
Gain on valuation of emission rights		—	25,440	—	25,440
Gain on disposals of emission rights		16,823	—	24,566	—
Reversal of other provisions		561	5,595	839	6,170
Others		27,790	28,730	54,849	56,071

	~~W~~	102,603	83,024	166,904	157,368

Other non-operating expenses
Impairment loss on assets held for sale	~~W~~	5,030	(849)	5,030	3,346
Loss on disposals of investments in subsidiaries, associates and joint ventures		5,121	3,716	10,073	5,586
Loss on disposals of property, plant and equipment		38,318	25,099	78,989	37,396
Impairment loss on property, plant and equipment		21,322	81,314	21,400	149,659
Loss on valuation of firm commitment		1,742	14,763	36,075	18,572
Idle tangible asset expenses		5,330	10,808	10,685	18,427
Increase to provisions		372	2,098	1,224	7,371
Donations		4,553	1,788	16,708	11,194
Others		21,885	27,942	37,253	52,318

	~~W~~	103,673	166,679	217,437	303,869

31. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2020		2019	2020	2019
Raw material used, changes in inventories and others	~~W~~	8,300,004	9,577,372	16,948,281	19,256,695
Employee benefits expenses		852,159	870,497	1,772,198	1,746,165
Outsourced processing cost		2,056,490	1,992,121	4,086,789	3,762,751
Electricity and water		142,562	329,161	313,258	548,963
Depreciation (*1)		784,867	758,349	1,555,037	1,523,108
Amortization		116,107	104,471	230,394	203,733
Freight and custody expenses		329,787	362,400	682,131	731,634
Sales commissions		20,194	22,563	67,919	38,599
Loss on disposal of property, plant and equipment		38,318	25,099	78,989	37,396
Impairment loss on property, plant and equipment		21,322	81,314	21,400	149,659
Donations		4,553	1,789	16,708	11,194
Other		990,157	1,306,735	1,848,640	2,375,454

	~~W~~	13,656,520	15,431,871	27,621,744	30,385,351

(*1)	Includes depreciation expense of investment property.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

32. Income Taxes

The effective tax rates of the Company for the six-month periods ended June 30, 2020 and 2019 were 32.10% and 31.05%, respectively.

33. Earnings per Share

Basic earnings per share for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows:

(in Won except share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2020		2019	2020	2019
Profit attributable to controlling interest	~~W~~	40,281,852,768	612,285,873,955	435,674,548,777	1,353,539,066,362
Interests of hybrid bonds		(1,662,931,506)	(1,662,931,506)	(3,325,863,013)	(3,307,589,040)
Weighted-average number of common shares outstanding (*1)		80,006,436	80,115,641	80,061,039	80,111,845

Basic earnings per share	~~W~~	483	7,622	5,400	16,854

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(Shares)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2020		2019	2020	2019
Total number of common shares issued	~~W~~	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares		(7,180,399)	(7,071,194)	(7,125,796)	(7,074,990)

Weighted-average number of common shares outstanding	~~W~~	80,006,436	80,115,641	80,061,039	80,111,845

Since there were no potential shares of common stock which had dilutive effects as of June 30, 2020 and 2019, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

34. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the six-month periods ended June 30, 2020 and 2019 were as follows:

1)	For the six-month period ended June 30, 2020

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries (*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	3,548	11,096	15	442,305	60	12,835
POSCO COATED & COLOR STEEL Co., Ltd.		205,766	1,695	—	—	15,176	208
POSCO ICT (*4)		1,429	4,991	—	184,310	20,941	87,668
eNtoB Corporation		7	60	113,378	18,848	28	12,493
POSCO CHEMICAL CO., LTD		144,466	24,770	229,721	12,830	154,424	4,362
POSCO ENERGY CO., LTD.		1,553	1,216	9,995	3	—	11,110
POSCO INTERNATIONAL Corporation		2,795,437	54,331	110,798	—	11,371	2,083
POSCO Thainox Public Company Limited		106,717	137	3,454	—	—	—
POSCO America Corporation		96,266	—	—	—	—	3
POSCO Canada Ltd.		—	816	90,805	—	—	—
POSCO Asia Co., Ltd.		719,978	965	81,671	2,272	1,162	1,419
Qingdao Pohang Stainless Steel Co., Ltd.		70,768	66	—	—	—	176
POSCO JAPAN Co., Ltd.		548,842	—	16,420	2,959	—	1,088
POSCO-VIETNAM Co., Ltd.		101,105	223	—	—	—	20
POSCO MEXICO S.A. DE C.V.		68,574	99	—	—	—	304
POSCO Maharashtra Steel Private Limited		153,754	847	—	—	—	185
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		57,645	—	—	—	—	—
POSCO VST CO., LTD.		132,216	56	—	—	—	20
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	804	291,649	—	—	—
Others		573,063	18,184	41,106	25,580	128,557	58,065

		5,781,134	120,356	989,012	689,107	331,719	192,039

Associates and joint ventures (*3)
POSCO PLANTEC Co., Ltd. (*5)		65	41	916	84,839	4,086	12,431
SNNC		2,901	3,478	219,060	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		17,154	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	625,545	—	—	—
Others		14,332	54,933	28,954	—	—	13,348

		34,452	58,452	874,475	84,839	4,086	25,779

	~~W~~	5,815,586	178,808	1,863,487	773,946	335,805	217,818

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of June 30, 2020, the Company provided guarantees to related parties (Note 35).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the six-month period ended June 30, 2020, POSCO PLANTEC Co., Ltd. was excluded from associates due to the Company’s loss of significant influence over the investee.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

2)	For the six-month period ended June 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	3,608	11,089	—	139,349	21	5,233
POSCO COATED & COLOR STEEL Co., Ltd.		233,408	1,707	—	—	7,684	491
POSCO ICT		1,509	4,989	—	148,817	17,055	88,838
eNtoB Corporation		7	60	159,576	16,936	59	13,431
POSCO CHEMICAL CO., LTD		197,793	25,129	255,299	7,578	156,383	2,010
POSCO ENERGY CO., LTD.		106,602	624	—	—	—	62
POSCO INTERNATIONAL Corporation		2,841,376	46,572	330,044	—	26,037	2,569
POSCO Thainox Public Company Limited		120,032	13,675	3,733	—	—	3
POSCO America Corporation		184,517	—	—	—	—	39
POSCO Canada Ltd.		340	604	151,892	—	—	—
POSCO Asia Co., Ltd.		861,771	585	248,431	—	987	2,796
Qingdao Pohang Stainless Steel Co., Ltd.		59,410	—	—	—	—	—
POSCO JAPAN Co., Ltd.		756,357	—	21,553	3,021	—	1,487
POSCO-VIETNAM CO., Ltd.		141,535	181	—	—	—	37
POSCO MEXICO S.A. DE C.V.		153,766	31	—	—	—	5
POSCO Maharashtra Steel Private Limited		333,608	187	—	—	—	256
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		43,313	—	1,481	—	—	—
POSCO VST CO., LTD.		137,025	—	—	—	—	62
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	180	322,210	—	—	—
Others		425,315	14,560	81,055	10,572	133,582	60,791

		6,601,292	120,173	1,575,274	326,273	341,808	178,110

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		183	65	1,399	110,614	9,326	9,362
SNNC		2,747	3,380	244,626	—	—	10
POSCO-SAMSUNG-Slovakia Processing Center		31,764	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	482,848	—	—	—
Others		6,985	86,037	27,127	—	—	—

		41,679	89,482	756,000	110,614	9,326	9,372

	~~W~~	6,642,971	209,655	2,331,274	436,887	351,134	187,482

(b)	Significant transactions between the controlling company and related companies for the three-month periods ended June 30, 2020 and 2019 were as follows:

1)	For the three-month period ended June 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	2,011	17	—	198,832	60	5,123
POSCO COATED & COLOR STEEL Co., Ltd.		89,666	1	—	—	6,818	91
POSCO ICT		718	2	—	85,004	10,483	41,213
eNtoB Corporation		3	—	55,786	9,743	9	6,931
POSCO CHEMICAL CO., LTD		61,232	4,828	105,977	8,690	71,609	653
POSCO ENERGY CO., LTD.		266	537	5,385	—	—	5,598
POSCO INTERNATIONAL Corporation		1,274,878	—	31,102	—	—	941
POSCO Thainox Public Company Limited		55,096	71	792	—	—	—
POSCO America Corporation		32,624	—	—	—	—	—
POSCO Canada Ltd.		—	753	51,250	—	—	—
POSCO Asia Co., Ltd.		402,677	746	36,185	504	766	910
Qingdao Pohang Stainless Steel Co., Ltd.		35,299	66	—	—	—	119
POSCO JAPAN Co., Ltd.		230,608	—	9,698	2,339	—	650
POSCO-VIETNAM Co., Ltd.		37,517	108	—	—	—	—
POSCO MEXICO S.A. DE C.V.		17,483	63	—	—	—	249
POSCO Maharashtra Steel Private Limited		36,314	44	—	—	—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		25,094	—	—	—	—	—
POSCO VST CO., LTD.		62,622	56	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	462	136,882	—	—	—
Others		304,164	3,644	14,283	12,622	67,484	28,998

		2,668,272	11,398	447,340	317,734	157,229	91,476

Associates and joint ventures
SNNC		1,491	443	98,634	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		3,229	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	303,358	—	—	—
Others		4,625	39,739	16,589	—	—	5,695

		9,345	40,182	418,581	—	—	5,695

	~~W~~	2,677,617	51,580	865,921	317,734	157,229	97,171

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

2)	For the three-month period ended June 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	2,198	16	—	72,852	—	2,519
POSCO COATED & COLOR STEEL Co., Ltd.		116,211	1	—	—	5,315	119
POSCO ICT		729	—	—	87,989	8,498	42,677
eNtoB Corporation		3	—	81,080	10,952	33	7,907
POSCO CHEMICAL CO., LTD		93,869	5,799	124,303	5,513	78,253	1,881
POSCO ENERGY CO., LTD.		49,714	310	—	—	—	42
POSCO INTERNATIONAL Corporation		1,423,768	1	154,881	—	13,381	1,629
POSCO Thainox Public Company Limited		54,928	13,616	2,063	—	—	—
POSCO America Corporation		89,516	—	—	—	—	21
POSCO Canada Ltd.		340	529	75,279	—	—	—
POSCO Asia Co., Ltd.		445,133	498	100,397	—	429	2,235
Qingdao Pohang Stainless Steel Co., Ltd.		5,363	—	—	—	—	—
POSCO JAPAN Co., Ltd.		350,682	—	12,033	707	—	853
POSCO-VIETNAM Co., Ltd.		66,995	96	—	—	—	—
POSCO MEXICO S.A. DE C.V.		75,553	17	—	—	—	—
POSCO Maharashtra Steel Private Limited		142,945	92	—	—	—	256
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		25,309	—	957	—	—	—
POSCO VST CO., LTD.		58,204	—	—	—	—	19
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	41	198,168	—	—	—
Others		204,728	3,439	25,317	4,790	66,424	34,354

		3,206,188	24,455	774,478	182,803	172,333	94,512

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		67	5	648	59,868	4,411	6,651
SNNC		1,399	1,100	128,978	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		7,901	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	280,820	—	—	—
Others		2,993	74,784	13,962	—	—	—

		12,360	75,889	424,408	59,868	4,411	6,651

	~~W~~	3,218,548	100,344	1,198,886	242,671	176,744	101,163

(c)	The related account balances from significant transactions between the controlling company and related companies as of June 30, 2020 and December 31, 2019 are as follows:

1)	June 30, 2020

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	3,005	56	3,061	—	55,360	381	55,741
POSCO COATED & COLOR STEEL Co., Ltd.		35,652	—	35,652	—	9	3,089	3,098
POSCO ICT		123	—	123	2,602	70,313	35,076	107,991
eNtoB Corporation		—	34	34	2,698	31,539	18	34,255
POSCO CHEMICAL CO., LTD		20,537	2,904	23,441	11,092	45,121	17,606	73,819
POSCO ENERGY CO., LTD.		166	214	380	—	2,563	13,630	16,193
POSCO INTERNATIONAL Corporation		438,989	10	438,999	756	238	—	994
POSCO Thainox Public Company Limited		34,981	3	34,984	—	—	—	—
POSCO America Corporation		4,432	—	4,432	—	—	—	—
POSCO Asia Co., Ltd.		295,369	847	296,216	3,810	257	—	4,067
Qingdao Pohang Stainless Steel Co., Ltd.		21,523	—	21,523	—	—	—	—
POSCO MEXICO S.A. DE C.V.		40,423	707	41,130	—	—	—	—
POSCO Maharashtra Steel Private Limited		196,825	477	197,302	—	—	—	—
Others		597,632	43,367	640,999	15,367	28,726	85,326	129,419

		1,689,657	48,619	1,738,276	36,325	234,126	155,126	425,577

Associates and joint ventures
SNNC		340	216	556	10,364	—	—	10,364
Roy Hill Holdings Pty Ltd		—	—	—	169,954	—	—	169,954
Others		408	38,077	38,485	4,042	—	—	4,042

		748	38,293	39,041	184,360	—	—	184,360

	~~W~~	1,690,405	86,912	1,777,317	220,685	234,126	155,126	609,937

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

2)	December 31, 2019

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,702	65	5,767	—	78,512	385	78,897
POSCO COATED & COLOR STEEL Co., Ltd.		57,792	—	57,792	—	11	3,828	3,839
POSCO ICT		225	1	226	1,147	129,424	42,844	173,415
eNtoB Corporation		—	—	—	3,459	27,431	—	30,890
POSCO CHEMICAL CO., LTD		35,102	3,578	38,680	17,839	52,710	19,369	89,918
POSCO ENERGY CO., LTD.		1,876	4	1,880	—	3,229	14,912	18,141
POSCO INTERNATIONAL Corporation		633,073	—	633,073	345	2,218	3,839	6,402
POSCO Thainox Public Company Limited		52,826	2	52,828	916	—	—	916
POSCO America Corporation		8,448	—	8,448	—	—	—	—
POSCO Asia Co., Ltd.		508,962	748	509,710	12,784	171	—	12,955
Qingdao Pohang Stainless Steel Co., Ltd.		29,842	—	29,842	—	—	—	—
POSCO MEXICO S.A. DE C.V.		90,351	702	91,053	—	—	—	—
POSCO Maharashtra Steel Private Limited		235,917	444	236,361	—	—	—	—
Others		470,734	33,851	504,585	14,397	40,233	87,652	142,282

		2,130,850	39,395	2,170,245	50,887	333,939	172,829	557,655

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		84	10	94	471	49,511	—	49,982
SNNC		297	65	362	19,769	—	—	19,769
Roy Hill Holdings Pty Ltd		—	—	—	93,383	—	—	93,383
Others		942	706	1,648	3,447	586	—	4,033

		1,323	781	2,104	117,070	50,097	—	167,167

	~~W~~	2,132,173	40,176	2,172,349	167,957	384,036	172,829	724,822

(d)	Significant transactions between the Company, excluding the controlling company, and related companies for the six-month periods ended June 30, 2020 and 2019 were as follows:

1)	For the six-month period ended June 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	2,558	—	5	—
New Songdo International City Development, LLC		51,863	26,450	—	46
SNNC		27,202	—	25,282	107,507
Chuncheon Energy Co., Ltd.		287	211	—	—
Noeul Green Energy Co., Ltd.		3,039	—	—	—
CSP - Compania Siderurgica do Pecem		18,311	4,925	123,368	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		18,928	—	24,782	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	2,393	—
POS-SEAHSTEELWIRE (TIANJIN) CO., Ltd		3,294	—	—	—
PT. Batutua Tembaga Raya		—	1,111	16,575	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		12,131	—	165	—
DMSA/AMSA		—	—	29,198	—
South-East Asia Gas Pipeline Company Ltd.		7	38,517	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		15,961	19,438	1,888	452
Samcheok Blue Power Co., Ltd. (Formarly, POSPower Co., Ltd.)		89,910	—	—	—
TK CHEMICAL CORPORATION		59,752	—	18,743	—
Others		61,699	29,773	17,714	16,853

	~~W~~	364,942	120,425	260,113	124,858

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

2)	For the six-month period ended June 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	5,659	—	21	7,757
New Songdo International City Development, LLC		751	4,471	—	13
SNNC		44,025	—	18,961	31,156
Chuncheon Energy Co., Ltd.		1,145	—	—	—
Noeul Green Energy Co., Ltd.		3,361	—	—	1,217
USS-POSCO Industries		2	—	1,316	—
CSP—Compania Siderurgica do Pecem		84,598	7,419	220,542	10,586
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		16,545	—	22,155	—
LLP POSUK Titanium		—	—	272	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		3	—	1,808	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		5,298	—	—	—
PT. Batutua Tembaga Raya		—	495	21,634	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		13,751	—	173	—
Sebang Steel		—	—	4,862	—
DMSA/AMSA		—	—	30,613	—
South-East Asia Gas Pipeline Company Ltd.		27	9,387	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		44,649	16,369	2,620	1,120
Samcheok Blue Power Co., Ltd. (Formarly, POSPower Co., Ltd.)		79,272	—	—	—
TK CHEMICAL CORPORATION		86,987	—	39,454	—
Others		103,425	38,024	11,650	9,046

	~~W~~	489,498	76,165	376,081	60,895

(e)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended June 30, 2020 and 2019 were as follows:

1)	For the three-month period ended June 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	—	—	—	—
New Songdo International City Development, LLC		31,663	26,450	—	43
SNNC		16,847	—	13,179	508
Chuncheon Energy Co., Ltd.		—	—	—	—
Noeul Green Energy Co., Ltd.		1,516	—	—	—
CSP - Compania Siderurgica do Pecem		1,566	493	39,178	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		8,152	—	12,242	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	1,437	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		767	—	—	—
PT. Batutua Tembaga Raya		—	152	5,034	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,287	—	101	—
DMSA/AMSA		—	—	3,035	—
South-East Asia Gas Pipeline Company Ltd.		—	18,511	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		7,096	37	814	185
Samcheok Blue Power Co., Ltd. (Formarly, POSPower Co., Ltd.)		48,026	—	—	—
TK CHEMICAL CORPORATION		24,411	—	6,547	—
Others		28,565	24,208	8,642	7,345

	~~W~~	175,896	69,851	90,209	8,081

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

2)	For the three-month period ended June 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	2,263	—	14	4,386
New Songdo International City Development, LLC		390	—	—	10
SNNC		26,013	—	13,918	10,532
Chuncheon Energy Co., Ltd.		135	—	—	—
Noeul Green Energy Co., Ltd.		1,699	—	—	630
USS-POSCO Industries		2	—	712	—
CSP - Compania Siderurgica do Pecem		62,328	5,352	100,154	10,201
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		7,800	—	11,361	—
LLP POSUK Titanium		—	—	—	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		3	—	956	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		1,421	—	—	—
PT. Batutua Tembaga Raya		—	130	11,037	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		5,658	—	93	—
Sebang Steel		—	—	4,159	—
DMSA/AMSA		—	—	13,858	—
South-East Asia Gas Pipeline Company Ltd.		22	4,582	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		20,034	—	1,280	407
Samcheok Blue Power Co., Ltd. (Formarly, POSPower Co., Ltd.)		41,863	—	—	—
TK CHEMICAL CORPORATION		43,612	—	17,525	—
Others		55,486	23,357	6,087	2,207

	~~W~~	268,729	33,421	181,154	28,373

(f)	The related account balances from significant transactions between the Company, excluding the controlling company, and related companies as of June 30, 2020 and December 31, 2019 are as follows:

1)	June 30, 2020

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	14,855	—	20,592	35,447	—	—	—
Chuncheon Energy Co., Ltd.		—	—	—	—	407	—	407
Samcheok Blue Power Co., Ltd. (Formarly, POSPower Co., Ltd.)		59,192	—	—	59,192	—	55,428	55,428
Nickel Mining Company SAS		—	62,977	144	63,121	—	—	—
CSP - Compania Siderurgica do Pecem		174,737	—	12,101	186,838	282	—	282
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		7,981	—	—	7,981	2,762	—	2,762
PT. Batutua Tembaga Raya		—	39,017	984	40,001	1,399	—	1,399
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,399	—	—	9,399	113	—	113
DMSA/AMSA		112	7,645	—	7,757	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	126,628	—	126,628	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		2,912	—	—	2,912	569	—	569
TK CHEMICAL CORPORATION		21,953	—	—	21,953	835	—	835
Others		56,080	160,200	101,593	317,873	471	13,244	13,715

	~~W~~	347,221	396,467	135,414	879,102	6,838	68,672	75,510

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

2)	December 31, 2019

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,121	—	205	4,326	791	8	799
New Songdo International City Development, LLC		23,626	—	20,592	44,218	—	10	10
Chuncheon Energy Co., Ltd.		—	8,234	—	8,234	657	—	657
Samcheok Blue Power Co., Ltd. (Formarly, POSPower Co., Ltd.)		34,945	—	—	34,945	—	67,543	67,543
Nickel Mining Company SAS		—	60,516	120	60,636	—	—	—
CSP - Compania Siderurgica do Pecem		244,700	—	14,264	258,964	—	33	33
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,273	—	—	10,273	633	—	633
PT. Batutua Tembaga Raya		—	36,291	19,993	56,284	56	—	56
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,035	—	—	7,035	101	—	101
DMSA/AMSA		—	57,999	1,672	59,671	—	—	—
South-East Asia Gas Pipeline Company Ltd.		14	147,367	—	147,381	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		8,078	—	—	8,078	916	—	916
TK CHEMICAL CORPORATION		37,373	—	—	37,373	110	—	110
Others		94,914	138,663	97,804	331,381	7,128	13,379	20,507

	~~W~~	465,079	449,070	154,650	1,068,799	10,392	80,973	91,365

(g)

Significant financial transactions between the Company, excluding the controlling company, and related companies for the six-month period ended June 30, 2020 and the year ended December 31, 2019 were as follows:

1)	June 30, 2020

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.		10,579	5,919	—	—	16,498
DMSA/AMSA (*1)		57,999	—	—	(50,354)	7,645
South-East Asia Gas Pipeline Company Ltd.		147,367	—	(24,416)	3,677	126,628
PT. Batutua Tembaga Raya		36,291	—	—	2,726	39,017
PT. Tanggamus Electric Power		4,580	—	—	170	4,750
PT. Wampu Electric Power		5,519	—	—	205	5,724
PT. POSMI Steel Indonesia		2,316	—	—	86	2,402
Nickel Mining Company SAS		60,516	—	—	2,461	62,977
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,947	—	(1,239)	296	6,004
POS-SeaAH Steel Wire (Thailand) Co., Ltd.		6,947	—	—	257	7,204
AMCI (WA) PTY LTD		78,553	1,567	—	1,496	81,616
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,789	—	—	215	6,004
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		9,262	—	—	343	9,605
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
Chun-cheon Energy Co., Ltd.		8,234	—	(8,234)	—	—
POS-AUSTEM Suzhou Automotive Co., Ltd		5,789	12,067	—	155	18,011

	~~W~~	449,070	19,553	(33,889)	(38,267)	396,467

(*1)	During the six-month period ended June 30, 2020, loans amounting to ~~W~~52,692 million have been converted to ordinary shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

2)	December 31, 2019

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.		5,695	4,884	—	—	10,579
DMSA/AMSA(*1)		64,297	15,451	—	(21,749)	57,999
South-East Asia Gas Pipeline Company Ltd.		191,107	—	(48,027)	4,287	147,367
PT. Batutua Tembaga Raya		35,100	—	—	1,191	36,291
PT. Tanggamus Electric Power		4,423	—	—	157	4,580
PT. Wampu Electric Power		5,330	—	—	189	5,519
PT. POSMI Steel Indonesia		2,236	—	—	80	2,316
Nickel Mining Company SAS		59,664	—	—	852	60,516
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,709	—	—	238	6,947
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		3,354	—	(3,354)	—	—
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,709	—	—	238	6,947
AMCI (WA) PTY LTD		90,480	4,669	—	(16,596)	78,553
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD		5,590	—	—	199	5,789
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD		8,945	—	—	317	9,262
Hyo-chun Co., Ltd.		—	—	—	2,382	2,382
Chun-cheon Energy Co., Ltd.		—	8,234	—	—	8,234
POS-AUSTEM Suzhou Automotive Co., Ltd		—	5,827	—	(38)	5,789
	~~W~~	489,639	39,065	(51,381)	(28,253)	449,070

(*1)	During the year ended December 31, 2019, loans amounting to ~~W~~23,682 million have been converted to ordinary shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

(h)	For the six-month periods ended June 30, 2020 and 2019, details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2020		June 30, 2019
Short-term benefits	~~W~~	53,802	56,769
Long-term benefits		8,525	7,249
Retirement benefits		9,322	10,389

	~~W~~	71,649	74,407

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

35. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of June 30, 2020 are as follows:

(in millions of Won)				Guarantee limit		Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	Credit Agricole	USD	50,000,000	60,035	50,000,000	60,035
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	187,309	156,000,000	187,309
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	120,000,000	144,084	120,000,000	144,084
	POSCO COATED STEEL (THAILAND) CO., LTD.	SMBC and others	THB	5,501,000,000	213,879	5,501,000,000	213,879
	POSCO Maharashtra Steel Private Limited	ING and others	USD	83,784,000	100,599	83,784,000	100,599
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,621,306	862,114,318	1,035,142
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	175,936	131,874,750	158,342
POSCO INTERNATIONAL Corporation	Daewoo Global Development. Pte., Ltd	Export-Import Bank of Korea and others	USD	186,625,000	224,081	178,750,000	214,625
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB bank	USD	48,317,404	58,015	37,167,234	44,627
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Shinhan Bank and others	USD	11,000,000	13,208	11,000,000	13,208
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	148,168,985	177,907	146,062,714	175,378
	POSCO ASSAN TST STEEL INDUSTRY	ING	USD	14,652,750	17,594	14,652,750	17,594
	POSCO INTERNATIONAL AMERICA Corp.	Bank Mendes Gans	USD	50,000,000	60,035	38,291,323	45,977
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd..
	POSCO INTERNATIONAL MEXICO S.A. de C.V.
	POSCO INTERNATIONAL Japan Corp.
	POSCO INTERNATIONAL Malaysia SDN BHD
	POSCO INTERNATIONAL Deutschland GmbH
	POSCO INTERNATIONAL Italia S.R.L.
	Mykolaiv Milling Works PJSC.	Black Sea Trade and Development Bank	USD	26,144,680	31,392	26,144,680	31,392
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea and others	USD	47,000,000	56,433	47,000,000	56,433
	POSCO Engineering and Construction India Private Limited	Hana bank	INR	221,000,000	3,514	192,852,525	3,066
	Songdo Posco family Housing	Shinyoung securities	KRW	20,000	20,000	20,000	20,000
	JB CLARK HILLS	KOREA INVESTMENT&SECURITIES Co., Ltd.	KRW	60,000	60,000	55,000	55,000
	PT.POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	10,900,000	13,088	10,900,000	13,088
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	POSCO Asia Co., Ltd. and others	USD	160,000,000	192,112	153,305,000	184,073
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd. and others	USD	1,200,000	1,441	1,200,000	1,441
POSCO CHEMICAL CO., LTD	PT.Krakatau Posco Chemical Calcination	POSCO Asia Co., Ltd. and others	USD	15,200,000	18,251	12,000,000	14,408
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	16,794	13,986,947	16,794
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	232,816	96,985,535	116,451
POSCO Asia Co., Ltd.	POSCO America Corporation	SMBC	USD	70,000,000	84,049	70,000,000	84,049
[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	504,292	372,140,666	446,830
		BNDES	BRL	464,060,000	103,114	464,060,000	103,114
	LLP POSUK Titanium	SMBC	USD	13,500,000	16,209	13,500,000	16,209
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	62,109	46,000,000	62,109
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank	USD	8,225,000	9,876	7,875,000	9,456
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	386,000	386,000	386,000	386,000
	POHANG E&E Co., LTD	Heungkuk Life Insurance Co., Ltd.	KRW	71,930	71,930	62,008	62,008
	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	125,845	125,845	107,307	107,307
	Incheon-Gimpo Expressway Co, Ltd.	Kookmin Bank and others	KRW	311,468	311,468	289,379	289,379
	RPSD	Plan-up Sinsajeilcha Co., Ltd	KRW	45,000	45,000	37,000	37,000
	Metropolitan Outer Ring Expressway Co., ltd	Woori Bank and others	KRW	275,989	275,989	14,486	14,486
	Pureun Tongyeong Enviro Co., Ltd.	KDB Bank and others	KRW	22,714	22,714	15,542	15,542
	Pure Gimpo.Co.,Ltd	KDB Bank and others	KRW	44,740	44,740	31,946	31,946
	Clean Iksan Co.,Ltd	SAMSUNG FIRE & MARINE INSURANCE CO.,LTD	KRW	44,054	44,054	30,668	30,668
	NEXTRAIN Co., Ltd	Kookmin Bank and others	KRW	634,752	634,752	—	—
	Chun-cheon Energy Co., Ltd.	Kookmin Bank and others	KRW	149,200	149,200	145,300	145,300
POSCO ICT	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	76,000	76,000	76,000	76,000
	Hyochun Co., Ltd.	Kyobo Securities	KRW	39,575	39,575	39,575	39,575
	Incheon-Gimpo Expressway Co., Ltd.	KDB Bank	KRW	100,000	100,000	100,000	100,000
	Shinahn wind power generation	NH INVESTMENT & SECURITIES CO.,LTD. and others	KRW	17,860	17,860	17,860	17,860
	Western Inland highway CO., LTD.	Kookmin Bank and others	KRW	964,100	964,100	964,100	964,100
	Metropolitan Outer Ring Expressway Co., ltd	Woori Bank and others	KRW	193,700	193,700	193,700	193,700
POSCO CHEMICAL CO., LTD	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	1,140,000	1,369	506,667	608
POSCO(Suzhou) Automotive Processing Center Co.,Ltd.	POS-InfraAuto (Suzhou) Co., Ltd	Export-Import Bank of Korea and others	USD	769,500	924	769,500	924
[Others]
POSCO INTERNATIONAL Corporation	Sherritt International Corporation and others	Export-Import Bank of Korea	USD	21,818,182	26,197	3,019,552	3,626
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO.,LTD and others	Kookmin Bank and others	KRW	3,984,798	3,984,798	2,135,462	2,135,462
POSCO ICT	BLT Enterprise and others	Hana Bank and others	KRW	1,179,464	1,179,464	1,179,464	1,179,464
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	11,637,255	9,602	11,637,255	9,602
PT. Bio lnti Agrindo	KSU Mandob	Bank Muamalat	IDR	80,000,000,000	6,744	80,000,000,000	6,744

			USD	3,369,159,948	4,045,352	2,659,030,636	3,192,702
			KRW	8,747,189	8,747,189	5,900,797	5,900,797
			IDR	80,000,000,000	6,744	80,000,000,000	6,744
			INR	221,000,000	3,514	192,852,525	3,066
			THB	5,501,000,000	213,879	5,501,000,000	213,879
			EUR	46,000,000	62,109	46,000,000	62,109
			AUD	11,637,255	9,602	11,637,255	9,602
			BRL	464,060,000	103,114	464,060,000	103,114

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

(b)	Other commitments

Details of other commitments of the Company as of June 30, 2020 are as follows:

Company	Description
POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2020, 81 million tons of iron ore and 12 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO entered into consecutive voyage charter (CVC) contract for the transportation of raw materials. As of June 30, 2020, there are 39 vessels under CVC contracts and the average remaining contract period is about 9 years.

POSCO entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowings up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the project. POSCO is not liable for the repayment in full or part of borrowings if the project fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreement. As of June 30, 2020, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

POSCO provides a supplementary fund of up to ~~W~~9.8 billion to the Company’s subsidiary, Busan E&E Co., Ltd., at the request of creditors such as the Korea Development Bank.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of June 30, 2020, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantees of up to USD 2,481 million provided by financial institutions and uses USD 783 million with Woori Bank and others.

The Company is responsible for completion of 2 projects, including the development of Parc One in Yeouido-dong. As of June 30, 2020, the outstanding amount of loans related to the responsible payment arrangement is ~~W~~2,302 billion which may be assumed in the case of non-performance of developers. If the responsibility is not fulfilled, there are duties such as debt assumption and responsibility for lease.

POSCO ICT	As of June 30, 2020, in relation to contract enforcement, POSCO ICT was provided with ~~W~~89,473 million, ~~W~~2,882 million and ~~W~~305 million guaranties from Korea Software Financial Cooperative, Seoul Guarantee Insurance and Engineering Guarantee Insurance, respectively.

The Company is responsible for completion of 10 projects, including the construction of Bundang Center. As of June 30, 2020, the outstanding amount of developers’ borrowings amounting to ~~W~~737.2 billion. If the responsiblility is not fulfilled in which the Company provides payment guarantee.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

(c)	Litigation in progress

In March 2019, regarding the Songdo International City Development Project in Incheon, NSC Investment and TGC (the “applicant”), former partners of joint venture of POSCO ENGINEERING & CONSTRUCTION CO., LTD. (“POSCO E&C”), have applied to the International Chamber of Commerce of Singapore for arbitration in relation to the POSCO E&C’s alleged contract violation (approximately USD 2 billion). In addition, the applicant filed a confirmation suit with the New York Southern District Court in March 2019 against the fact that all claims listed in the above arbitration application must be settled by ICC arbitration. The claimants are seeking damages allegedly resulting from POSCO E&C’s purported wrongful seizure. As of June 30, 2020, the Company believes that the applicant’s claims are not legally valid and that the present obligation for the above arbitration event does not exist and therefore did not recognize a provision.

The Company is involved in 325 lawsuits aggregating to ~~W~~891.5 billion as defendant as of June 30, 2020, which arise from ordinary course of business such as claim for confirmation of employee status. The Company has recognized provisions amounting to ~~W~~46.8 billion for 94 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company believes that it does not have a present obligation as of June 30, 2020.

(d)	Other contingencies

Company	Description
POSCO	POSCO has provided 3 blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

POSCO INTERNATIONAL Corporation	As of June 30, 2020, POSCO INTERNATIONAL Corporation has provided 33 blank promissory notes and 17 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of June 30, 2020, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 29 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ~~W~~8,530,827 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of June 30, 2020, POSCO ICT has provided 6 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

36. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month periods ended June 30, 2020 and 2019 were as follows:

(in millions of Won)	June 30, 2020		June 30, 2019
Trade accounts and notes receivable	~~W~~	524,843	(310,248)
Other receivables		22,494	(197,582)
Inventories		1,260,868	(64,238)
Other current assets		(91,857)	82,503
Other non-current assets		(71,387)	(64,191)
Trade accounts and notes payable		(299,704)	(116,517)
Other payables		(75,977)	(50,573)
Other current liabilities		168,919	292,868
Provisions		(137,663)	(81,657)
Payments of severance benefits		(146,492)	(87,522)
Plan assets		48,328	45,377
Other non-current liabilities		3,130	(1,948)

	~~W~~	1,205,502	(553,728)

37. Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments - steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2019.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

(a)	Information about reportable segments for the six-month periods ended June 30, 2020 and 2019 were as follows:

1)	For the six-month period ended June 30, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	13,479,418	10,016,621	3,395,502	1,375,826	28,267,367
Internal revenues		7,383,579	6,437,084	527,600	1,316,242	15,664,505
Inter segment revenue		5,199,890	2,949,668	489,800	1,234,354	9,873,712
Total revenues		20,862,997	16,453,705	3,923,102	2,692,068	43,931,872
Segment profits		137,727	150,120	239,257	184,814	711,918

2)	For the six-month period ended June 30, 2019

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	16,254,629	11,202,364	3,250,562	1,628,018	32,335,573
Internal revenues		8,810,998	8,118,637	271,167	1,313,099	18,513,901
Inter segment revenue		6,083,008	4,353,673	238,116	1,248,146	11,922,943
Total revenues		25,065,627	19,321,001	3,521,729	2,941,117	50,849,474
Segment profits		1,154,554	162,877	33,084	167,428	1,517,943

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the six-month periods ended June 30, 2020 and 2019 were as follows:

(in millions of Won)	June 30, 2020		June 30, 2019
Total profit for reportable segments	~~W~~	711,918	1,517,943
Corporate fair value adjustments		(38,676)	(40,729)
Elimination of inter-segment profits		(133,716)	(17,351)
Income tax expense		255,023	657,559

Profit before income tax expense	~~W~~	794,549	2,117,422

38. Events after the Reporting Period

Pursuant to the resolution of the Board of Directors on August 7, 2020, the Company decided to pay interim cash dividends of ~~W~~500 per common share (total dividend: ~~W~~39.9 billion).

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2020

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of June 30, 2020, the condensed separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2020 and 2019, the condensed separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2020 and 2019, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditors’ review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

1

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2019, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 12, 2020, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2019, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

August 13, 2020

This report is effective as of August 13, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of June 30, 2020 and December 31, 2019

(Unaudited)

(in millions of Won)	Notes	June 30, 2020		December 31, 2019
Assets
Cash and cash equivalents	20	~~W~~	2,446,945	978,139
Trade accounts and notes receivable, net	4,14,20,25,32		3,142,894	3,987,041
Other receivables, net	5,20,32		380,258	321,352
Other short-term financial assets	6,20		9,727,533	7,858,979
Inventories	7,29		4,215,794	4,988,530
Assets held for sale	8		69,757	53,924
Other current assets	13		33,560	28,101

Total current assets			20,016,741	18,216,066

Long-term trade accounts and notes receivable, net	4,20		6,003	6,014
Other receivables, net	5,20		89,055	56,468
Other long-term financial assets	6,20		1,176,466	1,257,896
Investments in subsidiaries, associates and joint ventures	9		15,216,814	15,069,857
Investment property, net	10		156,378	158,077
Property, plant and equipment, net	11		20,187,097	20,132,199
Intangible assets, net	12		667,491	708,915
Other non-current assets	13		104,064	105,274

Total non-current assets			37,603,368	37,494,700

Total assets		~~W~~	57,620,109	55,710,766

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of June 30, 2020 and December 31, 2019

(Unaudited)

(in millions of Won)	Notes	June 30, 2020		December 31, 2019
Liabilities
Trade accounts and notes payable	20,32	~~W~~	855,533	667,551
Short-term borrowings and current installments of long-term borrowings	4,14,20		2,464,650	1,146,476
Other payables	15,20,32		1,015,323	1,113,003
Other short-term financial liabilities	16,20		7,556	10,969
Current income tax liabilities			221,791	237,293
Provisions	17		40,125	21,007
Other current liabilities	19,25		132,620	135,147

Total current liabilities			4,737,598	3,331,446

Long-term borrowings, excluding current installments	14,20		6,097,332	5,191,537
Other payables	15,20		234,005	222,802
Other long-term financial liabilities	16,20		36,411	46,925
Defined benefit liabilities, net	18		58,875	54,146
Deferred tax liabilities			1,003,013	1,190,553
Long-term provisions	17,33		49,573	53,942
Other non-current liabilities	19,25		540	5,230

Total non-current liabilities			7,479,749	6,765,135

Total liabilities			12,217,347	10,096,581

Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,252,220	1,252,220
Hybrid bonds	22		199,384	199,384
Reserves	23		(341,677)	(183,930)
Treasury shares	24		(1,573,126)	(1,508,303)
Retained earnings			45,383,558	45,372,411

Total equity			45,402,762	45,614,185

Total liabilities and equity		~~W~~	57,620,109	55,710,766

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2020 and 2019

(Unaudited)

(in millions of Won, except per share informations)		For the three-month periods ended June 30			For the six-month periods ended June 30
	Notes	2020		2019	2020	2019
Revenue	25,32	~~W~~	5,884,824	7,475,854	12,854,680	15,292,325
Cost of sales	7,29,32		(5,742,816)	(6,484,077)	(11,973,220)	(13,211,583)

Gross profit			142,008	991,777	881,460	2,080,742
Selling and administrative expenses	29,32
Reversal of (Impairment loss) on trade accounts and notes receivable			(5,231)	26	(4,967)	4,636
Other administrative expenses	26		(192,762)	(209,610)	(391,531)	(416,430)
Selling expenses	26		(52,490)	(57,895)	(135,326)	(112,183)

Operating profit (loss)			(108,475)	724,298	349,636	1,556,765

Finance income and costs	20,27
Finance income			110,535	281,485	784,852	575,194
Finance costs			(37,305)	(156,029)	(497,720)	(268,292)

Other non-operating income and expenses	32
Reversal of (impairment loss) on other receivables			169	(140)	(327)	(272)
Other non-operating income	28		81,598	35,915	105,723	56,840
Other non-operating expenses	28,29		(97,259)	(140,046)	(175,945)	(252,694)

Profit (loss) before income tax			(50,737)	745,483	566,219	1,667,541
Income tax income (expense)	30		57,383	(200,101)	(106,553)	(450,987)

Profit			6,646	545,382	459,666	1,216,555
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	18		2,627	(1,010)	(393)	(1,882)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,20,23		30,838	37,713	(160,650)	25,590
Total comprehensive income		~~W~~	40,111	582,085	298,623	1,240,263

Basic and diluted earnings per share (in Won)	31	~~W~~	62	6,787	5,700	15,144

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2020 and 2019

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2019	~~W~~	482,403	1,154,775	199,384	(207,191)	(1,532,728)	45,175,459	45,272,102
Comprehensive income:
Profit		—	—	—	—	—	1,216,555	1,216,555
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(1,882)	(1,882)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	31,592	—	(6,002)	25,590
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(400,006)	(400,006)
Interim dividends		—	—	—	—	—	(160,231)	(160,231)
Interest of hybrid bonds		—	—	—	—	—	(4,562)	(4,562)
Disposal of treasury shares		—	12,576	—	—	24,425	—	37,001
Business combination		—	408,490	—	—	—	—	408,490

Balance as of June 30, 2019	~~W~~	482,403	1,575,841	199,384	(175,599)	(1,508,303)	45,819,331	46,393,057

Balance as of January 1, 2020	~~W~~	482,403	1,252,220	199,384	(183,930)	(1,508,303)	45,372,411	45,614,185
Comprehensive income:
Profit		—	—	—	—	—	459,666	459,666
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(393)	(393)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(157,747)	—	(2,903)	(160,650)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)
Interim dividends		—	—	—	—	—	(120,174)	(120,174)
Interest of hybrid bonds		—	—	—	—	—	(4,587)	(4,587)
Acquisition of treasury shares		—	—	—	—	(64,823)	—	(64,823)

Balance as of June 30, 2020	~~W~~	482,403	1,252,220	199,384	(341,677)	(1,573,126)	45,383,558	45,402,762

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2020 and 2019

(Unaudited)

(in millions of Won)	Notes	June 30, 2020		June 30, 2019
Cash flows from operating activities
Profit		~~W~~	459,666	1,216,555
Adjustments for :
Expenses related to post-employment benefit			63,801	59,749
Depreciation			1,126,547	1,071,915
Amortization			50,851	38,426
Impairment loss (reversal of) on trade and other receivables			5,295	(4,364)
Finance income			(551,380)	(456,317)
Finance costs			360,312	177,194
Loss on valuation of inventories			40,802	1,442
Gain on disposal of property, plant and equipment			(6,054)	(14,685)
Loss on disposal of property, plant and equipment			94,234	38,537
Impairment losses on property, plant and equipment			22,687	161,496
Gain on disposal of Intangible assets			(131)	(1,011)
Gain on disposal of investments in subsidiaries, associates and joint venture			(21,907)	(1,194)
Impairment losses on investments in subsidiaries, associates and joint ventures			—	10,422
Gain on disposal of assets held for sale			(26,942)	(715)
Impairment loss on assets held for sale			8,945	1,794
Gain on disposal of emission rights			(24,566)	—
Gain on valuation of emission rights			—	(25,440)
Increase to provisions			38,674	1,053
Income tax expense			106,553	450,987
Others			(3,631)	(592)
Changes in operating assets and liabilities	34		1,572,924	(618,543)
Interest received			83,513	74,330
Interest paid			(106,974)	(81,228)
Dividends received			152,172	200,840
Income taxes paid			(247,633)	(755,923)

Net cash provided by operating activities		~~W~~	3,197,758	1,544,728

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2020 and 2019

(Unaudited)

(in millions of Won)	Notes	June 30, 2020		June 30, 2019
Cash flows from investing activities
Decrease in deposits		~~W~~	2,137,923	1,500,369
Proceeds from disposal of short-term financial instruments			16,810,440	14,496,900
Collection of short-term loans			807	—
Proceeds from disposal of current portion of debt security			235,068	3
Proceeds from disposal of equity securities			7,938	22,616
Proceeds from disposal of other securities			990	2,772
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			1,292	4,055
Proceeds from disposal of intangible assets			66,614	5,579
Proceeds from disposal of assets held for sale			161,422	—
Proceeds from business combination			—	2,171
Increase in deposits			(2,676,730)	(1,549,036)
Acquisition of short-term financial instruments			(17,649,928)	(13,719,309)
Increase in long-term loans			(14,852)	(613)
Acquisition of debt securities			(627,159)	(235,011)
Acquisition of other securities			(9,266)	(110)
Acquisition of investment in subsidiaries, associates and joint ventures			(194,275)	(41,798)
Acquisition of property, plant and equipment			(1,322,802)	(703,192)
Proceeds from disposal of property, plant and equipment			(49,934)	(6,886)
Acquisition of intangible assets			(68,813)	(79,223)

Net cash used in investing activities		~~W~~	(3,191,265)	(300,713)

Cash flows from financing activities
Proceeds from borrowings			2,433,096	300,000
Increase in long-term financial liabilities			209	2,975
Proceeds from disposals of derivatives			—	4,515
Receipt of government grants			540	—
Repayment of borrowings			(409,587)	(666,981)
Repayment of lease liabilities			(31,654)	(19,660)
Decrease in long-term financial liabilities			(284)	(1,357)
Payment of cash dividends			(440,648)	(560,255)
Acquisition of treasury shares			(64,823)	—
Payment of interest of hybrid bonds			(4,613)	(4,587)

Net cash provided by (used in) financing activities		~~W~~	1,482,236	(945,350)

Effect of exchange rate fluctuation on cash held			(19,923)	(1,443)
Net increase in cash and cash equivalents			1,468,806	297,222
Cash and cash equivalents at beginning of the period			978,139	259,219

Cash and cash equivalents at end of the period		~~W~~	2,446,945	556,441

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2020

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through six of its overseas liaison offices.

As of June 30, 2020, the shares of the Company are listed on the Korea Exchange, while its American Depository Receipts (ADRs) are listed on the New York Stock Exchange.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Companies, Etc. in the Republic of Korea.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2019. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

With the outbreak of COVID-19 pandemic, governments around the globe have implemented measures such as mandatory factory shutdown, shelter-in-place orders, border closure, and travel restrictions. The ultimate impact of COVID-19 pandemic on the Company’s operations is not yet known and will depend on future developments. The duration and significance of COVID-19 is highly uncertain and unpredictable, and the protective measures by the governments around the globe or the Company may lead to substantial business interruption and decrease in business scale. The financial impact of this cannot be reasonably estimated, but management expects the Company to be partially affected to the most areas where it operates. The extent and duration of COVID-19’s impact on the Company’s business cannot yet be reasonably estimated.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 –	unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 –	inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2019. The Company also expects to apply the accounting policies set out below for their annual reporting period ending December 31, 2020.

(a)	K-IFRS No. 1001 “Presentation of Financial Statements” and K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors”

The definition of materiality has been clarified, and K-IFRS No. 1001 “Presentation of Financial Statements” and K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” have been amended according to the clarified definition. In determining the materiality, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. The Company does not expect the effect of the amendments to the financial statements to be significant.

(b)	K-IFRS No. 1103 “Business Combinations”

The amendment clarifies the definition of business when it includes input and process together significantly contribute to ability to create output and requires a simplified assessment that result in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. The Company does not expect the effect of the amendment to the financial statements to be significant.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Current
Trade accounts and notes receivable	~~W~~	3,157,907	3,999,991
Less: Allowance for doubtful accounts		(15,013)	(12,950)

	~~W~~	3,142,894	3,987,041

Non-current
Trade accounts and notes receivable	~~W~~	9,516	9,530
Less: Present value discount		(2,501)	(2,501)
Less: Allowance for doubtful accounts		(1,012)	(1,015)

	~~W~~	6,003	6,014

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~113,188 million and ~~W~~167,021 million as of June 30, 2020 and December 31, 2019, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and is recognized as short-term borrowings from financial institutions.

5. Other Receivables

Other receivables as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Current
Loans	~~W~~	2,950	2,950
Other accounts receivable		312,290	279,093
Others		70,262	47,257
Less: Allowance for doubtful accounts		(5,244)	(7,948)

	~~W~~	380,258	321,352

Non-current
Loans	~~W~~	49,765	34,224
Long-term other accounts receivable		44,473	27,570
Others		4,017	3,555
Less: Allowance for doubtful accounts		(9,200)	(8,881)

	~~W~~	89,055	56,468

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

6. Other Financial Assets

(a) Other financial assets as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Current
Short-term derivative assets	~~W~~	109,943	15,603
Debt securities		686,479	290,559
Deposit instruments(*1)		1,833,331	1,294,525
Short-term financial instruments		7,097,780	6,258,292

	~~W~~	9,727,533	7,858,979

Non-current
Long-term derivative assets	~~W~~	187,985	64,072
Equity securities		918,561	1,128,641
Debt securities		5,348	9,177
Other securities		64,538	55,972
Deposit instruments(*2)		34	34

	~~W~~	1,176,466	1,257,896

(*1)	As of June 30, 2020 and December 31, 2019, ~~W~~5,689 million and ~~W~~4,524 million, respectively, are restricted in use in relation to government assigned projects.
(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

(b) Equity securities as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020							December 31, 2019
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Listed equity securities
Nippon Steel Corporation	15,698,500	1.65	~~W~~	473,962	177,568	(296,394)	177,568	276,133
KB Financial group Inc.	3,863,520	0.93		178,839	131,167	(47,672)	131,167	184,097
Woori Financial Group Inc.	20,280,000	2.81		244,447	178,667	(65,780)	178,667	235,248
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	11,343	2,413	11,343	17,214
DONGKUK INDUSTRIES COMPANY	2,611,989	4.82		11,911	6,634	(5,277)	6,634	6,778
DONGKUK STEEL MILL CO., LTD	—	—		—	—	—	—	8,571
Others (7 companies)				55,759	30,802	(24,957)	30,802	34,157

				973,848	536,181	(437,667)	536,181	762,198

Unlisted equity securities
Congonhas Minerios S.A.	3,658,394	2.02		221,535	292,453	70,918	292,453	292,453
POSCO PLANTEC CO., LTD(*1)	18,337,912	10.99		19,437	19,437	—	19,437	—
Korea Nickel CO.LTD	75,600	14.00		10,194	10,194	—	10,194	10,194
Poongsan Special Metal Corp.	315,790	5.00		7,657	7,657	—	7,657	7,657
HANKUM.CO.LTD	21,000	4.99		4,599	4,599	—	4,599	4,599
Core-Industry Co., Ltd.	490,000	19.84		4,214	4,214	—	4,214	4,214
AJUSTEEL CO.,LTD	17,000	4.36		4,165	4,165	—	4,165	4,165
Others (28 companies)				144,191	39,661	(104,530)	39,661	43,161

				415,992	382,380	(33,612)	382,380	366,443

			~~W~~	1,389,840	918,561	(471,279)	918,561	1,128,641

(*1)	Fair value is based on an analysis performed by an external professional evaluation agency.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

7. Inventories

Inventories as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Finished goods	~~W~~	869,670	868,012
Semi-finished goods		1,116,624	1,474,153
By-products		12,478	10,763
Raw materials		1,166,238	1,139,517
Fuel and materials		539,754	646,396
Materials-in-transit		551,200	856,706
Others		632	660

		4,256,596	4,996,207
Less: Allowance for inventories valuation		(40,802)	(7,677)

	~~W~~	4,215,794	4,988,530

The amount of loss on valuation of inventories recognized in cost of sales during the six-month period ended June 30, 2020 and the year ended December 31, 2019 were ~~W~~40,802 million and ~~W~~7,677 million, respectively.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

8. Assets Held for Sale

Assets held for sale as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Assets
Investments in subsidiaries(*1,2)	~~W~~	37,240	17,603
Property, plant and equipment(*3,4)		31,705	36,321
Intangible assets		812	—

	~~W~~	69,757	53,924

(*1)

The Company determined to dispose its partial interest in POSCO Thainox Public Company Limited, a subsidiary of the Company, and classified the investment as assets held for sale. During the six-month period ended June 30, 2020, the Company recognized ~~W~~3,915 million of impairment loss for the difference between book value and net fair value of the interest, and completed the disposal for part of it.

(*2)

During the six-month period ended June 30, 2020, the Company classified its investment in POSCO Family Strategy Fund, a subsidiary of the Company, as assets held for sale, since it is to be dissolved at its maturity.

(*3)

During the year ended December 31, 2019, the Company decided to dispose individual assets for which use was discontinued, such as CEM Plants, and classified the assets as held for sale. During the six-month period ended June 30, 2020, the Company recognized ~~W~~5,030 million of impairment loss for the difference between the fair value less costs to sell and the carrying amount of the assets.

(*4)

During the year ended December 31, 2019, the Company completed the disposal of all assets, liabilities and rights other than LNG tanks under construction, which were to be disposed of, related to a LNG terminal business of the Company to POSCO ENERGY CO., LTD. The construction and disposal were completed during the six-month period ended June 30, 2020 and the Company recognized ~~W~~26,633 million of gain on disposal for the difference between the carrying amount and the sale price.

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

9. Investments in Subsidiaries, Associates and Joint ventures

(a) Details of subsidiaries and their carrying amounts as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)			June 30, 2020			December 31, 2019
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO INTERNATIONAL Corporation	Korea	Trading	62.91	~~W~~	3,383,745	3,383,745
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation	89.02		658,176	658,176
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	56.87		108,421	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMICAL CO., LTD	Korea	Refractory manufacturing and sales	61.26		207,631	207,631
POSCO O&M Co., Ltd(*1)	Korea	Business facility maintenance	47.17		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*1)	Korea	Packing materials manufacturing and sales	48.85		107,278	107,278
POSCO Family Strategy Fund(*2)	Korea	Investment in venture companies	69.91		—	29,596
Busan E&E Co,. Ltd.(*3)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (10 companies)					117,393	117,393

					5,875,250	5,904,846

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		707,509	707,509
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		642,434	640,720
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,569	722,569
POSCO Canada Ltd.	Canada	Coal mine development	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO Thainox Public Company Limited	Thailand	Stainless steel manufacturing and sales	84.29		212,339	212,339
POSCO-China Holding Corp.	China	Investment management	100.00		593,841	593,841
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		75,567	75,567
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	83.28		180,072	180,072
POSCO America Corporation	USA	Steel trading	99.45		192,156	192,156
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	83.64		52,936	52,936
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.	Hong Kong	Steel and raw material trading	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		92,800	92,800
POSCO JAPAN Co., Ltd.	Japan	Steel trading	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO Argentina S.A.U.	Argentina	Mineral exploration, manufacturing and sale	100.00		370,250	370,250
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (Formerly, POSCO SS VINA JOINT STOCK COMPANY)(*4)	Vietnam	Steel manufacturing and sales	51.00		130,526	—
Others (28 companies)(*5)					510,080	485,668

					6,495,561	6,338,909

				~~W~~	12,370,811	12,243,755

(*1)

The Company classified POSCO M-TECH and POSCO O&M Co., Ltd. as the investments in subsidiaries, considering additional facts and circumstances, such as the relative size of the voting rights held by the Company and the degree of distribution of other shareholders, although the Company holds less than half of the voting rights of POSCO M-TECH and POSCO O&M Co., Ltd.

(*2)

During the six-month period ended June 30, 2020, the Company classified its investment in POSCO Family Strategy Fund, a subsidiary of the Company, as assets held for sale, since it is to be dissolved at its maturity.

(*3)	As of June 30, 2020 and December 31, 2019, the investments in a subsidiary amounting to ~~W~~30,148 million were provided as collateral in relation to the loan agreement of Busan E&E Co., Ltd.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

(*4)

During the six-month period ended June 30, 2020, POSCO SS VINA JOINT STOCK COMPANY changed its name to POSCO YAMATO VINA STEEL JOINT STOCK COMPANY. The Company sold 49% of POSCO YAMATO VINA STEEL JOINT STOCK COMPANY and invested ~~W~~130,526 million in cash.

(*5)	During the six-month period ended June 30, 2020, the Company sold the investment in POSCO China Dalian Plate Processing Center Co., Ltd., a subsidiary.

(b) Details of associates and their carrying amounts as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)			June 30, 2020			December 31, 2019
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Korea	Investment in mines	31.64	~~W~~	169,316	169,316
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
QSONE Co.,Ltd.	Korea	Real estate rental business	50.00		85,550	85,550
Others (6 companies)(*1)					21,177	22,468

					376,698	377,989

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
9404-5515 Quebec Inc. (Formerly, 7623704 Canada Inc.)(*2)	Canada	Investment in mines	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (6 companies)					39,692	39,590

					364,233	364,131

				~~W~~	740,931	742,120

(*1)

During the six-month period ended June 30, 2020, the investment in POSCO PLANTEC Co., Ltd., an associate, was reclassified from associates to equity securities as the paid-in capital increase of POSCO PLANTEC Co., Ltd. reduced the company’s ownership percentage to less than 20%, resulting in a loss of significant influence over the investee.

(*2)

As of June 30, 2020, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering its structure of the Board of Directors and others. During the six-month period ended June 30, 2020, 7623704 Canada Inc. changed its name to 9404-5515 Quebec Inc.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

(c) Details of joint ventures and their carrying amounts as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)			June 30, 2020			December 31, 2019
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		343,553	322,463
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
Others (3 companies)					72,484	72,484

				~~W~~	2,105,072	2,083,982

(*1)

As of June 30, 2020 and December 31, 2019, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to loans from project financing of Roy Hill Holdings Pty Ltd.

10. Investment Property, Net

Changes in the carrying amount of investment property for the six-month period ended June 30, 2020 and the year ended December 31, 2019 were as follows:

(a) For the six-month period ended June 30, 2020

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	91,738	—	232	91,970
Buildings		57,228	(2,033)	388	55,583
Structures		9,111	(305)	19	8,825

	~~W~~	158,077	(2,338)	639	156,378

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b) For the year ended December 31, 2019

(in millions of Won)	Beginning		Business Combination(*1)	Depreciation(*2)	Transfer(*3)	Ending
Land	~~W~~	44,637	41,195	—	5,906	91,738
Buildings		54,277	25	(4,070)	6,996	57,228
Structures		9,301	—	(620)	430	9,111

	~~W~~	108,215	41,220	(4,690)	13,332	158,077

(*1)	These increases were due to business combination with POSCO Processing & Service.
(*2)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*3)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2020 and the year ended December 31, 2019 were as follows:

(a) For the six-month period ended June 30, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,398,081	—	(6)	—	—	(231)	1,397,844
Buildings		2,100,503	2,228	(1,927)	(103,267)	(268)	107,227	2,104,496
Structures		2,030,853	1,443	(1,276)	(85,825)	(860)	18,284	1,962,619
Machinery and equipment		12,602,435	18,329	(9,257)	(890,670)	(9,057)	704,439	12,416,219
Vehicles		9,951	956	(3)	(3,250)	—	3,237	10,891
Tools		27,288	694	—	(6,042)	—	3,047	24,987
Furniture and fixtures		38,329	1,182	—	(5,608)	—	5,543	39,446
Lease assets		262,368	—	—	(29,547)	—	109,986	342,807
Construction-in-progress		1,662,391	1,251,944	(3,951)	—	(12,502)	(1,010,094)	1,887,788

	~~W~~	20,132,199	1,276,776	(16,420)	(1,124,209)	(22,687)	(58,562)	20,187,097

(*1)

The Company estimated recoverable amount for individual assets that ceased operations due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value and recognized impairment loss since recoverable amounts are less than their carrying amounts as of June 30, 2020. In addition, during the six-month period ended June 30, 2020, the Company recognized impairment loss on certain assets due to damage from fire.

(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, assets transferred to assets held for sale, and others.

(b) For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	business combination(*5)	Disposals	Depreciation	Impairment(*1)	Others(*2,4)	Ending
Land	~~W~~	1,458,632	—	—	(1,805)	—	—	(58,746)	1,398,081
Buildings		2,199,429	7,157	67,751	(7,706)	(202,171)	(25,869)	61,912	2,100,503
Structures		2,244,099	10,777	39,783	(3,125)	(173,181)	(9,585)	(77,915)	2,030,853
Machinery and equipment		12,911,467	92,136	696,204	(21,616)	(1,717,864)	(176,295)	818,403	12,602,435
Vehicles		7,340	747	40	—	(6,244)	—	8,068	9,951
Tools		23,864	5,348	138	(24)	(11,499)	—	9,461	27,288
Furniture and fixtures		36,287	4,781	94	(9)	(9,805)	(137)	7,118	38,329
Lease assets(*3)		142,801	27,376	—	—	(34,669)	—	126,860	262,368
Construction-in-progress		1,130,415	1,838,490	696	—	—	(10,150)	(1,297,060)	1,662,391

	~~W~~	20,154,334	1,986,812	804,706	(34,285)	(2,155,433)	(222,036)	(401,899)	20,132,199

(*1)

The Company estimated recoverable amount for individual assets related to CEM and Fe-Si factories, etc. that ceased operations due to the disposal plan and others using fair value less costs to sell based on the appraisal value or scrap value and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2019.

(*2)

During the year ended December 31, 2019, the Company decided to sell the rights related to the operation of LNG Terminal to POSCO ENERGY CO., LTD. and reclassified to assets held for sale and liabilities directly associated with the assets held for sale. As of December 31, 2019, the Company recognized ~~W~~28,626 million of gain on disposal for the difference between the carrying amount and the sale price.

(*3)	Right-of-use assets of ~~W~~128,610 million recognized on the date of initial application (January 1, 2019) of the K-IFRS No. 1116 “Leases” are included in other changes.
(*4)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, assets transferred to assets held for sale, and others.

(*5)	This has increased due to the business combination between the company and POSCO ENERGY’s by-product power generation business.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

(c) Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

①	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the six-month period ended June 30, 2020 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Buildings	~~W~~	71,921	—	(3,231)	—	68,690
Structures		64,434	—	(2,607)	—	61,827
Machinery and equipment		60,198	—	(2,750)	—	57,448
Vehicles		6,755	—	(250)	—	6,505
Ships		24,082	111,537	(13,826)	—	121,793
Furniture and fixtures		34,978	—	(6,883)	(1,551)	26,544

	~~W~~	262,368	111,537	(29,547)	(1,551)	342,807

②	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the year ended December 31, 2019, were as follows.

(in millions of Won)	The date of initial application (January 1, 2019)		Acquisitions	Depreciation	Others	Ending
Buildings	~~W~~	78,384	—	(6,463)	—	71,921
Structures		53,761	13,502	(2,829)	—	64,434
Machinery and equipment		65,698	—	(5,500)	—	60,198
Vehicles		7,256	—	(501)	—	6,755
Ships		26,499	—	(2,417)	—	24,082
Furniture and fixtures		39,813	13,874	(16,959)	(1,750)	34,978

	~~W~~	271,411	27,376	(34,669)	(1,750)	262,368

2) Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for the three-month and the six-month periods ended June 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
	2020		2019	2020	2019
Interest on lease liabilities	~~W~~	2,399	2,196	5,057	4,461
Expenses related to short-term leases		884	1,014	1,890	1,937
Expenses related to leases of low-value assets		1,574	1,323	3,389	2,727

	~~W~~	4,857	4,533	10,336	9,125

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the six-month period ended June 30, 2020 and the year ended December 31, 2019 were as follows:

(a) For the six-month period ended June 30, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Transfer(*2)	Ending
Intellectual property rights	~~W~~	24,545	—	(1,360)	(2,984)	3,486	23,687
Membership(*1)		82,657	—	(345)	—	—	82,312
Development expense		86,023	102	—	(22,503)	10,982	74,604
Port facilities usage rights		278,072	—	—	(22,571)	—	255,501
Construction-in-progress		137,273	50,381	—	—	(13,160)	174,494
Other intangible assets		100,345	19,725	(61,302)	(2,793)	918	56,893

	~~W~~	708,915	70,208	(63,007)	(50,851)	2,226	667,491

(*1)	Economic useful life of memberships is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

(b) For the year ended December 31, 2019

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Transfer(*2)	Ending
Intellectual property rights	~~W~~	24,377	—	(1,270)	(5,678)	7,116	24,545
Membership(*1)		73,183	9,204	(6)	—	276	82,657
Development expense		91,758	2,205	—	(41,793)	33,853	86,023
Port facilities usage rights		305,710	—	(4,674)	(22,964)	—	278,072
Construction-in-progress		58,561	114,638	—	—	(35,926)	137,273
Other intangible assets		91,633	615	(4,568)	(6,755)	19,420	100,345

	~~W~~	645,222	126,662	(10,518)	(77,190)	24,739	708,915

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

13. Other Assets

Other assets as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Current
Advance payments	~~W~~	9,901	6,252
Prepaid expenses		23,659	21,849

	~~W~~	33,560	28,101

Non-current
Long-term prepaid expenses	~~W~~	4,735	5,088
Others(*1)		99,329	100,186

	~~W~~	104,064	105,274

(*1)

As of June 30, 2020 and December 31, 2019, the Company recognized tax assets amounting to ~~W~~96,312 million and ~~W~~97,185 million, respectively, based on the Company’s best estimate of the income tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

14. Borrowings

(a) Borrowings as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Short-term borrowings
Short-term borrowings	~~W~~	465,153	167,021
Current portion of debentures		2,000,980	980,460
Less: Current portion of discount on debentures issued		(1,483)	(1,005)

	~~W~~	2,464,650	1,146,476

Long-term borrowings
Long-term borrowings	~~W~~	1,225	1,181
Debentures		6,132,211	5,216,681
Less: Discount on debentures issued		(36,104)	(26,325)

	~~W~~	6,097,332	5,191,537

(b) Short-term borrowings as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30 , 2020		December 31, 2019
Transfers of account receivables that do not qualify for derecognition	—	—	—	—	~~W~~	113,188	167,021
Borrowings in Foreign Trade	MUFG and others	2020.05.19~ 2020.06.23	2020.08.17~ 2020.09.18	0.84~1.99		351,965	—

					~~W~~	465,153	167,021

(c) Current portion of long-term borrowings as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30 , 2020		December 31, 2019
Debentures	Domestic debentures 306-2 and other	2013.10.04~ 2016.05.03	2020.10.04~ 2021.05.03	1.88~3.50	~~W~~	319,896	169,930
Foreign debentures	Global debentures 2 and other	2010.10.28~ 2011.04.14	2020.10.28~ 2021.04.14	4.25~5.25		1,679,601	809,525

					~~W~~	1,999,497	979,455

(d) Long-term borrowings excluding current portion, as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual Interest rate (%)	June 30, 2020		December 31, 2019
Foreign borrowings	KOREA ENERGY AGENCY	2007.12.27~ 2008.12.29	2022.12.29	3 year Government bond	~~W~~	1,225	1,181
Debentures	Domestic debentures 304-2 and others	2011.11.28~ 2019.10.16	2021.07.05~ 2029.10.16	1.56~4.12		2,355,147	2,504,194
Foreign debentures	Japan Yen private bond and others	2011.12.22~ 2020.01.17	2021.12.22~ 2025.01.17	0.50~4.00		3,740,960	2,686,162

					~~W~~	6,097,332	5,191,537

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

15. Other Payables

Other payables as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Current
Accounts payable	~~W~~	461,508	630,162
Accrued expenses		432,256	432,835
Dividend payable		2,259	2,296
Lease liabilities		108,874	40,463
Withholdings		10,426	7,247

	~~W~~	1,015,323	1,113,003

Non-current
Long-term accrued expenses	~~W~~	43	842
Lease liabilities		230,239	216,508
Long-term withholdings		3,723	5,452

	~~W~~	234,005	222,802

16. Other Financial Liabilities

Other financial liabilities as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Current
Financial guarantee liabilities	~~W~~	7,556	10,969
Non-current
Derivative liabilities	~~W~~	—	8,285
Financial guarantee liabilities		36,411	38,640

	~~W~~	36,411	46,925

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

17. Provisions

(a) Provisions as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020			December 31, 2019
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1,2)	~~W~~	12,621	27,845	14,020	35,816
Provision for restoration(*3)		4,902	15,087	6,783	15,942
Provision for legal contingencies and claims(*4)		—	2,052	204	2,184
Provision for product warranties(*5)		22,602	4,589	—	—

	~~W~~	40,125	49,573	21,007	53,942

(*1)	Represents the provision for bonuses limited to 33%~67% of annual salaries for executives.
(*2)	The Company estimated the present value of estimated future cash payments about the long-term service reward, based on actuarial measurement.
(*3)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery as provisions for restoration as of June 30, 2020. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available currently to restore the land to its original condition. In addition, the Company has applied discount rates of 1.45%~1.60% to assess present value of these costs.

(*4)	The Company has recognized provisions for certain litigations and other contingencies as of June 30, 2020.
(*5)	As of June 30, 2020, the Company recognized the expected claim cost to be charged as a provision.

(b) Changes in provisions for the six-month period ended June 30, 2020 and the year ended December 31, 2019 were as follows:

1) For the six-month period ended June 30, 2020

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	49,836	8,373	—	(17,743)	40,466
Provision for restoration		22,725	221	(340)	(2,617)	19,989
Provision for legal contingencies and claims		2,388	424	(709)	(51)	2,052
Provision for product warranties		—	39,077	—	(11,886)	27,191

	~~W~~	74,949	48,095	(1,049)	(32,297)	89,698

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

2) For the year ended December 31, 2019

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Transfer	Ending
Provision for bonus payments	~~W~~	36,749	23,523	—	(18,038)	7,602	49,836
Provision for restoration		29,703	549	(277)	(7,250)	—	22,725
Provision for legal contingencies and claims		46,432	538	(11,207)	(33,375)	—	2,388

	~~W~~	112,884	24,610	(11,484)	(58,663)	7,602	74,949

18. Employee Benefits

(a) Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and the six-month periods ended June 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
	2020		2019	2020	2019
Expenses related to post-employment benefit plans under defined contribution plans	~~W~~	8,710	8,515	18,907	17,621

(b) Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Present value of funded obligations	~~W~~	1,424,326	1,435,942
Fair value of plan assets		(1,365,451)	(1,381,796)

Net defined benefit liabilities	~~W~~	58,875	54,146

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2020 and the year ended December 31, 2019 were as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Defined benefit obligation at the beginning of period	~~W~~	1,435,942	1,265,675
Current service costs		63,559	119,957
Interest costs		13,856	31,567
Remeasurement(*1)		—	104,442
Business combination		—	317
Reclassification to liabilities directly associated with the assets held for sale		—	(1,448)
Benefits paid		(89,031)	(84,568)

Defined benefit obligation at the end of period	~~W~~	1,424,326	1,435,942

(*1)	The Company does not remeasure the defined benefit plans for the purpose of interim reporting.

3)	Changes in the fair value of plan assets for the six-month period ended June 30, 2020 and the year ended December 31, 2019 were as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Fair value of plan assets at the beginning of period	~~W~~	1,381,796	1,264,812
Interest on plan assets		13,614	32,347
Remeasurement of plan assets		(542)	(6,668)
Contributions to plan assets		61,585	161,500
Business combination		—	670
Reclassification to liabilities directly associated with the assets held for sale		—	(1,448)
Benefits paid		(91,002)	(69,417)

Fair value of plan assets at the end of period	~~W~~	1,365,451	1,381,796

4)	The amounts recognized in the statements of comprehensive income for the three-month and the six-month periods ended June 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
	2020		2019	2020	2019
Current service costs	~~W~~	31,355	28,775	63,559	60,139
Net interest costs		121	(195)	242	(390)

	~~W~~	31,476	28,580	63,801	59,749

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

19. Other Liabilities

Other liabilities as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Current
Advances received	~~W~~	5,493	5,112
Withholdings		108,777	106,474
Unearned revenue		18,350	23,561

	~~W~~	132,620	135,147

Non-current
Unearned revenue	~~W~~	540	5,230

20. Financial Instruments

(a) Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of June 30, 2020 and December 31, 2019 are as follows:

①	June 30, 2020

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	297,928	—	297,928	—	297,928
Short-term financial instruments		7,097,780	—	7,097,780	—	7,097,780
Debt securities		8,050	—	—	8,050	8,050
Other securities		64,538	—	—	64,538	64,538
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		918,561	536,181	—	382,380	918,561
Debt securities		1,648	—	—	1,648	1,648
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		2,446,945	—	—	—	—
Trade accounts and notes receivable		3,144,814	—	—	—	—
Debt securities		682,129	—	—	—	—
Other receivables		316,419	—	—	—	—
Deposit instruments		1,833,365	—	—	—	—

	~~W~~	16,814,177	536,181	7,395,708	458,616	8,390,505

Financial liabilities
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable	~~W~~	855,533	—	—	—	—
Borrowings		8,561,982	—	8,807,627	—	8,807,627
Financial guarantee liabilities		43,967	—	—	—	—
Others		1,177,012	—	—	—	—

	~~W~~	10,638,494	—	8,807,627	—	8,807,627

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

②	December 31, 2019

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	79,675	—	79,675	—	79,675
Short-term financial instruments		6,258,292	—	6,258,292	—	6,258,292
Debt securities		8,050	—	—	8,050	8,050
Other securities		55,972	—	—	55,972	55,972
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		1,128,641	762,198	—	366,443	1,128,641
Debt securities		1,686	—	—	1,686	1,686
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		978,139	—	—	—	—
Trade accounts and notes receivable		3,983,573	—	—	—	—
Debt securities		290,000	—	—	—	—
Other receivables		202,819	—	—	—	—
Deposit instruments		1,294,559	—	—	—	—

	~~W~~	14,283,406	762,198	6,337,967	434,151	7,534,316

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	8,285	—	8,285	—	8,285
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		667,551	—	—	—	—
Borrowings		6,338,012	—	6,525,464	—	6,525,464
Financial guarantee liabilities		49,609	—	—	—	—
Others		1,325,336	—	—	—	—

	~~W~~	8,388,793	—	6,533,749	—	6,533,749

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of June 30, 2020. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO Maharashtra	SCB	USD	33,784,000	40,564	33,784,000	40,564
Steel Private Limited	ING	USD	50,000,000	60,035	50,000,000	60,035
POSCO ASSAN TST	SMBC	USD	62,527,500	75,077	56,274,750	67,569
STEEL INDUSTRY	ING	USD	60,000,000	72,042	54,000,000	64,838
	BNP	USD	24,000,000	28,817	21,600,000	25,935
POSCO Asia Co., Ltd.	Credit Agricole	USD	50,000,000	60,035	50,000,000	60,035
POSCO MEXICO S.A. DE C.V	CITI BANAMEX	USD	30,000,000	36,021	30,000,000	36,021
	BOA	USD	30,000,000	36,021	30,000,000	36,021
	SMBC	USD	20,000,000	24,014	20,000,000	24,014
	MIZUHO	USD	20,000,000	24,014	20,000,000	24,014
	ANZ	USD	20,000,000	24,014	20,000,000	24,014
POSCO-VIETNAM Co., Ltd.	SMBC	USD	50,000,000	60,035	50,000,000	60,035
	Credit Agricole	USD	40,000,000	48,028	40,000,000	48,028
	BTMU	USD	26,000,000	31,218	26,000,000	31,218
	Citi	USD	20,000,000	24,014	20,000,000	24,014
	MIZUHO	USD	20,000,000	24,014	20,000,000	24,014
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	680,797	363,264,797	436,172
	SMBC	USD	140,000,000	168,098	89,832,217	107,862
	BTMU	USD	119,000,000	142,883	75,125,217	90,203
	MIZUHO	USD	105,000,000	126,074	66,286,957	79,591
	SCB	USD	107,800,000	129,435	69,504,217	83,454
	Credit Suisse AG	USD	91,000,000	109,264	57,448,696	68,979
	HSBC	USD	91,000,000	109,264	57,448,696	68,979
	ANZ	USD	73,500,000	88,251	47,850,478	57,454
	BOA	USD	35,000,000	42,025	22,095,652	26,530
	The Tokyo Star Bank, Ltd	USD	21,000,000	25,215	13,257,391	15,918
POSCO COATED STEEL	Citi	THB	801,000,000	31,143	801,000,000	31,143
(THAILAND) CO., LTD.	ANZ	THB	1,175,000,000	45,684	1,175,000,000	45,684
	MUFG	THB	1,175,000,000	45,684	1,175,000,000	45,684
	SC	THB	1,175,000,000	45,684	1,175,000,000	45,684
	SMBC	THB	1,175,000,000	45,684	1,175,000,000	45,684
Associates
LLP POSUK Titanium	SMBC	USD	13,500,000	16,209	13,500,000	16,209
Nickel Mining Company SAS	SMBC	EUR	46,000,000	62,109	46,000,000	62,109
Joint ventures
CSP - Compania	Export-Import Bank of Korea	USD	182,000,000	218,527	162,772,945	195,441
Siderurgica do Pecem	Santander	USD	47,600,000	57,153	41,873,544	50,278
	BNP	USD	47,600,000	57,153	41,873,544	50,278
	MIZUHO	USD	47,600,000	57,153	41,873,544	50,278
	Credit Agricole	USD	20,000,000	24,014	17,593,933	21,125
	SOCIETE GENERALE	USD	20,000,000	24,014	17,593,933	21,125
	KfW	USD	20,000,000	24,014	17,593,933	21,125
	BBVA Seoul	USD	17,600,000	21,132	15,482,645	18,590
	ING	USD	17,600,000	21,132	15,482,645	18,590
	BNDES	BRL	464,060,000	103,114	464,060,000	103,114

		USD	2,340,111,500	2,809,770	1,789,413,734	2,148,550
		EUR	46,000,000	62,109	46,000,000	62,109
		THB	5,501,000,000	213,879	5,501,000,000	213,879
		BRL	464,060,000	103,114	464,060,000	103,114

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

3)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2020 and 2019 were as follows:

①	For the six -month period ended June 30, 2020

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total
Financial assets at fair value through profit or loss	~~W~~	77,159	—	—	485	223,151	—	300,795	—
Financial assets at fair value through other comprehensive income		—	24,483	—	—	—	—	24,483	(160,650)
Financial assets measured at amortized cost		24,207	—	94,915	—	—	—	119,122	—
Financial liabilities at fair value through profit or loss		—	—	—	447	13,977	—	14,424	—
Financial liabilities measured at amortized cost		(113,808)	—	(217,448)	—	—	11,840	(319,416)	—

	~~W~~	(12,442)	24,483	(122,533)	932	237,128	11,840	139,408	(160,650)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~147,724 million for the six -month period ended June 30, 2020.

②	For the six -month period ended June 30, 2019

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total
Financial assets at fair value through profit or loss	~~W~~	64,673	—	—	461	68,545	—	133,679	—
Financial assets at fair value through other comprehensive income		—	41,088	—	—	—	—	41,088	25,590
Financial assets measured at amortized cost		16,948	—	84,249	—	—	—	101,197	—
Financial liabilities at fair value through profit or loss		—	—	—	19	34,744	—	34,763	—
Financial liabilities measured at amortized cost		(73,589)	—	(122,843)	—	—	4,666	(191,766)	—

	~~W~~	8,032	41,088	(38,594)	480	103,289	4,666	118,961	25,590

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~187,941 million for the six -month period ended June 30, 2019.

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2020 and 2019 were as follows:

①	For the three-month period ended June 30, 2020

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	38,444	—	—	289	(29,542)	—	9,191	—
Financial assets at fair value through other comprehensive income		—	237	—	—	—	—	237	30,838
Financial assets measured at amortized cost		13,798	—	(46,814)	—	—	—	(33,016)	—
Financial liabilities at fair value through profit or loss		—	—	—	422	2,435	—	2,857	—
Financial liabilities measured at amortized cost		(56,712)	—	108,704	—	—	3,903	55,895	—

	~~W~~	(4,470)	237	61,890	711	(27,107)	3,903	35,164	30,838

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~38,066 million for the three-month period ended June 30, 2020.

②	For the three-month period ended June 30, 2019

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	31,220	—	—	461	17,190	—	48,871	—
Financial assets at fair value through other comprehensive income		—	13,301	—	—	—	—	13,301	37,713
Financial assets measured at amortized cost		9,415		33,449	—	—	—	42,864	—
Financial liabilities at fair value through profit or loss		—	—	—	—	31,109	—	31,109	—
Financial liabilities measured at amortized cost		(36,677)	—	(64,875)	—	—	2,356	(99,196)	—

	~~W~~	3,958	13,301	(31,426)	461	48,299	2,356	36,949	37,713

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~88,506 million for the three-month period ended June 30, 2019.

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2019.

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

21. Share Capital and Capital Surplus

(a) Share capital as of June 30, 2020 and December 31, 2019 are as follows:

(in Won, except share information)	June 30, 2020		December 31, 2019
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Share capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2020, the total number of ADRs of 30,935,880 outstanding in overseas stock market is equivalent to 7,733,970 shares of common stock.
(*2)	As of June 30, 2020, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b) Capital surplus as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		796,623	796,623
Loss on disposal of hybrid bonds		(1,787)	(1,787)
Loss from merger		(6,441)	(6,441)

	~~W~~	1,252,220	1,252,220

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of Interest (%)	June 30, 2020		December 31, 2019
Hybrid bond 1-2(*1)	6/13/2013	6/13/2043	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

(*1)	Details of hybrid bonds as of June 30, 2020 are as follows:

Hybrid bond 1-2
Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-06-12 : 4.60%

Reset every 10 years as follows;

•  After 10 years : return on government bond of the Republic of Korea (10 years) + 1.40%

•  After 10 years : additionally + 0.25% according to Step-up clauses

•  After 30 years : additionally + 0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common shareholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of June 30, 2020 amounts to ~~W~~454 million.

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

23. Reserves

Reserves as of June 30, 2020 and December 31, 2019 were as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(341,677)	(183,930)

24. Treasury Shares

During the six-month period ended June 30, 2020, the Company entered into a trust contract of acquiring treasury shares following approval of the Board of Directors. The amount committed to purchase treasury shares by this trust contract is ~~W~~1,000 billion, and the contract period is from April 13, 2020 to April 12, 2021. The number of treasury shares acquired according to the contract is 358,953 during the six-month period ended June 30, 2020.

As of June 30, 2020, the Company holds 7,430,147 treasury shares for share price stabilization and other purposes in accordance with the Board of Director’s resolution.

25. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2020		2019	2020	2019
Types of revenue
Sales of steel product	~~W~~	5,683,303	7,221,131	12,422,165	14,771,099
Transportation services		161,641	193,164	348,051	389,835
Others		39,880	61,559	84,464	131,391

	~~W~~	5,884,824	7,475,854	12,854,680	15,292,325

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	5,709,534	7,264,321	12,477,283	14,866,745
Revenue recognized over time		175,290	211,533	377,397	425,580

	~~W~~	5,884,824	7,475,854	12,854,680	15,292,325

(b) Details of contract assets and liabilities from contracts with customers as of June 30, 2020 and December 31, 2019 are as follows:

(in millions of Won)	June 30, 2020		December 31, 2019
Receivables
Accounts receivable	~~W~~	3,144,814	3,983,573
Contract assets
Accounts receivable		4,083	9,482
Contract liabilities
Advance received		5,493	5,112
Unearned income		18,634	28,484

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

26. Selling and Administrative Expenses

(a) Other administrative expenses

Other administrative expenses for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2020		2019	2020	2019
Wages and salaries	~~W~~	54,435	56,073	115,690	113,307
Expenses related to post-employment benefits		6,539	5,906	14,182	15,193
Other employee benefits		11,052	13,167	23,287	26,493
Travel		1,822	3,780	4,607	6,814
Depreciation		6,809	6,451	13,662	12,928
Amortization		9,039	9,144	18,456	18,288
Rental		10,946	9,509	24,204	18,452
Repairs		1,581	3,345	3,831	5,817
Advertising		14,490	19,263	29,384	32,902
Research & development		15,586	19,267	31,392	42,276
Service fees		40,068	41,147	77,441	82,727
Supplies		126	585	360	3,091
Vehicles maintenance		1,166	1,816	2,448	3,117
Industry association fee		1,244	908	3,220	2,631
Training		3,863	6,228	8,182	11,763
Conference		885	1,496	1,967	2,991
Others		13,111	11,525	19,218	17,640

	~~W~~	192,762	209,610	391,531	416,430

(b) Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2020		2019	2020	2019
Freight and custody	~~W~~	29,401	29,976	63,102	63,685
Operating expenses for distribution center		1,439	2,387	3,158	4,743
Sales commissions		19,535	21,865	64,788	37,431
Sales advertising		219	489	305	621
Sales promotion		302	1,257	696	2,261
Sample		157	331	333	545
Sales insurance premium		1,437	1,590	2,944	2,897

	~~W~~	52,490	57,895	135,326	112,183

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

27. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2020		2019	2020	2019
Finance income
Interest income(*1)	~~W~~	52,242	40,635	101,366	81,621
Dividend income		38,303	101,807	172,207	229,029
Gain on foreign currency transactions		85,665	83,938	232,829	118,877
Gain on foreign currency translations		(43,959)	3,276	27,339	35,939
Gain on valuation of derivatives		(27,107)	48,316	237,128	102,788
Others		5,391	3,513	13,983	6,940

	~~W~~	110,535	281,485	784,852	575,194

Finance costs
Interest expenses	~~W~~	56,712	36,677	113,808	73,589
Loss on foreign currency transactions		59,730	60,011	136,197	89,805
Loss on foreign currency translations		(79,914)	58,629	246,504	103,605
Others		777	712	1,211	1,293

	~~W~~	37,305	156,029	497,720	268,292

(*1)	Interest income calculated using the effective interest method for the six-month periods ended June 30, 2020 and 2019 were ~~W~~24,207 million and ~~W~~16,948 million, respectively.

28. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2020		2019	2020	2019
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	2,232	3,196	6,054	14,685
Gain on disposals of investment in subsidiaries, associates and joint ventures		21,907	—	21,907	1,194
Gain on disposals of assets held for sale		26,644	680	26,942	715
Gain on insurance proceeds		6,027	131	6,886	258
Gain on valuation of emission rights		—	25,440	—	25,440
Gain on disposals of emission rights		16,823	—	24,566	—
Others		7,965	6,468	19,368	14,548

	~~W~~	81,598	35,915	105,723	56,840

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	42,935	25,422	94,234	38,537
Impairment loss on property, plant and equipment		22,687	88,681	22,687	161,496
Impairment loss on investment in subsidiaries, associates and joint ventures		—	3,987	—	10,422
Donations		3,000	1,000	11,709	8,400
Impairment loss on assets held for sale		2,616	(713)	8,945	1,794
Others		26,021	21,669	38,370	32,045

	~~W~~	97,259	140,046	175,945	252,694

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2020		2019	2020	2019
Changes in inventories(*1)	~~W~~	289,400	(217,026)	387,281	1,681
Raw materials and consumables used		3,578,505	4,606,866	7,724,146	9,018,589
Employee benefits expenses		437,550	436,959	897,134	868,661
Outsourced processing cost		568,597	628,682	1,227,456	1,227,096
Depreciation(*2)		565,690	533,300	1,126,547	1,071,915
Amortization		25,235	19,336	50,851	38,426
Electricity and water		49,901	135,567	116,551	288,587
Service fees		61,282	63,620	119,628	124,861
Rental		20,162	13,481	42,908	26,569
Advertising		14,490	19,263	29,384	32,902
Freight and custody expenses		164,813	212,431	380,504	440,291
Sales commissions		19,535	21,865	64,788	37,431
Loss on disposals of property, plant and equipment		42,935	25,422	94,234	38,537
Impairment loss on property, plant and equipment		22,687	88,681	22,687	161,496
Impairment loss on investments in subsidiaries, associates and joint ventures		—	3,987	—	10,422
Other expenses		229,607	299,332	397,217	601,086

	~~W~~	6,090,389	6,891,766	12,681,316	13,988,550

(*1)	Changes in inventories include the changes in the balance of product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

30. Income Taxes

The effective tax rates of the Company for the six-month periods ended June 30, 2020 and 2019 were 18.82% and 27.05%, respectively.

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

31. Earnings per Share

Basic earnings per share for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows:

(in Won, except share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2020		2019	2020	2019
Profit for the period	~~W~~	6,645,986,027	545,381,748,420	459,666,301,329	1,216,554,712,849
Interests of hybrid bonds, net of tax		(1,662,931,506)	(1,662,931,506)	(3,325,863,013)	(3,307,589,040)
Weighted-average number of common shares outstanding(*1)		80,006,436	80,115,641	80,061,039	80,111,845
Basic earnings per share	~~W~~	62	6,787	5,700	15,144

(*1) The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	For the three-month periods ended June 30		For the six-month periods ended June 30
	2020	2019	2020	2019
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,180,399)	(7,071,194)	(7,125,796)	(7,074,990)

Weighted-average number of common shares outstanding	80,006,436	80,115,641	80,061,039	80,111,845

Since there were no potential shares of common stock which had dilutive effects as of June 30, 2020 and 2019, diluted earnings per share is equal to basic earnings per share.

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the six-month periods ended June 30, 2020 and 2019 were as follows:

1) For the six-month period ended June 30, 2020

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	3,548	11,096	15	442,305	60	12,835
POSCO COATED & COLOR STEEL Co., Ltd.		205,766	1,695	—	—	15,176	208
POSCO ICT(*4)		1,429	4,991	—	184,310	20,941	87,668
eNtoB Corporation		7	60	113,378	18,848	28	12,493
POSCO CHEMICAL CO., LTD		144,466	24,770	229,721	12,830	154,424	4,362
POSCO ENERGY CO., LTD.		1,553	1,216	9,995	3	—	11,110
POSCO INTERNATIONAL Corporation		2,795,437	54,331	110,798	—	11,371	2,083
POSCO Thainox Public Company Limited		106,717	137	3,454	—	—	—
POSCO America Corporation		96,266	—	—	—	—	3
POSCO Canada Ltd.		—	816	90,805	—	—	—
POSCO Asia Co., Ltd.		719,978	965	81,671	2,272	1,162	1,419
Qingdao Pohang Stainless Steel Co., Ltd.		70,768	66	—	—	—	176
POSCO JAPAN Co., Ltd.		548,842	—	16,420	2,959	—	1,088
POSCO-VIETNAM Co., Ltd.		101,105	223	—	—	—	20
POSCO MEXICO S.A. DE C.V.		68,574	99	—	—	—	304
POSCO Maharashtra Steel Private Limited		153,754	847	—	—	—	185
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		57,645	—	—	—	—	—
POSCO VST CO., LTD.		132,216	56	—	—	—	20
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	804	291,649	—	—	—
Others		573,063	18,184	41,106	25,580	128,557	58,065

		5,781,134	120,356	989,012	689,107	331,719	192,039

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.(*5)		65	41	916	84,839	4,086	12,431
SNNC		2,901	3,478	219,060	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		17,154	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	625,545	—	—	—
Others		14,332	54,933	28,954	—	—	13,348

		34,452	58,452	874,475	84,839	4,086	25,779

	~~W~~	5,815,586	178,808	1,863,487	773,946	335,805	217,818

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of June 30, 2020, the Company provided guarantees to related companies (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the six-month period ended June 30, 2020, POSCO PLANTEC Co., Ltd. was excluded from associates due to the Company’s loss of significant influence over the investee.

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

2) For the six-month period ended June 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	3,608	11,089	—	139,349	21	5,233
POSCO COATED & COLOR STEEL Co., Ltd.		233,408	1,707	—	—	7,684	491
POSCO ICT		1,509	4,989	—	148,817	17,055	88,838
eNtoB Corporation		7	60	159,576	16,936	59	13,431
POSCO CHEMICAL CO., LTD		197,793	25,129	255,299	7,578	156,383	2,010
POSCO ENERGY CO., LTD.		106,602	624	—	—	—	62
POSCO INTERNATIONAL Corporation		2,841,376	46,572	330,044	—	26,037	2,569
POSCO Thainox Public Company Limited		120,032	13,675	3,733	—	—	3
POSCO America Corporation		184,517	—	—	—	—	39
POSCO Canada Ltd.		340	604	151,892	—	—	—
POSCO Asia Co., Ltd.		861,771	585	248,431	—	987	2,796
Qingdao Pohang Stainless Steel Co., Ltd.		59,410	—	—	—	—	—
POSCO JAPAN Co., Ltd.		756,357	—	21,553	3,021	—	1,487
POSCO-VIETNAM Co., Ltd.		141,535	181	—	—	—	37
POSCO MEXICO S.A. DE C.V.		153,766	31	—	—	—	5
POSCO Maharashtra Steel Private Limited		333,608	187	—	—	—	256
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		43,313	—	1,481	—	—	—
POSCO VST CO., LTD.		137,025	—	—	—	—	62
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	180	322,210	—	—	—
Others		425,315	14,560	81,055	10,572	133,582	60,791

		6,601,292	120,173	1,575,274	326,273	341,808	178,110

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		183	65	1,399	110,614	9,326	9,362
SNNC		2,747	3,380	244,626	—	—	10
POSCO-SAMSUNG-Slovakia Processing Center		31,764	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	482,848	—	—	—
Others		6,985	86,037	27,127	—	—	—

		41,679	89,482	756,000	110,614	9,326	9,372

	~~W~~	6,642,971	209,655	2,331,274	436,887	351,134	187,482

(b)	Significant transactions with related companies for the three-month periods ended June 30, 2020 and 2019 were as follows:

1) For the three-month period ended June 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	2,011	17	—	198,832	60	5,123
POSCO COATED & COLOR STEEL Co., Ltd.		89,666	1	—	—	6,818	91
POSCO ICT		718	2	—	85,004	10,483	41,213
eNtoB Corporation		3	—	55,786	9,743	9	6,931
POSCO CHEMICAL CO., LTD		61,232	4,828	105,977	8,690	71,609	653
POSCO ENERGY CO., LTD.		266	537	5,385	—	—	5,598
POSCO INTERNATIONAL Corporation		1,274,878	—	31,102	—	—	941
POSCO Thainox Public Company Limited		55,096	71	792	—	—	—
POSCO America Corporation		32,624	—	—	—	—	—
POSCO Canada Ltd.		—	753	51,250	—	—	—
POSCO Asia Co., Ltd.		402,677	746	36,185	504	766	910
Qingdao Pohang Stainless Steel Co., Ltd.		35,299	66	—	—	—	119
POSCO JAPAN Co., Ltd.		230,608	—	9,698	2,339	—	650
POSCO-VIETNAM Co., Ltd.		37,517	108	—	—	—	—
POSCO MEXICO S.A. DE C.V.		17,483	63	—	—	—	249
POSCO Maharashtra Steel Private Limited		36,314	44	—	—	—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		25,094	—	—	—	—	—
POSCO VST CO., LTD.		62,622	56	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	462	136,882	—	—	—
Others		304,164	3,644	14,283	12,622	67,484	28,998

		2,668,272	11,398	447,340	317,734	157,229	91,476

Associates and joint ventures
SNNC		1,491	443	98,634	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		3,229	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	303,358	—	—	—
Others		4,625	39,739	16,589	—	—	5,695

		9,345	40,182	418,581	—	—	5,695

	~~W~~	2,677,617	51,580	865,921	317,734	157,229	97,171

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

2) For the three-month period ended June 30, 2019

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	2,198	16	—	72,852	—	2,519
POSCO COATED & COLOR STEEL Co., Ltd.		116,211	1	—	—	5,315	119
POSCO ICT		729	—	—	87,989	8,498	42,677
eNtoB Corporation		3	—	81,080	10,952	33	7,907
POSCO CHEMICAL CO., LTD		93,869	5,799	124,303	5,513	78,253	1,881
POSCO ENERGY CO., LTD.		49,714	310	—	—	—	42
POSCO INTERNATIONAL Corporation		1,423,768	1	154,881	—	13,381	1,629
POSCO Thainox Public Company Limited		54,928	13,616	2,063	—	—	—
POSCO America Corporation		89,516	—	—	—	—	21
POSCO Canada Ltd.		340	529	75,279	—	—	—
POSCO Asia Co., Ltd.		445,133	498	100,397	—	429	2,235
Qingdao Pohang Stainless Steel Co., Ltd.		5,363	—	—	—	—	—
POSCO JAPAN Co., Ltd.		350,682	—	12,033	707	—	853
POSCO-VIETNAM Co., Ltd.		66,995	96	—	—	—	—
POSCO MEXICO S.A. DE C.V.		75,553	17	—	—	—	—
POSCO Maharashtra Steel Private Limited		142,945	92	—	—	—	256
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		25,309	—	957	—	—	—
POSCO VST CO., LTD.		58,204	—	—	—	—	19
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	41	198,168	—	—	—
Others		204,728	3,439	25,317	4,790	66,424	34,354

		3,206,188	24,455	774,478	182,803	172,333	94,512

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		67	5	648	59,868	4,411	6,651
SNNC		1,399	1,100	128,978	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		7,901	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	280,820	—	—	—
Others		2,993	74,784	13,962	—	—	—

		12,360	75,889	424,408	59,868	4,411	6,651

	~~W~~	3,218,548	100,344	1,198,886	242,671	176,744	101,163

(c)	The related account balances from significant transactions with related companies as of June 30, 2020 and December 31, 2019 are as follows:

1) June 30, 2020

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	3,005	56	3,061	—	55,360	381	55,741
POSCO COATED & COLOR STEEL Co., Ltd.		35,652	—	35,652	—	9	3,089	3,098
POSCO ICT		123	—	123	2,602	70,313	35,076	107,991
eNtoB Corporation		—	34	34	2,698	31,539	18	34,255
POSCO CHEMICAL CO., LTD		20,537	2,904	23,441	11,092	45,121	17,606	73,819
POSCO ENERGY CO., LTD.		166	214	380	—	2,563	13,630	16,193
POSCO INTERNATIONAL Corporation		438,989	10	438,999	756	238	—	994
POSCO Thainox Public Company Limited		34,981	3	34,984	—	—	—	—
POSCO America Corporation		4,432	—	4,432	—	—	—	—
POSCO Asia Co., Ltd.		295,369	847	296,216	3,810	257	—	4,067
Qingdao Pohang Stainless Steel Co., Ltd.		21,523	—	21,523	—	—	—	—
POSCO MEXICO S.A. DE C.V.		40,423	707	41,130	—	—	—	—
POSCO Maharashtra Steel Private Limited		196,825	477	197,302	—	—	—	—
Others		597,632	43,367	640,999	15,367	28,726	85,326	129,419

		1,689,657	48,619	1,738,276	36,325	234,126	155,126	425,577

Associates and joint ventures
SNNC		340	216	556	10,364	—	—	10,364
Roy Hill Holdings Pty Ltd		—	—	—	169,954	—	—	169,954
Others		408	38,077	38,485	4,042	—	—	4,042

		748	38,293	39,041	184,360	—	—	184,360

	~~W~~	1,690,405	86,912	1,777,317	220,685	234,126	155,126	609,937

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

2) December 31, 2019

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,702	65	5,767	—	78,512	385	78,897
POSCO COATED & COLOR STEEL Co., Ltd.		57,792	—	57,792	—	11	3,828	3,839
POSCO ICT		225	1	226	1,147	129,424	42,844	173,415
eNtoB Corporation		—	—	—	3,459	27,431	—	30,890
POSCO CHEMICAL CO., LTD		35,102	3,578	38,680	17,839	52,710	19,369	89,918
POSCO ENERGY CO., LTD.		1,876	4	1,880	—	3,229	14,912	18,141
POSCO INTERNATIONAL Corporation		633,073	—	633,073	345	2,218	3,839	6,402
POSCO Thainox Public Company Limited		52,826	2	52,828	916	—	—	916
POSCO America Corporation		8,448	—	8,448	—	—	—	—
POSCO Asia Co., Ltd.		508,962	748	509,710	12,784	171	—	12,955
Qingdao Pohang Stainless Steel Co., Ltd.		29,842	—	29,842	—	—	—	—
POSCO MEXICO S.A. DE C.V.		90,351	702	91,053	—	—	—	—
POSCO Maharashtra Steel Private Limited		235,917	444	236,361	—	—	—	—
Others		470,734	33,851	504,585	14,397	40,233	87,652	142,282

		2,130,850	39,395	2,170,245	50,887	333,939	172,829	557,655

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		84	10	94	471	49,511	—	49,982
SNNC		297	65	362	19,769	—	—	19,769
Roy Hill Holdings Pty Ltd		—	—	—	93,383	—	—	93,383
Others		942	706	1,648	3,447	586	—	4,033

		1,323	781	2,104	117,070	50,097	—	167,167

	~~W~~	2,132,173	40,176	2,172,349	167,957	384,036	172,829	724,822

(d)	For the six-month periods ended June 30, 2020 and 2019, details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2020		June 30, 2019
Short-term benefits	~~W~~	21,409	23,896
Long-term benefits		2,172	3,123
Retirement benefits		4,836	6,173

	~~W~~	28,417	33,192

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

33. Commitments and Contingencies

(a)	Commitments

1)

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2020, 81 million tons of iron ore and 12 million tons of coal remained to be purchased under such long-term contracts.

2)

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

43

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

3)

The Company entered into consecutive voyage charter (CVC) contract for the transportation of raw materials. As of June 30, 2020, there are 39 vessels under CVC contracts and the average remaining contract period is about 9 years.

4)

The Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowings up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the project. The Company is not liable for the repayment in full or part of borrowings if the project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreement. As of June 30, 2020, the ending balance of the borrowing amounts to USD 1.02 million.

5)

The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

6)	The Company provides a supplementary fund of up to ~~W~~9.8 billion to the Company’s subsidiary, Busan E&E Co., Ltd., at the request of creditors such as the Korea Development Bank.

(b)	As of June 30, 2020, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 21 lawsuits aggregating to ~~W~~38.9 billion as defendant as of June 30, 2020, which arise from the ordinary course of business such as claim for confirmation of employee status. The Company has recognized provisions amounting to ~~W~~2.1 billion for 1 of 21 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company does not believe it has a present obligation as of June 30, 2020.

44

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2020

(Unaudited)

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month periods ended June 30, 2020 and 2019 were as follows:

(in millions of Won)	June 30, 2020		June 30, 2019
Trade accounts and notes receivable, net	~~W~~	830,252	(307,715)
Other accounts receivable		(5,207)	(25,342)
Inventories		740,396	(139,320)
Prepaid expenses		(1,924)	(24,988)
Other current assets		(3,652)	152
Long-term guarantee deposits		(448)	58
Derivative assets		4,898	—
Other non-current assets		444	548
Trade accounts and notes payable		193,651	(25,513)
Other accounts payable		(89,951)	(92,763)
Accrued expenses		(16,670)	22,413
Advances received		381	82
Withholdings		2,303	(251)
Unearned revenue		(5,227)	2,876
Other current liabilities		(14,429)	(4,835)
Derivative liabilities		5,692	—
Payments of severance benefits		(89,031)	(48,921)
Plan assets		29,417	29,487
Other non-current liabilities		(7,971)	(4,511)

	~~W~~	1,572,924	(618,543)

35. Events after the reporting period

Pursuant to the resolution of the Board of Directors on August 7, 2020, the Company decided to pay interim cash dividends of ~~W~~500 per common share (total dividend: ~~W~~39.9 billion).

45